As filed with the Securities and Exchange Commission on June 15, 1995


                                                     Registration No. 33-58647



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        _____________________________

                         PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ________________________

                              CITY HOLDING COMPANY
             (Exact name of registrant as specified in its charter)
                            ________________________

    West Virginia                       6711                    55-0619957
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of incorporation or         Classification Code Number)  Identification No.)
     organization)
                        3601 MacCorkle Avenue, S.E.
                      Charleston, West Virginia 25304
                              (304) 925-6611
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ________________________


                                 STEVEN J. DAY
                     President and Chief Executive Officer
                              City Holding Company
                          3601 MacCorkle Avenue, S.E.
                        Charleston, West Virginia 25304
                                 (304) 925-6611
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ________________________

                                    Copy to:

     LATHAN M. EWERS, JR.                   DEBORAH A. SINK
     Hunton & Williams                      Bowles, Rice, McDavid, Graff & Love
     951 East Byrd Street                   16th Floor Commerce Square
     Richmond, Virginia  23219-4074         P.O. Box 1386
                                            Charleston, West Virginia 25325-1386
                            ________________________

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.
                         _________________________



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CITY HOLDING COMPANY

                             CROSS-REFERENCE SHEET

                                          Caption(s) or Location in
      Item of Form S-4                    Joint Proxy
                                          Statement/Prospectus
1.    Forepart of Registration            Facing Page; Cross Reference
      Statement and Outside Front         Sheet; Outside Front Cover
      Cover Page of Joint Proxy           Page
      Statement/Prospectus

2.    Inside Front and Outside            Inside Front Cover Page; Table
      Back Cover Pages of Joint           of Contents; Available
      Proxy Statement/Prospectus          Information; Incorporation of
                                          Certain Information by
                                          Reference

3.    Risk Factors, Ratio of              Summary; Selected Financial
      Earnings to  Fixed Charges          Data
      and Other Information

4.    Terms of the Transaction            Summary; The Merger; City
                                          Holding Capital Stock;
                                          Comparative Rights of
                                          Shareholders; Incorporation of
                                          Certain Information by
                                          Reference; Annex I; Annex II

5.    Pro Forma Financial                 Pro Forma Condensed
      Information                         Consolidated Financial
                                          Statements (Unaudited)

6.    Material Contacts with the          Not Applicable
      Company Being Acquired

7.    Additional Information              Not Applicable
      Required for Reoffering by
      Persons and Parties Deemed
      to be Underwriters

8.    Interests of Named Experts          The Merger; Legal Opinions
      and Counsel

9.    Disclosure of Commission            Not Applicable
      Position on Indemnification
      for Securities Act
      Liabilities

10.   Information with Respect            Not Applicable
      to S-3 Registrants

11.   Incorporation of Certain            Not Applicable
      Information by Reference

12.   Information with Respect            Business of City Holding;
      to S-2 or S-3                       Supervision and Regulation;
      Registrants                         Selected Financial Data; City
                                          Holding Capital Stock; City
                                          Holding Management's
                                          Discussion and Analysis of
                                          Financial Condition and
                                          Results of Operation; City
                                          Holding Market Price and
                                          Dividend Information; City
                                          Holding Audited Consolidated
                                          Financial Statements

13.   Incorporation of Certain            Incorporation of Certain
      Information by Reference            Information by Reference

14.   Information with Respect            Not Applicable
      to Registrants Other
      than S-3 or S-2
      Registrants

15.   Information with Respect            Not Applicable
      to S-3 Companies

16.   Information with Respect            Not Applicable
      to S-2 or S-3 Companies

17.   Information with Respect            Business of FMB; Properties of
      to Companies other than             FMB; FMB Management's
      S-2 or S-3 Companies                Discussion and Analysis of
                                          Financial Condition and
                                          Results of Operation; FMB
                                          Audited Financial Statements;
                                          Legal Proceedings Concerning
                                          FMB; Market for FMB Common
                                          Stock and Related Stockholder
                                          Matters

18.   Information if Proxies,             Summary; The Shareholder
      Consents or                         Meetings; Dissenters' Rights;
      Authorizations are to be            Annex IV; The Merger; City
      Solicited                           Holding Ownership of Equity
                                          Securities; FMB Ownership of
                                          Equity Securities; Election of
                                          City Holding Directors;
                                          Executive Officers of City
                                          Holding; City Holding
                                          Executive Compensation; City
                                          Holding Performance Graph;
                                          City Holding Employment
                                          Agreements; City Holding
                                          Certain Relationships and
                                          Related Transactions; FMB
                                          Certain Relationships and
                                          Related Transactions

19.   Information if Proxies,             Not Applicable
      Consents or
      Authorizations are not
      to be Solicited, or in
      an Exchange Offer

               [First Merchants Bancorp, Inc. Letterhead]
                    Fourth Avenue and Washington Street
                     Montgomery, West Virginia  25136

                                                              June __, 1995


Dear Shareholders:

     We cordially invite you to attend a special meeting of shareholders of First Merchants Bancorp, Inc. ("FMB") to be held at FMB's corporate headquarters at Fourth Avenue and Washington Street, Montgomery, West Virginia, on July __, 1995, at 4:30 p.m. for the purpose of considering the proposal by which FMB will merge with and into City Holding Company, a bank holding company headquartered in Charleston, West Virginia ("City Holding"), and the shareholders of FMB will become shareholders of City Holding.

     Upon consummation of the proposed merger, each FMB shareholder will be entitled to receive for each share of FMB Common Stock, 1.60 shares of City Holding Common Stock. The terms of the proposed merger are explained in detail in the accompanying Joint Proxy Statement/Prospectus that we urge you to read carefully.

     Regardless of the number of shares you own and whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. Accordingly, you are requested to sign, date and mail the enclosed proxy at your earliest convenience. In the event you execute a proxy and subsequently find you can attend the meeting, you may revoke your proxy and vote at the meeting if you wish. Only shareholders of record as of June __, 1995, are entitled to notice of and to vote on matters to be transacted at the annual meeting.

     Your Board of Directors is unanimously of the opinion that City Holding Common Stock, which will be more widely traded than FMB Common Stock following the proposed merger, is a desirable security for our shareholders. Further, we believe that the depth of services and support that the combination of FMB and City Holding can bring to our market area exceed those which FMB alone can offer to its customers. Consequently, the Board urges you to vote FOR the merger described in the accompanying Joint Proxy Statement/Prospectus.

                                     Sincerely,


                                     George F. Davis
                                     Chief Executive Officer
                                     First Merchants Bancorp, Inc.

                       FIRST MERCHANTS BANCORP, INC.
                    Fourth Avenue and Washington Street
                     Montgomery, West Virginia  25136

                 NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To Be Held July __, 1995

TO THE SHAREHOLDERS OF FIRST MERCHANTS BANCORP, INC.:

     Notice is hereby given that, pursuant to call of its Board of Directors, a special meeting of shareholders of First Merchants Bancorp, Inc. ("FMB") will be held at FMB's corporate headquarters at Fourth Avenue and Washington Street on July __, 1995, at 4:30 p.m. for the following purposes:

     1. Proposed Merger. To consider and vote upon the Agreement and Plan of Reorganization, dated as of March 14, 1995, and the Plan of Merger attached thereto (the "Agreement") providing for the merger of FMB with City Holding Company, a West Virginia corporation. The Agreement is attached to the accompanying Joint Proxy Statement/Prospectus as Annex I.

     2. Other Business. To consider and vote upon such other matters as may properly come before the meeting.

     Only those FMB shareholders of record at the close of business on June __, 1995, shall be entitled to notice of and to vote at the meeting or any adjournments or postponements thereof.

     The Board of Directors of FMB unanimously recommends that the holders of FMB Common Stock vote to approve the above proposal.

                                     By Order of the Board of
                                         Directors,


                                     _______________________
                                     Secretary

June __, 1995
Montgomery, West Virginia

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED. SHAREHOLDERS ATTENDING THE MEETING MAY PERSONALLY VOTE ON ALL MATTERS WHICH ARE CONSIDERED, IN WHICH EVENT THE SIGNED PROXIES ARE REVOKED.

                       [City Holding Company Letterhead]
                          3601 MacCorkle Avenue, S.E.
                        Charleston, West Virginia  25304

                                                              June __, 1995

Dear Shareholders:

     We cordially invite you to attend the annual meeting of shareholders of City Holding Company ("City Holding") to be held at City Holding's corporate headquarters located at 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304, on July __, 1995, at 4:00 p.m. for the purpose of considering the approval of an Agreement and Plan of Reorganization that provides for the merger of First Merchants Bancorp, Inc., a West Virginia corporation headquartered in Montgomery, West Virginia, into City Holding, thereby allowing City Holding to acquire FMB's subsidiary, Merchants National Bank, a national banking association. The approximately 918,000 additional shares to be issued in the merger represent approximately 24% of the City Holding Common Stock outstanding on March 31, 1995, and shareholder approval of the merger is a condition to consummation of the acquisition.

     Shareholders also will be asked to elect four Class III Directors to the Board of Directors to serve three year terms, to ratify the Board of Directors' appointment of Ernst & Young LLP as auditors for City Holding for 1995, and to transact such other business as may properly come before the meeting or any adjournment thereof.

     If you cannot attend the meeting in person, please complete the enclosed proxy and return it in the accompanying postage-paid envelope so that your shares will be represented at the meeting. Only holders of City Holding Common Stock of record at the close of business on June __, 1995 are entitled to notice of and to vote on matters to be transacted at the Annual Meeting.

     Your Board of Directors is unanimously of the opinion that the proposed transaction with FMB would be beneficial to City Holding's shareholders. Consequently, the Board urges you to vote FOR the merger described in the accompanying Joint Proxy Statement/Prospectus.

                     Sincerely,


                     Steven J. Day
                     President and Chief Executive Officer,
                     City Holding Company

                           CITY HOLDING COMPANY
                        3601 MacCorkle Avenue, S.E.
                     Charleston, West Virginia  25304

                 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         To Be Held July __, 1995

TO THE SHAREHOLDERS OF CITY HOLDING COMPANY:

     Notice is hereby given that, pursuant to call of its Board of Directors, the annual meeting of shareholders of City Holding Company ("City Holding") will be held at City Holding's corporate headquarters located at 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304, on July __, 1995, at 4:00 p.m. for the following purposes:

     1. Proposed Merger. To consider and vote upon the Agreement and Plan of Reorganization, dated as of March 14, 1995, and the Plan of Merger attached thereto (the "Agreement") providing for the merger of First Merchants Bancorp, Inc. into City Holding. The Agreement is attached to the accompanying Joint Proxy Statement/Prospectus as Annex I.

     2. Election of Directors. To elect four Class III Directors to the Board of Directors to serve three-year terms.

     3. Ratification of Auditors. To ratify the Board of Directors' appointment of Ernst & Young LLP as auditors for City Holding for 1995; and

     4. Other Business. To consider and vote upon such other matters as may properly come before the meeting.

     Only holders of City Holding Common Stock of record at the close of business on June __, 1995 are entitled to notice of and to vote on matters to be transacted at the Annual Meeting of any postponement or adjournment thereof. All properly executed proxies delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with instructions, if any. In the absence of instructions, the proxies will be voted FOR Items One through Three as described in the accompanying Joint Proxy Statement/Prospectus.

                                     By Order of the Board of
                                        Directors,


                                     Otis L. O'Connor
                                     Secretary

June __, 1995
Charleston, West Virginia

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED. SHAREHOLDERS ATTENDING THE MEETING MAY PERSONALLY VOTE ON ALL MATTERS WHICH ARE CONSIDERED, IN WHICH EVENT THE SIGNED PROXIES ARE REVOKED.

                             JOINT PROXY STATEMENT

     City Holding Company              First Merchants Bancorp, Inc.
       Annual Meeting                         Special Meeting
       to be Held on                           to be Held on
       July __, 1995                           July __, 1995

                          ______________________

                                PROSPECTUS
                                    OF
                           CITY HOLDING COMPANY

                               COMMON STOCK
                           _____________________


     This Joint Proxy Statement/Prospectus is being furnished to the holders of common stock, $2.00 par value (the "FMB Common Stock"), of First Merchants Bancorp, Inc. a West Virginia corporation ("FMB"), in connection with the solicitation of proxies by the Board of Directors of FMB for use at a special meeting of FMB shareholders to be held at 4:30 p.m., on July __, 1995, at FMB's corporate headquarters at Fourth Avenue and Washington Street, Montgomery, West Virginia (the "FMB Special Meeting").

     This Joint Proxy Statement/Prospectus is also being furnished to holders of common stock, par value $2.50 per share (the "City Holding Common Stock"), of City Holding Company, a West Virginia corporation ("City Holding"), in connection with the solicitation of proxies by the Board of Directors of City Holding for use at the annual meeting of City Holding's shareholders to be held at City Holding's corporate headquarters located at 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304, on July __, 1995, at 4:00 p.m. (the "City Holding Annual Meeting" and, together with the FMB Special Meeting, the "Shareholder Meetings").

     At the Shareholder Meetings, the shareholders of record of City Holding Common Stock as of the close of business on June __, 1995, and the shareholders of record of FMB Common Stock as of the close of business on June __, 1995, will consider and vote upon, among other things, a proposal to approve the Agreement and Plan of Reorganization (the "Agreement") dated as of March 14, 1995, by and among City Holding, FMB and Merchants National Bank ("Merchants"), a national banking association wholly-owned by FMB pursuant to which FMB will merge into City Holding and the holders of shares of FMB Common Stock will receive City Holding Common Stock in exchange therefor. Upon consummation of the Merger, which is expected to occur on July __, 1995, each outstanding share of FMB Common Stock (other than shares held by City Holding or in FMB's treasury and other than shares as to which dissenters' rights have been asserted and duly perfected in accordance with West Virginia law ("Dissenting Shares")) shall be converted into 1.60 shares of City Holding Common Stock. Based on the closing bid price for City Holding Common Stock on The Nasdaq National Market on June __, 1995, of $__________, each share of FMB Common Stock would have been exchanged for City Holding Common Stock having a value of $__________.
City Holding will issue up to 918,400 shares of City Holding Common Stock in the Merger. For a description of the Agreement, which is included herein in its entirety as Annex I to this Joint Proxy Statement/Prospectus, see "THE MERGER."

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of City Holding with respect to the shares of City Holding Common Stock to be issued to shareholders of FMB in connection with the Merger. The outstanding shares of City Holding Common Stock are, and the shares offered hereby will be, traded on The Nasdaq National Market.

     All information contained in this Joint Proxy Statement/Prospectus relating to City Holding and its subsidiaries has been supplied by City Holding, and all information relating to FMB and Merchants has been supplied by FMB and Merchants. This Joint Proxy Statement/Prospectus and the accompanying proxy appointment cards are first being mailed to shareholders of City Holding and FMB on or about June __, 1995.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF CITY HOLDING COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

  The date of this Joint Proxy Statement/Prospectus is __________, 1995.

                           AVAILABLE INFORMATION

     City Holding. City Holding is subject to the reporting and informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. As permitted by the Rules and Regulations of the Commission, this Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and the exhibits thereto (together with the amendments thereto, the "Registration Statement"), which has been filed by City Holding with the Commission under the Securities Act of 1933 (the "1933 Act") with respect to the City Holding Common Stock and to which reference is hereby made for further information.


     This Joint Proxy Statement/Prospectus incorporates by reference certain documents relating to City Holding that are not presented herein or delivered herewith. Such documents are available without charge upon request from Robert A. Henson, Chief Financial Officer, City Holding Company, 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304, telephone (304) 925-6611. In order to ensure timely delivery of the documents, any requests should be made by _________ __, 1995.


     FMB. FMB is subject to the reporting and informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Incorporated by reference herein are (i) City Holding's Annual Report on Form 10-K for the year ended December 31, 1994, (ii) City Holding's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, (iii) City Holding's amendment on Form 8-K/A, filed February 21, 1995, to its Current Report on Form 8-K, filed December 19, 1994, (iv) FMB's Annual Report on Form 10-K for the year ended December 31, 1994, and (v) FMB's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.


     All documents filed by City Holding pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Shareholder Meetings are hereby incorporated by reference in this Joint Proxy Statement/Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus or any supplement hereto.


     Also incorporated by reference is the Agreement, which is attached to this Joint Proxy Statement/Prospectus as Annex I.

     No person has been authorized to give any information or to make any representation other than as contained herein in connection with the offer contained in this Prospectus, and if given or made, such information or representation must not be relied upon. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to or solicitation of any person in any jurisdiction to whom it would be unlawful to make such an offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.


                             TABLE OF CONTENTS

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . .  10

THE SHAREHOLDER MEETINGS. . . . . . . . . . . . . . . . . . . . . . . .  13
     FMB Special Meeting. . . . . . . . . . . . . . . . . . . . . . . .  13
     City Holding Annual Meeting. . . . . . . . . . . . . . . . . . . .  14
     Votes Required . . . . . . . . . . . . . . . . . . . . . . . . . .  15
     Recommendations. . . . . . . . . . . . . . . . . . . . . . . . . .  16

THE MERGER. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
     Background and Reasons for the Merger. . . . . . . . . . . . . . .  18
     Opinion of Financial Advisor . . . . . . . . . . . . . . . . . . .  19
     Effective Date . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     Exchange Ratio and Conversion of Shares. . . . . . . . . . . . . .  22
     Business of FMB and Merchants Pending the Merger . . . . . . . . .  24
     Conditions to Consummation of the Merger . . . . . . . . . . . . .  24
     Stock Option Agreements. . . . . . . . . . . . . . . . . . . . . .  26
     Waiver and Amendment; Termination. . . . . . . . . . . . . . . . .  27
     Management and Operations after the Merger . . . . . . . . . . . .  28
     Interests of Certain Persons in the Merger . . . . . . . . . . . .  28
     Certain Federal Income Tax Consequences. . . . . . . . . . . . . .  29

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) . . .  30

DISSENTERS' RIGHTS. . . . . . . . . . . . . . . . . . . . . . . . . . .  37

CITY HOLDING CAPITAL STOCK. . . . . . . . . . . . . . . . . . . . . . .  39
     Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
     Preferred Stock. . . . . . . . . . . . . . . . . . . . . . . . . .  40
     Preferred Stock Purchase Rights Plan; Change of Control. . . . . .  40
     Reports to Shareholders. . . . . . . . . . . . . . . . . . . . . .  41
     Transfer Agent . . . . . . . . . . . . . . . . . . . . . . . . . .  41

COMPARATIVE RIGHTS OF SHAREHOLDERS. . . . . . . . . . . . . . . . . . .  41
     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . .  41
     Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . .  41
     Directors and Classes of Directors . . . . . . . . . . . . . . . .  42
     Anti-Takeover Provisions . . . . . . . . . . . . . . . . . . . . .  43
     Preemptive Rights. . . . . . . . . . . . . . . . . . . . . . . . .  43
     Assessment . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
     Conversion; Redemption; Sinking Fund . . . . . . . . . . . . . . .  43
     Liquidation Rights . . . . . . . . . . . . . . . . . . . . . . . .  44
     Dividends and Other Distributions. . . . . . . . . . . . . . . . .  44
     Shareholder Meetings . . . . . . . . . . . . . . . . . . . . . . .  44
     Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . .  44
     Director Exculpation . . . . . . . . . . . . . . . . . . . . . . .  45

SUPERVISION AND REGULATION. . . . . . . . . . . . . . . . . . . . . . .  46
     Limits on Dividends and Other Payments . . . . . . . . . . . . . .  46
     Capital Requirements . . . . . . . . . . . . . . . . . . . . . . .  47
     FIRREA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48
     FDICIA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
     Bank Holding Companies . . . . . . . . . . . . . . . . . . . . . .  49
     Banks. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
     FDIC Insurance Assessments . . . . . . . . . . . . . . . . . . . .  50
     Governmental Policies. . . . . . . . . . . . . . . . . . . . . . .  50

BUSINESS OF CITY HOLDING. . . . . . . . . . . . . . . . . . . . . . . .  51

CITY HOLDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATION . . . . . . . . . . . . . . . .  54
     Overview . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
     Interest-Earning Assets and Interest-Bearing Liabilities . . . . .  55
     Net Interest Income. . . . . . . . . . . . . . . . . . . . . . . .  57
     Loan Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . .  60
     Loan Loss Analysis . . . . . . . . . . . . . . . . . . . . . . . .  61
     Liquidity and Interest Rate Sensitivity. . . . . . . . . . . . . .  64
     Other Income and Expenses. . . . . . . . . . . . . . . . . . . . .  67
     Capital Resources. . . . . . . . . . . . . . . . . . . . . . . . .  68
     Inflation. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
     Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .  70

CITY HOLDING MARKET PRICE AND DIVIDEND INFORMATION. . . . . . . . . . .  70

CITY HOLDING OWNERSHIP OF EQUITY SECURITIES . . . . . . . . . . . . . .  72

BUSINESS OF FMB . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73

PROPERTIES OF FMB . . . . . . . . . . . . . . . . . . . . . . . . . . .  73

FMB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATION . . . . . . . . . . . . . . . . . . . . . . .  74
     Summary of Changes in Financial Position . . . . . . . . . . . . .  74
     Summary of Results of Operations . . . . . . . . . . . . . . . . .  76
     Net Interest Income. . . . . . . . . . . . . . . . . . . . . . . .  76

     Loan Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . .  78

     Provision for Loan Losses. . . . . . . . . . . . . . . . . . . . .  78
     Noninterest Income and Expenses. . . . . . . . . . . . . . . . . .  79
     Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .  79
     Capital Resources. . . . . . . . . . . . . . . . . . . . . . . . .  80
     Liquidity. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  81

     Inflation. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  81

LEGAL PROCEEDINGS CONCERNING FMB. . . . . . . . . . . . . . . . . . . .  82

MARKET FOR FMB COMMON STOCK AND RELATED STOCKHOLDER MATTERS . . . . . .  82

DIRECTORS AND EXECUTIVE OFFICERS OF FMB . . . . . . . . . . . . . . . .  83
     Directors. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83
     Executive Officers . . . . . . . . . . . . . . . . . . . . . . . .  85


FMB EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . . . .  86
     FMB Pension Plan . . . . . . . . . . . . . . . . . . . . . . . . .  86

FMB CHANGE OF CONTROL AGREEMENTS. . . . . . . . . . . . . . . . . . . .  87

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FMB. . . . . .  87

FMB CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . . . . . . .  87

RESALE OF CITY HOLDING COMMON STOCK . . . . . . . . . . . . . . . . . .  90

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  91

LEGAL OPINIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  91

ELECTION OF CITY HOLDING DIRECTORS. . . . . . . . . . . . . . . . . . .  91
     Committees of the Board of Directors . . . . . . . . . . . . . . .  93
     Attendance . . . . . . . . . . . . . . . . . . . . . . . . . . . .  94
     Compensation of Directors. . . . . . . . . . . . . . . . . . . . .  94

EXECUTIVE OFFICERS OF CITY HOLDING. . . . . . . . . . . . . . . . . . .  94

CITY HOLDING EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . .  94
     City Holding Compensation Committee Report on Executive
          Compensation. . . . . . . . . . . . . . . . . . . . . . . . .  95
     City Holding Company Stock Incentive Plan. . . . . . . . . . . . .  96
     City Holding Company Profit Sharing and 401(k) Plan. . . . . . . .  98

CITY HOLDING PERFORMANCE GRAPH. . . . . . . . . . . . . . . . . . . . .  98

CITY HOLDING EMPLOYMENT AGREEMENTS. . . . . . . . . . . . . . . . . . .  98

CITY HOLDING CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . .  99

CITY HOLDING COMPLIANCE WITH SECTION 16 OF THE EXCHANGE ACT . . . . . .  99

RATIFICATION OF APPOINTMENT OF CITY HOLDING'S AUDITORS. . . . . . . . .  99

CITY HOLDING SHAREHOLDER PROPOSALS. . . . . . . . . . . . . . . . . . .  100

CITY HOLDING AUDITED CONSOLIDATED FINANCIAL STATEMENTS. . . . . . . . . F-14

FMB AUDITED FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . F-37

AGREEMENT AND PLAN OF REORGANIZATION. . . . . . . . . . . . . . . . Annex I

FMB STOCK OPTION AGREEMENT. . . . . . . . . . . . . . . . . . . . .Annex II

FMB DIRECTORS' STOCK OPTION AGREEMENT . . . . . . . . . . . . . . Annex III

SECTIONS 31-1-122 AND 31-1-123 OF THE WEST VIRGINIA
     CORPORATION ACT RELATING TO DISSENTERS' RIGHTS . . . . . . . .Annex IV

FAIRNESS OPINION OF BAXTER FENTRISS AND COMPANY.. . . . . . . . . . Annex V

                                  SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus.

Parties to the Merger

     FMB. FMB is a one bank holding company which was incorporated in the State of West Virginia on June 26, 1986. FMB commenced operations on March 5, 1987, acquiring Merchants in Montgomery, West Virginia and The Gauley National Bank ("Gauley") in Gauley Bridge, West Virginia. FMB operated as a multi-bank holding company from March 5, 1987 to March 1, 1990, at which time it merged Gauley into Merchants. FMB expanded into Charleston, West Virginia on September 17, 1993 when Merchants successfully bid for certain assets and assumed the insured deposits and certain other liabilities of Evergreen Federal Savings and Loan Association ("Evergreen"), a failed thrift institution. Merchants' primary regulator is the Office of the Comptroller of the Currency (the "OCC"); however, Merchants is also regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Federal Deposit Insurance Corporation (the "FDIC"). FMB is regulated by the Federal Reserve Board and the West Virginia Board of Banking and Financial Institutions (the "West Virginia Board"). At March 31, 1995, FMB had total assets of $108.1 million, total deposits of $95.0 million and total shareholders' equity of $10.0 million. See "BUSINESS OF FMB."

     The principal executive office of FMB is located at Fourth Avenue and Washington Street, Montgomery, West Virginia 25136 and its phone number is
(304) 442-2475.

     City Holding. City Holding is a multi-bank holding company with its principal office in Charleston, West Virginia. City Holding's eight affiliate banks (the "Banking Subsidiaries"), The City National Bank of Charleston, The Peoples Bank of Point Pleasant, First State Bank & Trust, Bank of Ripley, The Home National Bank of Sutton, Blue Ridge Bank, Peoples State Bank and the First National Bank of Hinton, operate 29 banking offices in West Virginia, including six in the Charleston and Kanawha County area, the state's capital and economic and financial center. City National, which was formed in 1957, is City Holding's principal subsidiary bank. City Holding acquired Point Pleasant in 1987, First State Bank & Trust and Bank of Ripley in 1988, Home National and Peoples State in 1992 and First National Bank of Hinton in 1994. In 1992, City Holding opened Blue Ridge Bank, a new bank in Martinsburg, West Virginia. In early 1995, City Holding renamed Buffalo Bank of Eleanor to Peoples State Bank in anticipation of moving its headquarters to Clarksburg, West Virginia, and the transfer of its Putnam County operations to City National Bank. City Holding's Banking Subsidiaries operate as separately-incorporated banks with their own historical names and boards of directors. City Holding operates three non-banking subsidiaries, City Mortgage Corporation, a mortgage company with one office in Carnegie, Pennsylvania, City Financial Corporation, a broker-dealer located in Charleston, West Virginia and Hinton Financial Corporation, a bank holding company headquartered in Hinton, West Virginia that owns all of the outstanding capital stock of the First National Bank of Hinton. At March 31, 1995, City Holding had total assets of $816 million, total deposits of $656 million and total shareholders' equity of $59 million. City Holding is regulated by the Federal Reserve Board and the West Virginia Board. See "BUSINESS OF CITY HOLDING."

     The principal executive office of City Holding is located at 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304, and its phone number is (304) 925-6611.

Shareholder Meetings

     FMB. The FMB Special Meeting will be held on July __, 1995, at 4:30 p.m., at FMB's corporate headquarters located at Fourth and Washington Streets, Montgomery, West Virginia 25136. The purpose of the FMB Special Meeting is to consider and vote upon a proposal to approve the Agreement.


     City Holding. The City Holding Annual Meeting will be held on July __, 1995, at 4:00 p.m., at City Holding's corporate headquarters located at 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304. The purpose of the City Holding Annual Meeting is (i) to consider and vote upon a proposal to approve the Agreement, (ii) to elect four Class III directors and (iii) to ratify the Board of Directors' appointment of Ernst & Young LLP as auditors for City Holding for 1995.

     See "THE SHAREHOLDER MEETINGS."

Votes Required; Record Dates

     FMB. Only FMB shareholders of record at the close of business on June __, 1995 (the "FMB Record Date"), will be entitled to vote at the FMB Special Meeting. The affirmative vote of the holders of a majority of the shares of FMB Common Stock outstanding on such date is required to approve the Agreement. See "THE SHAREHOLDER MEETINGS - Votes Required - FMB".

     As of the FMB Record Date, there were 576,000 shares of FMB Common Stock entitled to be voted. Consequently, 288,001 shares of FMB Common Stock must vote for the approval of the Agreement for it to be adopted.
The directors and executive officers of FMB and their affiliates owned, as of the FMB Record Date, 124,302 shares or approximately 21.58% of the outstanding shares of FMB Common Stock. City Holding and the directors and executive officers of City Holding and their affiliates beneficially owned, as of the FMB Record Date, 2,000 of the outstanding shares of FMB Common Stock. Directors of FMB have either agreed to vote in favor of the Agreement or have given City Holding an option to purchase 87,438 shares or approximately 15.2% of the outstanding shares of FMB Common Stock. See "THE MERGER - Stock Option Agreements".

     City Holding. Only City Holding shareholders of record at the close of business on June __, 1995 (the "City Holding Record Date") will be entitled to vote at the City Holding Annual Meeting. The affirmative vote of the holders of a majority of the shares voting is required to approve the Agreement, and the affirmative vote of a majority of the shares represented and entitled to vote at the meeting is required to ratify the Board of Directors' appointment of auditors. Directors are elected by a plurality of votes cast. Shareholders may cumulate their votes in the election of directors. See "THE SHAREHOLDER MEETINGS - Votes Required - City Holding."

     As of the City Holding Record Date, there were 3,777,933 shares of City Holding Common Stock entitled to be voted. The directors and executive officers of City Holding and their affiliates owned, as of the City Holding Record Date, 355,770 shares or approximately 9.42% of the outstanding shares of City Holding Common Stock. FMB and the directors and executive officers of FMB and their affiliates beneficially owned, as of the City Holding Record Date, none of the outstanding shares of City Holding Common Stock.

     See "THE SHAREHOLDER MEETINGS."

The Merger

     Pursuant to the Agreement, FMB will merge with and into City Holding, with City Holding as the surviving corporation. As a result of the Merger, Merchants will be wholly-owned by City Holding. Upon consummation of the Merger, each outstanding share of FMB Common Stock will be exchangeable for
1.60 shares of City Holding Common Stock (the "Exchange Ratio"). Up to 918,400 shares of City Holding Common Stock will be issued in the Merger, which will constitute approximately 19.6% of the outstanding City Holding Common Stock following the Merger, based upon shares outstanding on March 31, 1995.

     In arm's length negotiations, FMB and City Holding valued FMB Common Stock for purposes of exchange for City Holding Common Stock at $45.60 per share. This value was determined based upon an evaluation of FMB's historical deposit, assets and earnings growth and potential growth as well as the book value and current sales prices for FMB Common Stock. The $45.60 per share valuation represents a multiple of 2.63 times the book value of the FMB Common Stock on March 31, 1995. To obtain the ratio at which FMB Common Stock would be exchanged for City Holding Common Stock, such value was divided by a valuation of City Holding Common Stock at $28.50 per share, which was the average of the bid and asking prices of City Holding Common Stock at the close of business on March 2, 1995, as reported in The Nasdaq National Market.

The Exchange Ratio

     City Holding and FMB have agreed to a fixed exchange ratio of 1.60-to-one, which means that if the value of City Holding Common Stock or FMB Common Stock should change prior to the Effective Date, FMB shareholders could receive City Holding Common Stock worth more or less than $45.60 per share of FMB Common Stock. For example, if the value of City Holding Common Stock should be less than $25.00 per share on the date the Merger is consummated, the value of shares of City Holding Common Stock received by FMB shareholders in the Merger will be less than $40.00. The Agreement may be terminated (i) by FMB if the average of the closing sales price of City Holding Common Stock as reported by the National Association of Securities Dealers Automated Quotation System ("Nasdaq") for the 20 trading days following the later of (a) the receipt of the Federal Reserve Board approval of the Merger and (b) the date on which the shareholders of FMB approve the Merger, is less than $22.80 per share and (ii) by City Holding if the average of the closing sales price of City Holding Common Stock as reported by Nasdaq for the 20 trading days following the later of (a) the receipt of Federal Reserve Board approval of the Merger and (b) the date on which the shareholders of FMB approve the Merger, is greater than $34.20 per share, provided, however, that a further condition to either parties' termination of the Agreement for such changes in the price of City Holding Common Stock is that City Holding and FMB must be unable to agree on an amendment to the Exchange Ratio. On June __, 1995, the last reported sale price of City Holding Common Stock was $______. Based on this price and the Exchange Ratio, FMB shareholders would receive City Holding Common Stock worth $______ for each share of FMB Common Stock. See "THE MERGER - Exchange Ratio and Conversion of Shares, - Waiver and Amendment; Termination."

Effective Date

     Assuming satisfaction of all conditions to consummation of the Merger, the Merger is expected to become effective on July __, 1995. FMB and City Holding each has the right, acting unilaterally, to terminate the Agreement should the Merger not be consummated by December 31, 1995. See "THE MERGER
- - Conditions to Consummation of the Merger, - Waiver and Amendment; Termination."

Dissenters' Rights

     Pursuant to the West Virginia Corporation Act, as amended (the "West Virginia Act"), City Holding and FMB shareholders will have dissenters' rights if the Merger is consummated. If any holder of City Holding or FMB Common Stock does not fully and precisely satisfy the statutory requirements for dissenting shareholders, such holder's right to have the fair value of such holder's shares judicially determined and paid in cash will be lost. See "THE SHAREHOLDER MEETINGS," "DISSENTERS' RIGHTS" and Annex IV.

Opinion of Financial Advisor

     FMB. FMB has received the opinion of Baxter Fentriss and Company ("Baxter Fentriss"), dated March 14, 1995, that the Exchange Ratio results in consideration that is fair, from a financial point of view, to the holders of FMB Common Stock. The full text of Baxter Fentriss' opinion, which describes the procedures followed, assumptions made, limitations on the review taken, and other matters in connection with rendering such opinion, is set forth in Annex V to this Joint Proxy Statement/Prospectus and should be read in its entirety by FMB shareholders. For additional information regarding the opinion of Baxter Fentriss and a discussion of the qualifications of Baxter Fentriss, the method of their selection and certain relationships between Baxter Fentriss and FMB, see "THE MERGER - Opinion of Financial Advisor."

     Baxter Fentriss, as part of its investment banking business, regularly is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is an advisor to firms in the financial services industry on mergers and acquisitions.

Conduct of Business Pending the Merger

     FMB has agreed in the Agreement to operate its business in the ordinary course and to refrain from taking certain actions relating to the operation of its business pending consummation of the Merger without the prior approval of City Holding, except as otherwise permitted by the Agreement. See "THE MERGER - Business of FMB and Merchants Pending the Merger."

Conditions to Consummation; Termination

     Consummation of the Merger is contingent on, among other things, the receipt of approvals from the West Virginia Board, which approval has been received, and the Federal Reserve Board. All applications required for approval of the Federal Reserve Board have been made and such approval is expected to be received.


     The Agreement may be terminated prior to the Effective Date, either before or after approval by FMB and City Holding shareholders, under the circumstances specified therein, including (i) by mutual consent of City Holding and FMB, as expressed by their respective boards of directors; (ii) by either City Holding or FMB, as expressed by their respective boards of directors, after December 31, 1995; (iii) by City Holding in writing authorized by its Board of Directors if FMB or Merchants has, or by FMB in writing authorized by its Board of Directors if City Holding has, in any material respect, breached (A) any covenant or agreement contained in the Agreement, or (B) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that it is understood and agreed that either party may terminate the Agreement on the basis of any such material breach of any representation or warranty contained in the Agreement notwithstanding any qualification therein relating to the knowledge of the other party; (iv) either City Holding or FMB, as expressed by their respective boards of directors, in the event that any of the conditions precedent to the obligations of such party to consummate the Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that neither party shall be entitled to terminate the Agreement pursuant to this subparagraph
(iv) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date shall be appropriately postponed; (v) City Holding or FMB, if the Board of Directors of either corporation shall have determined in their sole discretion, exercised in good faith, that the Merger has become inadvisable or impracticable by reason of the threat or the institution of any litigation, proceeding or investigation to restrain or prohibit the consummation of the transactions contemplated by the Agreement or to obtain other relief in connection with the Agreement; (vi) City Holding or FMB, if any of the Federal Reserve Board or the West Virginia Board deny approval of the Merger and the time period for all appeals or requests for reconsideration has run; (vii) City Holding, if holders of more than 10% of the outstanding shares of FMB Common Stock exercise their rights to an appraisal of their shares pursuant to Sections 31-1-122 and 31-1-123 of the West Virginia Act in connection with the Merger; (viii) FMB, if (A) the average closing sales price of City Holding Common Stock as reported by Nasdaq for the 20 trading days following the later of (1) the receipt of Federal Reserve Board approval of the Merger and (2) the date on which the shareholders of FMB approve the Merger, is less than $22.80 per share, and (B) City Holding and FMB cannot agree on an amendment to the Exchange Ratio; and (ix) City Holding, if (A) the average closing sales price of City Holding Common Stock as reported by Nasdaq for the 20 trading days following the later of
(1) the receipt of Federal Reserve Board approval of the Merger and (2) the date on which the shareholders of FMB approve the Merger, is greater than $34.20 per share, and (B) City Holding and FMB cannot agree on an amendment to the Exchange Ratio. See "THE MERGER - Conditions to Consummation of the Merger, - Waiver and Amendment; Termination."

Interests of Certain Persons in the Merger

     Certain members of FMB's management and Board of Directors have interests in the Merger in addition to their interests as shareholders of FMB generally. The Agreement provides that all continuing employees of FMB will be entitled to participate in City Holding's employee benefit plans following the Merger and will receive credit under those plans for past service with FMB. The Agreement also provides that George F. Davis, President and Chief Executive Office of Merchants, will serve as Executive Vice President of City Holding at annual compensation and benefits not less than his current compensation package with FMB and Merchants and when he retires on his seventieth birthday, City Holding will retain him in a consulting capacity for three years and shall pay him an annual fee equal to fifty percent of his last annual salary as an officer of Merchants. Further, for five years after the Effective Date, the current Directors of Merchants will continue as Directors unless removed for cause and no employee of Merchants may be terminated without cause and no change may be made in the compensation of such employees without the approval of the continuing Directors of Merchants. All of the Directors and executive officers of FMB listed below under the caption "Directors and Executive Officers of FMB" will benefit from this arrangement. See "THE MERGER - Management and Operations after the Merger, - Interests Of Certain Persons In The Merger."

Federal Income Tax Consequences of the Merger

     The Merger is intended to qualify as a tax-free reorganization as defined in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), so FMB shareholders will not recognize gain or loss on the exchange of FMB Common Stock for City Holding Common Stock, except with respect to the receipt of cash in lieu of fractional shares. City Holding and FMB have received an opinion of Hunton & Williams, counsel to City Holding, that the Merger qualifies as a tax-free reorganization and as to certain other federal income tax consequences of the Merger. See "THE MERGER - Conditions to Consummation of the Merger, - Certain Federal Income Tax Consequences."

Stock Option Agreements

     Pursuant to a Stock Option Agreement, dated as of March 14, 1995 (the "FMB Stock Option Agreement"), FMB has granted City Holding an option to purchase up to 114,600 shares of FMB Common Stock at $45.60 per share exercisable upon the occurrence of a Purchase Event (as hereinafter defined). The FMB Stock Option Agreement terminates in accordance with its terms on the date on which occurs the earliest of: (i) the Effective Date;
(ii) a termination of the Agreement in accordance with its terms (other than by City Holding under certain circumstances) prior to the occurrence of a Purchase Event or a Preliminary FMB Purchase Event (as hereinafter defined); (iii) 12 months following a termination of the Agreement by City Holding under certain circumstances; (iv) 12 months after the termination of the Agreement in accordance with its terms following the occurrence of a Purchase Event or a Preliminary Purchase Event; (v) receipt of any order or notice of the Federal Reserve Board, or the West Virginia Board denying approval of the Merger; or (vi) June 30, 1996. The Stock Option Agreement is attached hereto as Annex II. See also "THE MERGER - Stock Option Agreements."

     City Holding has also entered into Stock Option Agreements, dated as of March 14, 1995 (the "FMB Director Stock Option Agreements") with three directors of FMB pursuant to which such directors have granted City Holding options to purchase, in the aggregate, up to 65,437 shares of FMB stock on or before the earlier of (i) the date City Holding receives the approval of the Merger from the Federal Reserve Board and the West Virginia Board, (ii) December 31, 1995, if and only if, FMB receives an acquisition offer from a third party and its board of directors determines in good faith that such offer is materially better than that of City Holding. The FMB Director Stock Option Agreement terminates in accordance with its terms upon the Effective Date or the termination of the Agreement. A form of FMB Directors Stock Option Agreement is attached hereto as Annex III. See also "THE MERGER - Stock Option Agreements."

Market Prices Prior to Announcement of the Merger

     The following is certain information regarding the price per share of City Holding Common Stock and FMB Common Stock based on the last reported sale price per share of City Holding Common Stock on the Nasdaq National Market and the last price per share of FMB Common Stock known to FMB on March 10, 1995, the last business day prior to public announcement of the Merger.

                        City Holding     FMB          FMB
                        Historical    Historical   Equivalent
                        Price (a)     Price (b)     Price (c)
Common Stock. . . .       $28.50        $27.25        $45.60
_____________
(a) City Holding Common Stock is included in The Nasdaq National Market under the symbol "CHCO."
(b) The last sale of FMB Common Stock known to FMB occurring prior to March 14, 1995 was on March 10, 1995.
(c) The equivalent price for FMB Common Stock is the product of multiplying the Exchange Ratio of 1.60 by $28.50 per share.

Comparative Per Share Data

     The following table presents historical per share data for City Holding and FMB, pro forma combined per share data, and equivalent per share data showing the value of one share of FMB Common Stock in the combined corporation. Such data is based on historical financial statements for City Holding and FMB, and pro forma combined amounts giving effect to the exchange of 1.60 shares of City Holding Common Stock for each share of FMB Common Stock. The per share data included in the following table should be read in conjunction with the City Holding Audited Consolidated Financial Statements included herein, the FMB Audited Financial Statements included herein, the Pro Forma Condensed Consolidated Financial Statements (unaudited) included herein and the notes accompanying all such financial statements. The data presented below (i) is not necessarily indicative of the results of operations which would have been obtained if the Merger had been consummated in the past or which may be obtainable in the future and (ii) does not include the additional shares of City Holding Common Stock to be issued in exchange for the outstanding options of FMB.

                                                Three Months Ended
                                                     March 31,        Years Ended December 31,
                                                  1995      1994      1994      1993      1992
Income Before Cumulative Effect
  of Accounting Change Per Share
     City Holding - Historical                   $ 0.46    $ 0.44    $ 1.85     $1.71    $ 1.56
     FMB - Historical                              0.51      0.43      2.05      2.31      1.85
     City Holding and FMB Pro Forma combined
       based on 1.60-for-1 Exchange Ratio          0.43      0.41      1.73      1.66      1.48
Cash Dividends Declared Per Share (1)
     City Holding - Historical                     0.16      0.15       .59       .56       .49
     FMB - Historical                              0.13      0.13       .69       .65       .46
     City Holding and FMB Pro Forma combined
       based on 1.60-for-1 Exchange Ratio (2)      0.16      0.15       .59       .56       .49
Book Value Per Share at Period End
     City Holding - Historical                    15.61         -     15.05         -         -
     FMB - Historical                             17.33         -     16.43         -         -
     City Holding and FMB Pro Forma combined
       based on 1.60-for-1 Exchange Ratio         14.68         -     14.12         -         -
Equivalent Per Share Data (3)
     Based on 1.60-for-1 Exchange Ratio
       Income Before Cumulative Effect
         of Accounting Change                      0.69      0.66      2.77      2.66      2.37
       Cash Dividends Declared per Share           0.26      0.24       .94       .90       .78
       Book Value per Share at period end         23.49         -     22.59         -         -
__________

(1) Cash dividends declared per share represent amounts declared by City Holding and FMB, exclusive of cash dividends of acquired subsidiaries prior to the dates of consummation.
(2) Pro forma combined cash dividends declared per share represent historical dividends declared by City Holding.
(3) The equivalent per share data allows comparison of historical information about one share of FMB Common Stock to the corresponding data about what one share of FMB Common Stock will equate to in the combined corporation after giving effect to the exchange of 1.60 shares of City Holding Common Stock for each share of FMB Common Stock. The amounts are computed by multiplying pro forma net income per share, the historical cash dividends declared per share by City Holding, and pro forma book value per share by the number of shares of City Holding Common Stock to be exchanged for one share of FMB Common Stock.

                          SELECTED FINANCIAL DATA

     The following table sets forth certain selected financial data and unaudited pro forma combined financial data for City Holding and FMB for each of the five years in the period ended December 31, 1994, and for the three month periods ended March 31, 1995, and March 31, 1994, giving effect to the proposed transaction under the pooling-of-interests method of accounting as if it had been effected at the beginning of the earliest period presented, assuming that all the outstanding shares of FMB Common Stock are converted into shares of City Holding Common Stock. The pro forma financial data may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or that may be obtained in the future. This information should be read in conjunction with the City Holding Consolidated Financial Statements and FMB Financial Statements, including the respective notes thereto, and the Pro Forma Condensed Consolidated Financial Statements (unaudited) included elsewhere herein.

                                     Three Months Ended
                                          March 31,                   Year Ended December 31,
                                       1995      1994      1994      1993      1992      1991      1990
(Dollars in thousands, except per share data)
SUMMARY OF OPERATIONS
Total interest income
   City Holding                       $14,785   $12,665   $55,148   $48,216   $43,527   $42,870   $41,110
   FMB                                  2,001     1,820     7,614     7,086     7,353     8,103     8,470
   City Holding and FMB pro forma     $16,786   $14,485   $62,762   $55,302   $50,880   $50,973   $49,580
Total interest expense
   City Holding                        $6,298    $5,095   $22,242   $19,547   $18,878   $21,927   $23,682
   FMB                                    781       705     2,926     2,878     3,306     4,495     5,235
   City Holding and FMB pro forma      $7,079    $5,800   $25,168   $22,425   $22,184   $26,422   $28,917
Net interest income
   City Holding                        $8,487    $7,570   $32,906   $28,669   $24,649   $20,943   $17,428
   FMB                                  1,220     1,115     4,688     4,208     4,047     3,608     3,235
   City Holding and FMB pro forma      $9,707    $8,685   $37,594   $32,877   $28,696   $24,551   $20,663
Provision for loan losses
   City Holding                          $183      $201      $953    $1,341    $2,222    $1,272      $898
   FMB                                     18        25        87        93       103        73       135
   City Holding and FMB pro forma        $201      $226    $1,040    $1,434    $2,325    $1,345    $1,033
Total other income
   City Holding                        $1,095      $885    $4,647    $3,004    $1,897    $1,797    $1,789
   FMB                                    154       143       602       858       431       497       458
   City Holding and FMB pro forma      $1,249    $1,028    $5,249    $3,862    $2,328    $2,294    $2,247
Total other expenses
   City Holding                        $6,842    $5,830   $26,448   $20,951   $15,909   $14,957   $12,477
   FMB                                    960       915     3,668     3,225     2,980     2,897     2,727
   City Holding and FMB pro forma      $7,802    $6,745   $30,116   $24,176   $18,889   $17,854   $15,204
Income before income taxes and
  cumulative effect adjustment
   City Holding                        $2,557    $2,424   $10,152    $9,381    $8,415    $6,511    $5,842
   FMB                                    396       318     1,535     1,748     1,395     1,135       831
   City Holding and FMB pro forma      $2,953    $2,742   $11,687   $11,129    $9,810    $7,646    $6,673
Net Income
   City Holding                        $1,744    $1,658    $6,959    $6,432    $5,904    $4,373    $4,173
   FMB                                    296       248     1,183     1,213     1,068       830       615
   City Holding and FMB pro forma      $2,040    $1,906    $8,142    $7,645    $6,972    $5,203    $4,788
PER SHARE DATA(1)
Cash dividends declared
   City Holding                          $.16      $.15      $.59      $.56      $.49      $.42      $.35
   FMB                                    .13       .13       .69       .65       .46       .40       .38
   City Holding and FMB pro forma(4)     $.16      $.15      $.59      $.56      $.49      $.42      $.35
Net Income
   City Holding                          $.46      $.44     $1.85     $1.71     $1.56     $1.16     $1.11
   FMB                                    .51       .43      2.05      2.11      1.85      1.44      1.07
   City Holding and FMB pro forma        $.43      $.41     $1.74     $1.63     $1.48     $1.11     $1.02

AVERAGE BALANCE SHEET SUMMARY
Total loans
   City Holding                      $508,557  $415,959  $448,924  $362,313  $274,455  $239,305  $206,552
   FMB                                 43,949    55,148    55,871    51,332    48,009    46,338    46,412
   City Holding and FMB pro forma    $552,506  $471,107  $504,795  $413,645  $322,464  $285,643  $252,964
Securities
   City Holding                      $192,619  $233,286  $222,466  $221,463  $193,626  $181,415  $186,488
   FMB                                 44,260    41,382    42,510    41,279    39,304    38,149    37,150
   City Holding and FMB pro forma    $236,879  $274,668  $264,976  $262,742  $232,930  $219,564  $223,638
Deposits
   City Holding                      $650,946  $623,122  $640,900  $554,035  $446,429  $406,055  $377,012
   FMB                                 94,046    94,598    95,215    85,445    77,059    73,929    72,407
   City Holding and FMB pro forma    $744,992  $717,720  $736,115  $639,480  $523,488  $479,984  $449,419
Long-term debt
   City Holding                        $7,201    $5,875    $6,252    $4,387      $508      $373    $1,817
   FMB                                      0         0         0         0         0         0       278
   City Holding and FMB pro forma      $7,201    $5,875    $6,252    $4,387      $508      $373    $2,095
Stockholders' equity
   City Holding                       $56,591   $57,320   $57,220   $54,459   $50,458   $46,771   $43,669
   FMB                                  9,714     9,900     9,727     9,052     8,148     7,280     6,757
   City Holding and FMB pro forma     $66,305   $67,220   $67,120   $63,511   $58,606   $54,051   $50,426
Total assets
   City Holding                      $780,058  $710,204  $754,409  $636,842  $514,206  $467,242  $444,735
   FMB                                109,475   109,092   110,281   102,962    96,501    94,099    93,475
   City Holding and FMB pro forma    $889,533  $819,296  $864,690  $739,804  $610,707  $561,341  $538,210


                                     Three Months Ended
                                          March 31,                   Year Ended December 31,
                                       1995      1994      1994      1993      1992      1991      1990
(Dollars in thousands, except per share data)
                                       AT QUARTER END                       AT YEAR END
Net loans
   City Holding                      $522,031  $412,742  $489,395  $407,990  $324,078  $252,072  $223,277
   FMB                                 51,194    57,118    58,414    54,434    52,128    46,306    47,858
   City Holding and FMB pro forma    $573,225  $469,860  $547,809  $462,424  $376,206  $298,378  $271,135
Securities
   City Holding                      $190,713  $228,576  $196,377  $241,637  $208,075  $189,508  $184,137
   FMB                                 44,974    41,437    43,537    42,196    40,665    39,193    36,790
   City Holding and FMB pro forma    $235,687  $270,013  $239,914  $283,833  $248,740  $228,701  $220,927
Deposits
   City Holding                      $655,966  $632,878  $651,264  $617,333  $526,315  $418,888  $395,340
   FMB                                 95,039    95,798    95,541    92,625    79,083    75,049    72,677
   City Holding and FMB pro forma    $751,005  $728,676  $746,805  $709,958  $605,398  $493,937  $468,017
Long-term debt
   City Holding                        $4,825    $5,875    $6,875    $5,875    $4,000        $0    $1,725
   FMB                                      0         0         0         0         0         0         0
   City Holding and FMB pro forma      $4,825    $5,875    $6,875    $5,875    $4,000        $0    $1,725
Stockholders' equity
   City Holding                       $58,981   $57,196   $56,869   $55,834   $52,317   $48,200   $45,185
   FMB                                  9,980     9,588     9,462     9,771     8,541     7,560     6,861
   City Holding and FMB pro forma     $68,961   $66,784   $66,331   $65,605   $60,858   $55,760   $52,046
Total assets
   City Holding                      $815,637  $719,339  $780,526  $707,078  $597,370  $480,921  $462,613
   FMB                                108,146   110,848   115,291   109,147   104,492    94,638    93,792
   City Holding and FMB pro forma    $923,783  $830,187  $895,817  $816,225  $701,862  $575,559  $556,405
Book value per share
   City Holding                        $15.61    $15.17    $15.05    $14.80    $13.88    $12.82    $11.98
   FMB                                  17.33     31.75     16.43     16.96     14.83     13.13     11.91
   City Holding and FMB pro forma      $14.68    $14.24    $14.12    $13.99     12.98     11.92     11.10

SELECTED RATIOS
Return on average assets(3)
   City Holding                          .89%      .93%      .92%     1.01%     1.15%      .94%      .94%
   FMB                                  1.08%      .91%     1.07%     1.29%     1.11%      .88%      .66%
   City Holding and FMB pro forma        .92%      .93%      .94%     1.05%     1.14%      .93%      .89%
Return on average equity(3)
   City Holding                        12.33%    11.59%    12.01%    11.81%    11.70%     9.35%     9.56%
   FMB                                 12.19%    10.02%    12.16%    14.69%    13.11%    11.40%     9.10%
   City Holding and FMB pro forma      12.31%    11.36%    12.04%    12.22%    11.90%     9.63%     9.50%
Average equity to average assets
   City Holding                         7.25%     8.07%     7.68%     8.55%     9.81%    10.01%     9.82%
   FMB                                  8.87%     9.07%     8.82%     8.79%     8.44%     7.74%     7.23%
   City Holding and FMB pro forma       7.45%     8.20%     7.82%     8.58%     9.60%     9.63%     9.37%
Dividend payout ratio(3)
   City Holding                        34.78%    34.09%    27.06%    33.33%    31.97%    33.37%    30.15%
   FMB                                 25.49%    30.23%    33.66%    28.14%    24.86%    27.78%    35.51%
   City Holding and FMB pro forma(5)   34.78%    34.09%    27.06%    33.33%    31.97%    33.37%    30.15%
___________

(1) All per share data for City Holding have been restated to reflect a 10% stock dividend effective January, 1995 and August, 1992.
(2) Cash dividends and the related pay out ratio are based on historical results of City Holding and do not include cash dividends of acquired subsidiaries prior to the dates of consummation.
(3)  Determined using income before cumulative effect adjustment.
(4)  Cash dividends declared per share represent amounts declared by City
     Holding.
(5) Pro forma dividend payout ratio represents City Holding's historical dividend payout ratio.


     City Holding acquired 100% of the common stock of The Buffalo Bank of Eleanor (Buffalo) in December 1992 for cash. In 1993, certain other purchase acquisitions were consummated by City Holding. As more fully discussed in Note 3 of the City Holding Audited Consolidated Financial Statements, these acquisitions were accounted for using the purchase method of accounting. Accordingly, the results of operations of the purchased subsidiaries are included in the information presented above from the date of acquisition forward, and prior year balance sheets have not been restated for such transactions.

                         THE SHAREHOLDER MEETINGS

FMB Special Meeting

     Each copy of this Joint Proxy Statement/Prospectus mailed to holders of FMB Common Stock is accompanied by a proxy appointment card furnished in connection with the solicitation of proxies by the Board of Directors of FMB for use at the FMB Special Meeting. The FMB Special Meeting is scheduled to be held on July __, 1995, at 4:30 p.m., at FMB's corporate headquarters at Fourth Avenue and Washington Street, Montgomery, West Virginia. Only holders of record of FMB Common Stock at the close of business on June __, 1995 (the "FMB Record Date"), are entitled to receive notice of and to vote at the FMB Special Meeting. At the FMB Special Meeting, shareholders will consider and vote upon a proposal to approve the Agreement, and such other matters as may properly be brought before the FMB Special Meeting. See "THE MERGER."

     HOLDERS OF FMB COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY APPOINTMENT CARD AND RETURN IT PROMPTLY TO FMB IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. FAILURE TO RETURN YOUR PROPERLY EXECUTED PROXY APPOINTMENT CARD OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE AGREEMENT.

     Any holder of FMB Common Stock who has delivered a proxy appointment may revoke it at any time before it is voted by attending and voting in person at the FMB Special Meeting or by giving notice of revocation in writing or submitting a signed proxy appointment bearing a later date to First Merchants Bancorp, Inc., Fourth Avenue and Washington Street, Montgomery, West Virginia 25136, Attention: Corporate Secretary, provided such notice or proxy appointment is actually received by FMB before the vote of shareholders. A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy appointment unless, before the shares are voted, notice of such death or incapacity is filed with the Corporate Secretary or other person responsible for tabulating votes on behalf of FMB. The shares of FMB Common Stock represented by properly executed proxy appointments received at or prior to the FMB Special Meeting and not subsequently revoked will be voted as directed by the shareholders submitting such appointments. If instructions are not given, proxy appointments received will be voted FOR approval of the Agreement. If any other matters are properly presented for consideration at the FMB Special Meeting or any adjournment, the persons named in the FMB proxy appointment card enclosed herewith will have discretionary authority to vote on such matters in accordance with their best judgment. If necessary, and unless the shares represented by the proxy were voted against the applicable proposal therein, the proxy holder may also vote in favor of a proposal to adjourn the FMB Special Meeting to permit further solicitation of proxies in order to obtain sufficient votes to approve any of the matters being considered at the FMB Special Meeting. FMB is unaware of any matter to be presented at the FMB Special Meeting other than those indicated above.

     The cost of soliciting proxies from holders of FMB Common Stock will be borne by FMB. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers and employees of FMB (who will receive no additional compensation for doing so).

     FMB SHAREHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY APPOINTMENT CARDS.

City Holding Annual Meeting

     Each copy of this Joint Proxy Statement/Prospectus mailed to holders of City Holding Common Stock is accompanied by a proxy appointment card furnished in connection with the solicitation of proxies by the Board of Directors of City Holding for use at the City Holding Annual Meeting. The City Holding Annual Meeting is scheduled to be held on July __, 1995, at 4:00 p.m., at City Holding's corporate headquarters located at 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304. Only holders of record of City Holding Common Stock at the close of business on June __, 1995 (the "City Holding Record Date"), are entitled to receive notice of and to vote at the City Holding Annual Meeting. At the City Holding Annual Meeting, shareholders will consider and vote upon (i) a proposal to approve the Agreement, (ii) election of four Class III directors, (iii) ratification of the Board of Directors' appointment of Ernst & Young LLP as auditors for City Holding for 1995 and (iv) such other matters as may properly be brought before the City Holding Annual Meeting. See "THE MERGER," "ELECTION OF CITY HOLDING DIRECTORS" and "RATIFICATION OF APPOINTMENT OF CITY HOLDING'S AUDITORS."

     HOLDERS OF CITY HOLDING COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY APPOINTMENT CARD AND RETURN IT PROMPTLY TO CITY HOLDING IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

     Any holder of City Holding Common Stock who has delivered a proxy appointment may revoke it at any time before it is voted by attending and voting in person at the City Holding Annual Meeting or by giving notice of revocation in writing or submitting a signed proxy appointment bearing a later date to City Holding Company, 3601 MacCorkle Avenue, S.E., Charleston, West Virginia 25304, Attention: Corporate Secretary, provided such notice or proxy appointment is actually received by City Holding before the vote of shareholders. A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy appointment unless, before the shares are voted, notice of such death or incapacity is filed with the Corporate Secretary or other person responsible for tabulating votes on behalf of City Holding. The shares of City Holding Common Stock represented by properly executed proxy appointments received at or prior to the City Holding Annual Meeting and not subsequently revoked will be voted as directed by the shareholders submitting such appointments. If instructions are not given, proxy appointments received will be voted FOR approval of the Agreement, election of the four nominees as Class III directors and ratification of the appointment of Ernst & Young LLP. If any other matters are properly presented for consideration at the City Holding Annual Meeting or any adjournment, the persons named in the City Holding proxy appointment card enclosed herewith will have discretionary authority to vote on such matters in accordance with their best judgment. If necessary, and unless the shares represented by the proxy were voted against the applicable proposal therein, the proxy holder may also vote in favor of a proposal to adjourn the City Holding Annual Meeting to permit further solicitation of proxies in order to obtain sufficient votes to approve any of the matters being considered at the City Holding Annual Meeting. City Holding is unaware of any matter to be presented at the City Holding Annual Meeting other than those indicated above.

     The cost of soliciting proxies from holders of City Holding Common Stock will be borne by City Holding. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers and employees of City Holding (who will receive no additional compensation for doing so). City Holding will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals.

Votes Required

     FMB. The holders of each share of FMB Common Stock outstanding will be entitled to one vote for each share held of record as of the FMB Record Date upon each matter properly submitted at the FMB Special Meeting and the affirmative vote of a majority of the votes entitled to be cast by the holders of the FMB Common Stock is required to approve the Agreement.

     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of FMB Common Stock entitled to vote at the FMB Special Meeting is necessary to constitute a quorum at the FMB Special Meeting. Abstentions will be counted, but broker non-votes will not be counted, as shares present for purposes of determining the presence of a quorum. Neither abstentions nor broker non-votes will be counted as votes cast for purposes of determining whether a particular proposal has received sufficient votes for approval. A broker non-vote will occur when a broker who holds shares in street name for a customer does not have the authority to cast a vote on a particular matter because its customer has not furnished voting instructions on the matter.

     As of the FMB Record Date, there were 576,000 shares of FMB Common Stock outstanding and entitled to vote at the FMB Special Meeting, with each share being entitled to one vote. As of the FMB Record Date, the directors and executive officers of FMB owned a total of 124,302 shares (representing approximately 21.58% of the outstanding shares of FMB Common Stock). Directors of FMB have either agreed to vote in favor of the Agreement or have given City Holding an option to purchase 87,438 shares or approximately 15.2% of the outstanding shares of FMB Common Stock. See "THE MERGER - Stock Option Agreements." City Holding and the directors and executive officers of City Holding and their affiliates owned 2,000 of the outstanding shares of FMB Common Stock.

     City Holding. The affirmative vote of a majority of the shares voting at the City Holding Annual Meeting is required to approve the Agreement and the affirmative vote of a majority of shares represented and entitled to vote at the meeting is required to ratify the appointment of Ernst & Young LLP. Directors are elected by a plurality of the votes cast. In all elections of directors, each shareholder shall have the right to cast one vote for each share of stock owned by him for as many persons as there are directors to be elected, or upon notice to City Holding, he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock or he may distribute them on the same principle among as many candidates and in such manner as he shall desire. If one shareholder has given notice that he intends to cumulate votes, all shareholders may do so.

     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of City Holding Common Stock entitled to vote at the City Holding Annual Meeting is necessary to constitute a quorum at the City Holding Annual Meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum. Brokers cannot vote customer shares without instruction on the proposed issuance of City Holding Common Stock pursuant to the Agreement. Neither abstentions nor broker non-votes will be counted as votes cast for purposes of determining whether the proposal to approve the Agreement has received sufficient votes for approval. Broker non-votes will not be counted as votes cast for purposes of determining whether the proposals to ratify the appointment of Ernst & Young LLP as auditors for City Holding for 1995 is approved. As a consequence, broker non-votes and abstentions will be counted as votes against the proposals. Because director nominees must receive a plurality of the votes cast at the meeting, a vote withheld will not affect the outcome of the election.

     As of the City Holding Record Date, there were 3,777,933 shares of City Holding Common Stock outstanding and entitled to vote at the City Holding Annual Meeting, with each share being entitled to one vote, except as described below. As of the City Holding Record Date, the directors and executive officers of City Holding beneficially owned a total of 355,770 shares (representing approximately 9.42% of the outstanding shares of City Holding Common Stock); FMB and the directors and officers of FMB and their affiliates owned none of the outstanding shares of City Holding Common Stock.

Recommendations

     FMB. For the reasons described herein, the Board of Directors of FMB has adopted the Agreement, believes the Merger is in the best interests of FMB and its shareholders and unanimously recommends that shareholders of FMB vote FOR approval of the Agreement. In making its recommendation, the Board of Directors of FMB considered, among other things, the opinion of Baxter Fentriss that the Exchange Ratio was and is fair to FMB shareholders from a financial point of view.

     City Holding. For the reasons described herein, the Board of Directors of City Holding has adopted the Agreement, believes the Merger is in the best interests of City Holding and its shareholders and unanimously recommends that the shareholders of City Holding vote FOR approval of the Agreement.

     See "THE MERGER - Background and Reasons For the Merger" and "- Opinion of Financial Advisor."

                                THE MERGER

     The detailed terms of the Merger are contained in the Agreement attached as Annex I to this Joint Proxy Statement/Prospectus. The following discussion describes the more important aspects of the Merger and the terms of the Agreement. This description is qualified in its entirety by reference to the Agreement which is incorporated by reference herein and which FMB and City Holding shareholders are urged to read carefully.

Background and Reasons for the Merger

     FMB. The FMB Board of Directors approved the Agreement after due deliberation of a variety of considerations. The Board of Directors considered whether FMB's present position in its market would enable it to continue to grow and enhance value for its shareholders. The Board of Directors considered whether FMB would want to seek target acquisitions, remain in its present position, or seek to be acquired. In considering these options, the Board of Directors reviewed the means of enhancing shareholder value given the company's market, size, and potential for growth through market expansion or acquisition. Having analyzed the geographic location of FMB, the available acquisition targets for FMB and the likelihood of continuing to increase shareholder value through either or both means, the FMB Board of Directors determined that the shareholders would be better served by an opportunity to affiliate with the larger organization and to obtain a more liquid and more widely held security.

     Having determined that it would seek an affiliation partner, the FMB Board of Directors retained Baxter Fentriss to assist in the identification of an acquisition partner. Baxter Fentriss assembled materials on FMB and approached numerous potential buyers. In doing so, the FMB Board of Directors learned of several viable candidates with an interest in inquiring FMB. This process enabled the FMB Board of Directors, through Baxter Fentriss, to negotiate an attractive purchase price with an attractive acquiror. The end result of this process was the negotiated transaction with City Holding. The FMB Board of Directors believes that the City Holding franchise offers FMB shareholders significant value not only in terms of the negotiated Exchange Ratio but also in terms of the geographic diversity of City Holding, the growth potential of its markets, as well as a more widely held and more easily tradeable security. City Holding also offered an opportunity for FMB to continue to offer a community banking service to its customers with a distinctive local flavor and the opportunity to continue to utilize the FMB employees with established ties to this customer base. For these reasons, the FMB Board of Directors unanimously approve and recommend to the FMB shareholders the transactions contemplated in the Agreement.


     City Holding. The City Holding Board of Directors has approved the Agreement and determined that the Merger and issuance of City Holding Common Stock pursuant thereto are in the best interests of City Holding and its shareholders. In approving the Agreement, the City Holding Board of Directors considered the following factors: (i) a review of the business, operations, earnings and financial condition of FMB, (ii) the opportunity for City Holding to enter an economically sound market with better growth prospects than its present area of operations, (iii) the terms of the Agreement, including the Exchange Ratio, (iv) FMB's approximately $65.8 million in deposits and two attractive pieces of real estate in the same market area as City Holding's lead bank and (v) consistency of the acquisition with the long-term growth strategies employed by City Holding. The City Holding Board of Directors did not assign specific or relative weights to the factors considered.

Opinion of Financial Advisor

     Baxter Fentriss has acted as financial advisor to FMB in connection with the Merger. Baxter Fentriss previously assisted FMB in identifying prospective acquirors. On March 14, 1995, Baxter Fentriss delivered to FMB its opinion that as of such date, and on the basis of matters referred to herein, the offer is fair, from a financial point of view, to the holders of FMB Common Stock. In rendering its opinion Baxter Fentriss consulted with the management of FMB and City Holding; reviewed the Agreement and certain publicly-available information on the parties; and reviewed Board minutes, examinations, Board reports, and budgets made available by the management of the respective banks.


     In addition Baxter Fentriss discussed with the management of FMB and City Holding their respective businesses and outlooks. Baxter Fentriss was involved in the negotiations with City Holding and initiated merger discussions at the request of FMB. No limitations were imposed by FMB's Board of Directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. The full text of Baxter Fentriss' written opinion is attached as Annex V to this Joint Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Baxter Fentriss in connection therewith.


     Baxter Fentriss' opinion is directed to FMB's Board of Directors, and is directed only to the fairness, from a financial point of view, of the Exchange Ratio. It does not address FMB's underlying business decision to effect the proposed Merger.


     Baxter Fentriss' opinion was one of many factors taken into consideration by FMB's Board of Directors in making its determination to approve the Merger Agreement, and the receipt of Baxter Fentriss' opinion is a condition precedent to FMB consummating the Merger. The opinion of Baxter Fentriss' does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for FMB or the effect of any other business combination in which FMB might engage.

     Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally-ranked advisor to firms in the financial services industry on mergers and acquisitions. FMB selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on banking transactions, and because of the firm's extensive experience and expertise in transactions similar to the Merger. Baxter Fentriss is not affiliated with City Holding or FMB.

     In connection with rendering its opinion to FMB's Board of Directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed herein, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial condition and results of operations of City Holding and FMB including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, capitalization, the amount and type of non-performing assets, the impact of holding certain non-earning real estate assets, the reserve for loan losses and possible tax consequences resulting from the transaction; (ii) the business prospects of City Holding and FMB; (iii) the economies of City Holding and FMB's respective market areas; (iv) the historical and current market for FMB Common Stock; and (v) the nature and terms of certain other merger transactions that it believed to be relevant. Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in West Virginia.


     In connection with rendering its opinion, Baxter Fentriss reviewed (i) the Agreement; (ii) drafts of this Joint Proxy Statement/Prospectus; (iii) the Annual Reports to shareholders, including the audited financial statements of FMB and City Holding, and the Annual Reports of FMB and City Holding for the year ended December 31, 1994; (iv) pro forma combined unaudited condensed balance sheets as of December 31, 1994, pro forma combined statements of income for the year ended December 31, 1994; (v) Board minutes and reports of City Holding and FMB as it deemed appropriate. Baxter Fentriss also (i) held discussions with members of the senior management of City Holding and FMB regarding the historical and current business operation, financial condition and future prospects of their respective companies; (ii) reviewed the historical market prices and trading activity for the Common Stock of FMB and City Holding; (iii) compared the results of operations of FMB with those of certain banking companies that it deemed to be relevant; (iv) analyzed the pro forma financial impact of the Merger on City Holding; and (v) analyzed the pro forma financial impact of the Merger on FMB.


     The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion:


     1. Stock Price History. Baxter Fentriss studied the history of the trading prices and volume for FMB and City Holding Common Stock and compared that to publicly traded banks in West Virginia and to the price offered by City Holding. FMB stock is rarely traded. Given the activity in City Holding stock the Merger will significantly improve the liquidity of FMB's shareholders.


     2. Comparative Analysis. Baxter Fentriss compared the price to earnings multiple, price to book multiple, and price to assets multiple of the City Holding offer with 33 other merger transactions in West Virginia during the last three years after considering FMB's non-performing assets and other variables. The comparative multiples included both bank and thrift sales during the last four years. Baxter Fentriss concluded the price paid for FMB as a multiple of book was the highest, as a multiple of earnings the fourth highest, and as a percentage of assets the third highest.


     3. Pro Forma Analysis. Baxter Fentriss considered the pro forma impact of the transaction and concluded the transaction would not have a material long-term impact on City Holding's earnings, book value, and dividend paying capacity. The acquisition could provide $.01 a share annual EPS improvement by 1998, .02% improvement in ROA, and .50% improvement in ROE, with less than 5% dilution in book value per share. Equity to asset ratio could increase .17%.


     4. Discounted Cash Flow Analysis. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of FMB's Common Stock as a five and 10 year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of FMB's stock using (i) a range from 0% to 10% in the growth of FMB's earnings and dividends and (ii) a range from eight times to 16 times earnings as the terminal value for FMB's stock. A range of discount rates from 11% to 15% were applied to these alternative growth and terminal value scenarios. These ranges of discount rates, growth alternatives, and terminal values were chosen based upon what Baxter Fentriss, in its judgement, considered to be appropriate taking into account, among other things, FMB's past and current performance, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and for companies with similar risk profiles. In the scenarios considered, the calculated present value of FMB's Common Stock was less than the City Holding offer of $26,265,600. Thus, Baxter Fentriss' discounted cash flow analysis indicated that FMB shareholders would be in a better financial position by receiving the City Holding Common Stock offered in the Merger transaction rather than continuing to hold FMB's Common Stock.


     Using publicly available information on City Holding and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the Merger would not seriously dilute the capital and earnings capacity of City Holding and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Baxter Fentriss considered the likely market overlap and the Federal Reserve guidelines with regard to market concentration and did not believe there to be an issue with regard to possible antitrust concerns.

     Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates, including those as to possible economies of scale, were reasonably prepared by management, and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either FMB or City Holding, and has not been furnished such an appraisal.

     Baxter Fentriss was paid an amount in cash equal to 1.5% of the aggregate consideration to be paid to FMB shareholders in the Merger plus reasonable out-of-pocket expenses for its services. FMB has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws.

     The full text of Baxter Fentriss' opinion as of the date hereof, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex V to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and should be read in its entirety in connection with this Joint Proxy Statement/Prospectus. The summary of the opinion of Baxter Fentriss set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

Effective Date

     The Merger shall become effective on the date of the filing of the Articles of Merger with the West Virginia Secretary of State (the "Effective Date"). Assuming satisfaction of all conditions to consummation of Merger, the Merger is expected to become effective on July __, 1995. Either FMB or City Holding may terminate the Agreement if the Merger has not been consummated by December 31, 1995. See "THE MERGER - Conditions to Consummation of the Merger, - Waiver and Amendment; Termination."

     Until the Effective Date occurs, FMB shareholders will generally retain their rights as shareholders to receive dividends and to vote on matters submitted to them by the FMB Board of Directors.

Exchange Ratio and Conversion of Shares

     In arm's length negotiations, FMB and City Holding valued FMB Common Stock for purposes of exchange for City Holding Common Stock at $45.60 per share. This value was determined based upon an evaluation of FMB's historical deposit, assets and earnings growth and potential growth as well as the book value and recent sales prices for FMB Common Stock. In view of the wide variety of factors considered, the parties did not find it practicable to assign relative weights to each of these factors. The $45.60 valuation represents a multiple of 2.63 times the book value of FMB Common Stock at March 31, 1995. Each share of FMB Common Stock will be exchanged for 1.60 shares of City Holding Common Stock. The Exchange Ratio was determined by dividing $45.60 by a valuation of City Holding Common Stock of $28.50, which was the average of the reported bid and asked prices of the City Holding Common Stock at the close of business on March 2, 1995, as quoted on The Nasdaq National Market.

     Notwithstanding any other provisions of the Agreement, each holder of shares of FMB Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of City Holding Common Stock (after taking into account all certificates delivered by such holder ) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of City Holding Common Stock multiplied by the market value of one share of City Holding Common Stock at the Effective Date. The market value of one share of City Holding Common Stock at the Effective Date shall be the average of the closing sales price of such common stock on The Nasdaq National Market on the last ten trading days immediately preceding the Effective Date.

     City Holding and FMB have agreed to a fixed exchange ratio of 1.60-to-one, which means that if the value of City Holding or FMB Common Stock should change prior to the Effective Date, FMB shareholders could receive City Holding Common Stock worth more or less than $45.60 per share of FMB Common Stock. For example, if the value of City Holding Common Stock should fall below $25.00 per share, the value of such stock will be less than $40 per share of FMB Common Stock. The Agreement may be terminated by
(i) FMB if the average closing sales price of City Holding Common Stock as reported by Nasdaq for the 20 trading days following the later of (a) the receipt of Federal Reserve Board approval of the Merger and (b) the date on which the shareholders of FMB approve the Merger, is less than $22.80 per share, (ii) by City Holding if the average closing sales price of City Holding Common Stock as reported by Nasdaq for the 20 trading days following the later of (a) the receipt of Federal Reserve Board approval of the Merger and (b) the date on which the shareholders of FMB approve the Merger, is greater than $34.20 per share, provided, however, that a further condition to either parties' termination of the Agreement for such changes in the price of City Holding Common Stock is that City Holding and FMB must be unable to agree on an amendment to the Exchange Ratio.


     The last reported sale price of City Holding Common Stock on The Nasdaq National Market was $_____ on June __, 1995. The closing bid and asked prices for City Holding Common Stock as reported on The Nasdaq National Market were $_____ and $_____, respectively, on that date. Based on the last sale price on June __, 1995, and the 1.60-to-one exchange ratio, FMB shareholders would receive City Holding Common Stock worth $_____ for each share of FMB Common Stock. The last reported sale price of FMB Common Stock of which FMB has knowledge was $27.50 per share on February 23, 1995. FMB Common Stock is not widely traded and the volume of trading is limited. There is no established market for FMB Common Stock. Most transactions occur in the local area and bid and asked prices are not available.

     Following the Effective Date, former shareholders of FMB will be mailed a Letter of Transmittal which will set forth the procedures that should be followed for exchange of FMB Common Stock for City Holding Common Stock.

     FMB SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Holders of FMB Common Stock, upon surrender of their certificates for cancellation, will be entitled to receive certificates representing the number of shares of City Holding Common Stock for which such shares have been submitted for exchange.

Business of FMB and Merchants Pending the Merger

     FMB and Merchants have agreed that from the date of the Agreement to the Effective Date, they will operate their respective businesses substantially as presently operated and only in the ordinary course, and, consistent with such operation, they will use their best efforts to preserve intact their present business organizations and relationships with persons having business dealings with them. Without limiting the generality of the foregoing, FMB and Merchants have agreed that they will not, without the prior written consent of City Holding, unless consistent with past practices and in the ordinary course of business (i) make any material change in the compensation or title of any executive officer;
(ii) make any material change in the compensation or title of any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be promptly reported to City Holding; (iii) enter into any new bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or (except as otherwise specifically contemplated in the Agreement) any employment or consulting agreement or amend any such plan or agreement to increase the benefits accruing or payable thereunder; (iv) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (v) amend FMB's Amended Articles of Incorporation, Merchants' Articles of Association, or their Bylaws except as may be necessary to consummate the Merger or give effect to the FMB Stock Option Agreement; (vi) issue or contract to issue any shares of FMB capital stock or securities exchangeable for or convertible into capital stock other than pursuant to the FMB Stock Option Agreement; (vii) purchase any shares of FMB capital stock; (viii) enter into or assume any material contract or obligation, except in the ordinary course of business; (ix) waive any right of substantial value; (x) propose or take any other action which would make any representation or warranty in
Section 3.1 of the Agreement untrue; (xi) change securities portfolio policies; (xii) enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $200,000 or more; or (xiii) propose or take any action with respect to the closing of any branches. FMB and Merchants have further agreed that, between the date of the Agreement and the Effective Date, they will consult and cooperate with City Holding regarding (i) loan portfolio management, including management and work-out of nonperforming assets, and credit review and approval procedures, and (ii) securities portfolio and funds management, including management of interest rate risk.

Conditions to Consummation of the Merger

     Consummation of the Merger is conditioned upon the approval thereof by
(i) the holders of a majority of the outstanding FMB Common Stock entitled to vote at the FMB Special Meeting and (ii) the holders of a majority of the outstanding City Holding Common Stock voting at the City Holding Annual Meeting. The Merger of FMB with and into City Holding must be approved by the West Virginia Board, which approval has been received, and by the Federal Reserve Board, which approval has been applied for and is expected to be received.


     There can be no assurance that the approval of the Federal Reserve Board will be obtained or as to the timing of such approval. There can also be no assurance that such approval will not contain a condition or requirement which causes such approvals to fail to satisfy the conditions set forth in the Agreement and described below.

     City Holding and FMB are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought.

     The obligations of City Holding and FMB to consummate the Merger are further conditioned upon, among other things, (i) the accuracy of certain representations contained in the Agreement, (ii) the performance of all covenants and agreements contained in the Agreement, (iii) the receipt of an opinion of Hunton & Williams, special counsel to City Holding, with respect to certain of the tax consequences of the Merger described herein under "THE MERGER - Certain Federal Income Tax Consequences," (iv) the receipt of opinions of counsel with respect to certain legal matters, including the organization and good standing of City Holding and FMB, the due authorization of the Agreement by City Holding and FMB and the validity of the shares of City Holding Common Stock being issued to FMB shareholders, and (v) the execution by affiliates of FMB of undertakings not to dispose of the City Holding Common Stock received by them in the Merger except under certain circumstances. The obligations of FMB and City Holding to consummate the Merger are also conditioned upon the absence of any material adverse change in the financial condition or the results of operations of City Holding or FMB and qualification of the Merger for pooling-of-interests accounting treatment.

     The Merger is expected to be treated as a pooling-of-interests for accounting purposes in accordance with generally accepted accounting principles. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of City Holding and FMB will be combined and carried forward at their previously recorded amounts. Revenue and expenses of City Holding and FMB will be retroactively combined for the entire fiscal period in which the combination occurs and for all periods prior to the combination at historically recorded amounts. In order for the Merger to qualify for pooling-of-interests accounting treatment, 90% or more of the outstanding FMB Common Stock must be exchanged for City Holding Common Stock and other pooling-of-interests requirements of generally accepted accounting principles and the Commission must be met.

     In addition, as described below under "Waiver and Amendment;
Termination," City Holding and FMB are not obligated to effect the Merger under certain circumstances related to the market price of City Holding Common Stock.

     It is anticipated that the foregoing conditions will be satisfied, but FMB and City Holding may waive any condition to their obligations to consummate the Merger except requisite approvals of FMB shareholders and regulatory authorities. The Board of Directors of FMB will not, however, waive any condition or agree to any amendment to the Agreement which, in the opinion of the Board of Directors, will have any material adverse effect on the shareholders of FMB.

Stock Option Agreements

     City Holding and FMB entered into the FMB Stock Option Agreement, dated as of March 14, 1995, pursuant to which FMB issued to City Holding an option to purchase up to 114,600 shares of FMB Common Stock at a purchase price of $45.60 per share (the "FMB Option").

     The FMB Option is exercisable only upon the occurrence of a "Purchase Event." A Purchase Event means any of the following events: (i) without City Holding's prior written consent, FMB shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than City Holding or any subsidiary thereof) (A) to effect a merger, consolidation or similar transaction involving FMB or Merchants,
(B) for the disposition, by sale, lease, exchange or otherwise, of 15% or more of the consolidated assets of FMB and its subsidiaries or (C) for the issuance, sale, exchange or other disposition of securities representing 25% or more of the voting power of FMB or any of its subsidiaries (collectively referred to as an "Acquisition Transaction"); or (ii) any person (other than City Holding or any subsidiary thereof) shall have acquired beneficial ownership of 25% or more of FMB Common Stock.

     The FMB Stock Option Agreement terminates on the date on which occurs the earliest of: (i) the Effective Date; (ii) a termination of the Agreement in accordance with its terms (other than by City Holding under certain circumstances) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below); (iii) 12 months following a termination of the Agreement by City Holding under certain circumstances;
(iv) 12 months after the termination of the Agreement in accordance with its terms following the occurrence of a Purchase Event or a Preliminary Purchase Event; (v) receipt of any order or notice of the Federal Reserve Board or the West Virginia Board denying approval of the Merger; or
(vi) June 30, 1996.

     An FMB Preliminary Purchase Event means any of the following events:
(i) any person (other than City Holding) shall have commenced a tender offer or exchange offer to acquire 25% or more of FMB Common Stock (a "Tender Offer"); or (ii) FMB's shareholders shall have failed to adopt the Agreement at a meeting called for such purpose or such meeting shall not have been held or shall have been canceled or the FMB Board shall have withdrawn its recommendation to shareholders, in each case following the public announcement of (A) a Tender Offer, (B) a proposal to engage in an Acquisition Transaction, or (C) the filing of an application or notice for regulatory approval to engage in an Acquisition Transaction.

     City Holding has also entered into Stock Option Agreements, dated as of March 14, 1995 (the "FMB Director Stock Option Agreements"), with three directors of FMB pursuant to which such directors have granted City Holding options to purchase, in the aggregate, up to 65,437 shares of FMB stock on or before the earlier of (i) the date City Holding receives the approval of the Merger from the Federal Reserve Board and the West Virginia Board, (ii) December 31, 1995, if and only if, FMB receives an acquisition offer from a third party and its board of directors determines in good faith that such offer is materially better than that of City Holding (such conditions a "Directors Purchase Event"). The FMB Director Stock Option Agreements terminate upon the Effective Date or the termination of the Agreement. A form of FMB Directors Stock Option Agreement is attached hereto as Annex III.

Waiver and Amendment; Termination

     Waiver and Amendment. Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement may be (i) waived by any party benefitted by the provision or (ii) amended or modified by an agreement in writing between City Holding and FMB.

     The Agreement may be terminated prior to the Effective Date, either before or after approval by FMB and City Holding shareholders, under the circumstances specified therein, including (i) by mutual consent of City Holding and FMB, as expressed by their respective boards of directors; (ii) by either City Holding or FMB, as expressed by their respective boards of directors, after December 31, 1995; (iii) by City Holding in writing authorized by its Board of Directors if FMB or Merchants has, or by FMB in writing authorized by its Board of Directors if City Holding has, in any material respect, breached (A) any covenant or agreement contained in the Agreement, or (B) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that it is understood and agreed that either party may terminate the Agreement on the basis of any such material breach of any representation or warranty contained in the Agreement notwithstanding any qualification therein relating to the knowledge of the other party; (iv) either City Holding or FMB, as expressed by their respective boards of directors, in the event that any of the conditions precedent to the obligations of such party to consummate the Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that neither party shall be entitled to terminate the Agreement pursuant to this subparagraph
(iv) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date shall be appropriately postponed; (v) City Holding or FMB, if the Board of Directors of either corporation shall have determined in their sole discretion, exercised in good faith, that the Merger has become inadvisable or impracticable by reason of the threat or the institution of any litigation, proceeding or investigation to restrain or prohibit the consummation of the transactions contemplated by the Agreement or to obtain other relief in connection with the Agreement; (vi) City Holding or FMB, if any of the Federal Reserve Board or the West Virginia Board deny approval of the Merger and the time period for all appeals or requests for reconsideration has run; (vii) City Holding, if holders of more than 10% of the outstanding shares of FMB Common Stock exercise their rights to an appraisal of their shares pursuant to Sections 31-1-122 and 31-1-123 of the West Virginia Act in connection with the Merger; (viii) FMB, if (A) the average closing sales price of City Holding Common Stock as reported by Nasdaq for the 20 trading days following the later of (1) the receipt of Federal Reserve Board approval of the Merger and (2) the date on which the shareholders of FMB approve the Merger, is less than $22.80 per share, and (B) City Holding and FMB cannot agree on an amendment to the Exchange Ratio; and (ix) City Holding, if (A) the average closing sales price of City Holding Common Stock as reported by Nasdaq for the 20 trading days following the later of
(1) the receipt of Federal Reserve Board approval of the Merger and (2) the date on which the shareholders of FMB approve the Merger, is greater than $34.20 per share, and (B) City Holding and FMB cannot agree on an amendment to the Exchange Ratio.

Management and Operations after the Merger

     After the consummation of the Merger, FMB will cease to exist and Merchants will become a direct wholly-owned subsidiary of City Holding.
For at least five years after the Effective Date, unless otherwise approved by a majority of continuing directors of Merchants, Merchants will remain a separately-incorporated bank operated under the name "Merchants National Bank." All branches of Merchants will remain branches of Merchants following the Effective Date except the Kanawha City branch of Merchants located at 4315 MacCorkle Avenue, S.E. in Charleston, West Virginia and the Bradford Street branch of Merchants located at 200 Bradford Street in Charleston, West Virginia, both of which shall be consolidated into The City National Bank of Charleston at the Effective Date or as soon as practicable thereafter. Following the Effective Date, the Directors of City Holding shall continue as Directors of City Holding. City Holding has agreed to increase the number of members of the City Holding Board of Directors by two and to appoint two persons approved by the continuing directors of Merchants to fill the resulting vacancies. Following the Effective Date, the Directors of Merchants shall continue as Directors of Merchants for at least five years following the Effective Date unless removed for cause and shall continue to receive Board fees at least equal to the Board fees such persons received prior to the Effective Date. In addition, for at least five years following the Effective Date, except with the approval of the continuing directors of Merchants, no employee of Merchants as of the date of the Agreement may be terminated by City Holding without cause and no change will be made in the compensation levels, fringe benefits or similar arrangements of such employees. All employees of FMB and Merchants immediately prior to the Effective Date who are employed by FMB and Merchants following the Effective Date ("Transferred Employees") will be covered by City Holding's employee benefit plans with eligibility based on their length of service, compensation, job classification, and position with FMB and Merchants. City Holding's benefits plans will recognize for purposes of eligibility to participate and for vesting, all Transferred Employees' service with FMB and Merchants, subject to applicable break in service rules. Eligible employees of FMB and Merchants shall be permitted to contribute funds distributed on any termination of FMB or Merchants benefit plans to similar City Holding benefit plans.

Interests of Certain Persons in the Merger

     Certain members of FMB's management and the Board of Directors of FMB have interests in the Merger in addition to their interests as shareholders of FMB generally. The Agreement provides that all continuing employees of FMB will be entitled to participate in City Holding's employee benefit plans following the Merger and will receive credit under those plans for past service with FMB. The Agreement also provides that George F. Davis, President and Chief Executive Office of Merchants will serve as Executive Vice President of City Holding at annual compensation and benefits not less than his current compensation package with FMB and Merchants and when he retires on his seventieth birthday, City Holding will retain him in a consulting capacity for three years and shall pay him an annual fee equal to fifty percent of his last annual salary as an officer of Merchants. Further, for five years after the Effective Date, the Directors of Merchants will continue as Directors unless removed for cause and no employee of Merchants may be terminated without cause and no change may be made in the compensation of such employees without the approval of the continuing Directors of Merchants. All of the Directors and executive officers of FMB listed below under the caption "Directors and Executive Officers of FMB" will benefit from this arrangement. See "- Management and Operations after the Merger," above.

Certain Federal Income Tax Consequences

     City Holding and FMB have received an opinion of Hunton & Williams, counsel to City Holding, to the effect that for federal income tax purposes
(i) the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code, (ii) neither City Holding nor FMB will recognize any taxable gain or loss upon consummation of the Merger, and
(iii) the Merger will result in the tax consequences summarized below for FMB shareholders who receive City Holding Common Stock in exchange for FMB Common Stock pursuant to the Merger. Such opinion has been filed as an exhibit to the Registration Statement. Receipt of substantially the same opinion of Hunton & Williams as of the Effective Time of the Merger is a condition to consummation of the Merger. The following summary does not discuss all potentially relevant federal income tax matters or consequences to any foreign or other shareholders subject to special tax treatment. In addition, the opinion of Hunton & Williams is based on, and the opinion to be given as of the Effective Time of the Merger will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between FMB and City Holding, the existing and future ownership of FMB and City Holding stock, and the future business plans for City Holding.

     A FMB shareholder who receives solely City Holding Common Stock in exchange for his shares of FMB Common Stock will not recognize any gain or loss on the exchange. If a shareholder receives City Holding Common Stock and cash in lieu of a fractional share of FMB Common Stock, the shareholder will recognize taxable gain or loss solely with respect to such fractional share as if the fractional share had been received and then redeemed for cash. A shareholder will have an aggregate tax basis in shares of City Holding Common Stock (including any fractional share interest) received in the Merger equal to his tax basis in the shares of FMB Common Stock exchanged therefor. A shareholder's holding period for shares of City Holding Common Stock (including any fractional share interest) received in the Merger will include his holding period for the shares of FMB Common Stock exchanged therefor if they are held as a capital asset at the Effective Date.

     The receipt of cash for shares of FMB Common Stock or City Holding Common Stock pursuant to the exercise of dissenters' rights will be a taxable transaction. A shareholder who exercises dissenters' rights and consequently receives cash for his shares will be treated as receiving the cash in redemption of such shares. Such a dissenting shareholder ordinarily will recognize gain or loss equal to the difference between the amount of cash received and his tax basis in the redeemed shares, and such gain or loss generally will be a capital gain or loss if the shares are held as a capital asset. However, if a dissenting shareholder is treated under Section 318 of the Code as constructively owning shares owned by one or more other, non-dissenting shareholders, and if the redemption of shares actually owned by the shareholder does not result (for purposes of Section 302 of the Code) in a meaningful reduction in the shareholder's total stock interest represented by all shares actually or constructively owned by the shareholder, the entire amount of the cash received could be taxed as a dividend. Under Section 318(a) of the Code, a shareholder is treated as owning stock that the shareholder has an option or other right to acquire, stock owned by certain family members, stock owned by certain entities in which the shareholder has an ownership interest, and if the shareholder is an entity, stock owned by certain persons having an ownership interest in the entity. Stock constructively owned by a person generally is treated as being owned by that person for the purpose of attributing ownership to another person. Any shareholder considering the exercise of dissenters' rights should consult his tax advisor about the tax consequences of receiving cash for his shares.

     The preceding discussion summarizes the material federal income tax consequences of the Merger. The tax consequences to any particular shareholder may depend on the shareholder's circumstances. Shareholders are urged to consult their own tax advisors with respect to specific federal, state and local tax consequences of the Merger to shareholders.

       PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     The following pro forma condensed consolidated balance sheets as of March 31, 1995, and December 31, 1994, and the related pro forma condensed consolidated statements of income for the three months ended March 31, 1995, and for each of the three years in the period ended December 31, 1994, give effect to the acquisition of 100% of the outstanding shares of FMB by City Holding. The pro forma financial statements are based on the historical financial statements of City Holding and FMB, giving effect to the proposed transaction under the pooling-of-interests method of accounting as if it had been effected at the beginning of the earliest period presented, assuming that all of the outstanding shares of FMB Common Stock are converted into shares of City Holding Common Stock and excludes nonrecurring expenses that are directly attributable to the transaction. Such expenses are expected to approximate $400,000. The pro forma financial statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or that may be obtained in the future. The pro forma financial statements should be read in conjunction with the City Holding Audited Consolidated Financial Statements and FMB Audited Financial Statements, including the respective notes thereto, included herein.

CITY HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
MARCH 31, 1995
(IN THOUSANDS)

                                                                                      CITY HOLDING
                                                                                         AND FMB
                                                CITY HOLDING      FMB       PRO FORMA   PRO FORMA
                                                 AS REPORTED  AS REPORTED  ADJUSTMENTS   COMBINED
ASSETS

Cash and due from banks                            $  21,036    $  4,520                $  25,556
Interest bearing deposits with other banks                 0         643                      643
Federal funds sold                                         0          50                       50
Securities available for sale                         68,134      15,397                   83,531
Investment securities                                122,579      29,577                  152,156
Total loans                                          528,071      51,668                  579,739
Less allowance for possible
   loan losses                                        (6,040)       (474)                  (6,514)

          NET LOANS                                  522,031      51,194                  573,225

Loans held for sale                                   44,833           0                   44,833
Bank premises and equipment                           18,432       3,572                   22,004
Other assets                                          18,592       3,193                   21,785

          TOTAL ASSETS                              $815,637    $108,146                 $923,783

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Deposits:
   Noninterest bearing                                81,424      14,001                   95,425
   Interest bearing                                  574,542      81,038                  655,580

          TOTAL DEPOSITS                             655,966      95,039                  751,005

Federal funds purchased and securities
   sold under agreements to repurchase                88,796       1,972                   90,768
Long-term debt                                         4,825           0                    4,825
Other liabilities                                      7,069       1,155                    8,224

          TOTAL LIABILITIES                          756,656      98,166                  854,822

SHAREHOLDERS' EQUITY

Common stock                                           9,451       1,152     1,144         11,747
Capital surplus                                       18,887         649    (1,144)        18,392
Net unrealized loss on securities
   available for sale                                 (1,054)       (492)                  (1,546)
Retained earnings                                     31,750       8,671                   40,421
Treasury stock                                           (53)          0                      (53)

          TOTAL SHAREHOLDERS' EQUITY                  58,981       9,980         0         68,961

          TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                      $815,637    $108,146                 $923,783

CITY HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (unaudited)
QUARTER ENDED MARCH 31, 1995
(IN THOUSANDS EXCEPT PER SHARE)

                                                                   CITY HOLDING
                                                                      AND FMB
                                            CITY HOLDING    FMB      PRO FORMA
                                             AS REPORTED AS REPORTED  COMBINED

Interest Income:
  Interest and fees on loans                   $ 11,726   $  1,255    $ 12,981
  Interest on investment securities:
      Taxable                                     2,639        550       3,189
      Tax-exempt                                    420        169         589
  Other interest income                               0         27          27

      TOTAL INTEREST INCOME                      14,785      2,001      16,786

Interest expense:
  Interest on deposits                            5,369        725       6,094
  Interest on short-term borrowings                 799         56         855
  Interest on long-term debt                        130          0         130

      TOTAL INTEREST EXPENSE                      6,298        781       7,079

      NET INTEREST INCOME                         8,487      1,220       9,707

  Provision for possible loan losses                183         18         201

  NET INTEREST INCOME AFTER PROVISION
      FOR POSSIBLE LOAN LOSSES                    8,304      1,202       9,506

Other income                                      1,095        154       1,249

Other expense                                     6,842        960       7,802

      INCOME BEFORE INCOME TAXES                  2,557        396       2,953

Income taxes                                        813        100         913

NET INCOME                                     $  1,744   $    296    $  2,040

NET INCOME PER SHARE                           $   0.46   $   0.51    $   0.43

AVERAGE SHARES OUTSTANDING                        3,779        576       4,697

CITY HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1994
(IN THOUSANDS EXCEPT PER SHARE)


                                                                   CITY HOLDING
                                                                      AND FMB
                                            CITY HOLDING    FMB      PRO FORMA
                                             AS REPORTED AS REPORTED  COMBINED
Interest Income:
   Interest and fees on loans                 $ 41,167    $  4,900   $ 46,067
   Interest on investment securities:
      Taxable                                   12,071       1,826     13,897
      Tax-exempt                                 1,716         761      2,477
   Other interest income                           194         127        321

      TOTAL INTEREST INCOME                     55,148       7,614     62,762

Interest expense:
   Interest on deposits                         20,110       2,768     22,878
   Short-term borrowings                         1,687         159      1,846
   Long-term debt                                  445                    445

      TOTAL INTEREST EXPENSE                    22,242       2,927     25,169

      NET INTEREST INCOME                       32,906       4,687     37,593

   Provision for possible loan losses              953          87      1,040

   NET INTEREST INCOME AFTER PROVISION
      FOR POSSIBLE LOAN LOSSES                  31,953       4,600     36,553

Other income                                     4,647         602      5,249

Other expense                                   26,448       3,667     30,115

      INCOME BEFORE INCOME TAXES                10,152       1,535     11,687

Income taxes                                     3,193         353      3,546

NET INCOME                                    $  6,959    $  1,182   $  8,141

NET INCOME PER SHARE                          $   1.85    $   2.05   $   1.73

AVERAGE SHARES OUTSTANDING                       3,773         576      4,691

CITY HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1993
(IN THOUSANDS EXCEPT PER SHARE)

                                                                    CITY HOLDING
                                                                       AND FMB
                                            CITY HOLDING    FMB       PRO FORMA
                                             AS REPORTED AS REPORTED   COMBINED

Interest Income:
   Interest and fees on loans                  $ 33,251   $  4,349      $37,600
   Interest on investment securities:
      Taxable                                    12,650      1,843       14,493
      Tax-exempt                                  1,839        807        2,646
   Other interest income                            476         86          562

      TOTAL INTEREST INCOME                      48,216      7,085       55,301

Interest expense:

   Interest on deposits                          18,849      2,664       21,513
   Short-term borrowings                            424        214          638
   Long-term debt                                   274                     274

      TOTAL INTEREST EXPENSE                     19,547      2,878       22,425

      NET INTEREST INCOME                        28,669      4,207       32,876

   Provision for possible loan losses             1,341         93        1,434

   NET INTEREST INCOME AFTER PROVISION
      FOR POSSIBLE LOAN LOSSES                   27,328      4,114       31,442

Other income                                      3,004        858        3,862

Other expense                                    20,951      3,224       24,175

    INCOME BEFORE INCOME TAXES AND CUMULATIVE
      EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE    9,381      1,748       11,129

Income taxes                                      2,949        418        3,367

INCOME BEFORE CUMULATIVE EFFECT OF
   CHANGE IN ACCOUNTING PRINCIPLE                 6,432      1,330        7,762

Earnings per Common Share:
      Income before cumulative effect of
       change in accounting principle          $   1.71       2.31         1.66

AVERAGE COMMON SHARES OUTSTANDING                 3,763        576        4,681

CITY HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1992
(IN THOUSANDS EXCEPT PER SHARE)

                                                                   CITY HOLDING
                                                                      AND FMB
                                            CITY HOLDING    FMB      PRO FORMA
                                             AS REPORTED AS REPORTED  COMBINED

Interest Income:
   Interest and fees on loans                  $ 28,222   $  4,272     $32,494
   Interest on investment securities:
      Taxable                                    12,895      2,246      15,141
      Tax-exempt                                  1,880        750       2,630
   Other interest income                            530         85         615

      TOTAL INTEREST INCOME                      43,527      7,353      50,880

Interest expense:

   Interest on deposits                          18,514      2,964      21,478
   Short-term borrowings                            329        342         671
   Long-term debt                                    35                     35

      TOTAL INTEREST EXPENSE                     18,878      3,306      22,184

      NET INTEREST INCOME                        24,649      4,047      28,696

   Provision for possible loan losses             2,222        103       2,325

   NET INTEREST INCOME AFTER PROVISION
      FOR POSSIBLE LOAN LOSSES                   22,427      3,944      26,371

Other income                                      1,897        431       2,328

Other expense                                    15,909      2,980      18,889

   INCOME BEFORE INCOME TAXES                     8,415      1,395       9,810

Income taxes                                      2,511        327       2,838

NET INCOME                                     $  5,904   $  1,068    $  6,972

NET INCOME PER SHARE                           $   1.56   $   1.85    $   1.48

AVERAGE COMMON SHARES OUTSTANDING                 3,779        576       4,697

                            DISSENTERS' RIGHTS

     Sections 31-1-122 and 31-1-123 of the West Virginia Act give holders of City Holding and FMB Common Stock dissenters' rights in the Merger. City Holding and FMB shareholders who object to the Merger and who comply with the provisions of Section 31-1-123 of the West Virginia Act may demand the right to receive a cash payment from City Holding and FMB, respectively, for the "fair value" of their stock as determined as of the day prior to the date on which the Merger was approved by the City Holding or FMB shareholders, as applicable. Under
Section 31-1-123 of the West Virginia Act, such "fair value" of City Holding or FMB Common Stock shall not include any appreciation or depreciation of the price of shares of City Holding or FMB Common Stock resulting from anticipation of the Merger. Consequently, the amount received by a dissenting FMB shareholder may be higher or lower than the consideration he would have received for such shares in the Merger. City Holding shareholders are not receiving any consideration for their shares in the Merger.

     To exercise their dissenters' rights, FMB shareholders electing to dissent ("Dissenting FMB Shareholders") must file with FMB at Fourth Avenue and Washington Street, Montgomery, West Virginia 25136, Attention:
Secretary, prior to or at the FMB Special Meeting, a written objection to the proposed Merger. To exercise their dissenters' rights, City Holding shareholders electing to dissent ("Dissenting City Holding Shareholders" and collectively with Dissenting FMB Shareholders, "Dissenting Shareholders") must file with City Holding at 3601 MacCorkle Avenue, S.E., Charleston, West Virginia, Attention: Robert A. Henson, Chief Financial Officer, prior to or at the City Holding Annual Meeting, a written objection to the proposed Merger. A Dissenting Shareholder may dissent as to less than all of shares of FMB Common Stock or City Holding Common Stock owned beneficially by him. If the Merger is approved by the City Holding and FMB shareholders, and a Dissenting Shareholder did not vote the related shares in favor of the Merger, he must then, within ten days after the date on which the vote was taken, file with City Holding a written demand for payment of the fair value of such shares.

     Within 20 days after demanding payment for his shares, each Dissenting Shareholder must submit the certificate or certificates representing his shares to City Holding for notation thereon that such demand has been made. His failure to do so shall, at the option of City Holding, terminate his rights under Section 3-1-122 and 3-1-123 of the West Virginia Act unless a court of general civil jurisdiction, for good and sufficient cause shown, shall otherwise direct. If shares of City Holding or FMB Common Stock represented by a certificate on which notation has been so made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights in City Holding or FMB, as applicable, other than those which the original Dissenting Shareholder had after making demand for payment under
Section 31-1-123 of the West Virginia Act.

     A demand filed by a Dissenting Shareholder may not be withdrawn unless City Holding consents. Within ten days after the Effective Date of the Merger, City Holding shall give written notice thereof to each Dissenting Shareholder who has made a demand as required by the West Virginia Act, and shall make a written offer to each such Dissenting Shareholder to pay for his related shares at a specified price deemed by City Holding to be the fair value thereof. Such notice and offer shall be accompanied by a balance sheet of FMB or City Holding, as applicable, as of the latest available date and not more than 12 months prior to the making of such offer, and a profit and loss statement for the 12 months' period ended on the date of such balance sheet. If within 30 days after the Effective Date, the fair value of such shares is agreed upon between any Dissenting Shareholder and City Holding, payment therefor shall be made within 90 days after the Effective Date, upon surrender of the certificate(s) representing such share(s). Upon payment of the agreed value a Dissenting Shareholder shall cease to have any interest in such shares.

     If within the 30-day period described above, a Dissenting Shareholder and City Holding do not agree as to the fair value of the shares, City Holding shall within 30 days after receipt of written demand from any Dissenting Shareholder, which written demand must be given within 60 days after the Effective Date, file a complaint in a court of general civil jurisdiction in the county where City Holding's or FMB's, as applicable, principal office was located requesting that the fair value of such shares be determined, or City Holding may file such a complaint within such 60-day period at its own election. If City Holding fails to bring such action within the 60-day period, and at this time it cannot predict whether it would file such a complaint, any Dissenting Shareholder may do so in the name of City Holding. If no complaint is filed, Dissenting Shareholders may be deemed to have waived their rights under the West Virginia Act. All Dissenting Shareholders, except those who have agreed upon a price to be paid for their shares by City Holding, may be made parties to the proceeding and may receive a copy of the petition or summons. All Dissenting Shareholders who are parties to the proceeding shall be entitled to judgment against City Holding for the amount of the fair value of their shares plus accrued interest except any Dissenting Shareholder whom the court determines not to be entitled to receive payment for his shares. The judgment shall be payable only upon and concurrently with the surrender to City Holding of the certificate(s) representing such share(s).

     Section 31-1-123(e) of the West Virginia Act provides that any costs and expenses of any such proceeding shall be determined by the court and assessed against City Holding, except that all or any part of such costs and expenses may be assessed against all or some Dissenting Shareholders, in amounts the court finds equitable, to the extent the court finds the Dissenting Shareholders did not act in good faith in contesting City
Holding's offer.   Such expenses shall not include experts' or attorneys'
expenses and fees unless the court, in its discretion, awards such fees and expenses.

     Reference is made to Annex IV attached hereto for the complete text of the provisions of Sections 31-1-122 and 33-1-123 of the West Virginia Act relating to the rights of dissenting shareholders. The statements made in this summary of such provisions are qualified in their entirety by reference to Annex IV. The provisions of Section 31-1-123 of the West Virginia Act are technical and complex and it is suggested that any shareholder who desires to exercise his right to dissent consult counsel, because failure to comply strictly with such provisions may defeat his dissenters' rights.

                        CITY HOLDING CAPITAL STOCK

     City Holding's Articles of Incorporation, authorize 20,000,000 shares of Common Stock, par value $2.50, and 500,000 shares of Preferred Stock, par value $25, including a series of 100,000 shares of Junior Participating Cumulative Preferred Stock, Series A. As of March 31, 1995, 3,777,933 shares of Common Stock and no shares of Preferred Stock were outstanding and entitled to vote. At such date, City Holding had 1,770 shareholders of record.

     Authority is given in the Articles of Incorporation to the Board of Directors to issue shares of City Holding's Common Stock and Preferred Stock from time to time for such consideration as the Board may deem advisable.

     The characteristics of City Holding's capital stock are summarized below.

Common Stock

     Dividend Rights. Common shareholders are entitled to dividends to the extent funds are legally available and the Board of Directors declares payment. City Holding's ability to pay dividends is largely contingent upon the abilities of its subsidiary banks to pay dividends, and is subject to various statutory limits. See "SUPERVISION AND REGULATION - Limits on Dividends and Other Payments."

     Voting Rights and Cumulative Voting. In all elections of directors, each holder of City Holding Common Stock has the right to cast one vote for each share of stock owned by him and entitled to vote for as many persons as there are directors to be elected, or he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock shall equal; or he may distribute such votes on the same principle among as many candidates and in such manner as he desires. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock owned by him and entitled to vote.

     Liquidation Rights. Upon liquidation, after payment to all creditors and holders of Preferred Stock, the remaining assets of City Holding would be distributed to the holders of City Holding Common Stock pro rata.

     Preemptive Rights. Holders of City Holding Common Stock have no preemptive rights with respect to future issues of Common Stock.

     Calls and Assessments. All City Holding Common Stock outstanding is fully paid and nonassessable.

Preferred Stock

     The Board of Directors has the authority, without any vote or action by the shareholders, to issue Preferred Stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Issuance of Preferred Stock by the Board of Directors of City Holding could be utilized to render more difficult, or discourage, an attempt to gain control of City Holding.
There are no shares of Preferred Stock outstanding, and there are no agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares, except pursuant to the Preferred Stock Purchase Rights Plan summarized below.

Preferred Stock Purchase Rights Plan; Change of Control

     Pursuant to a Preferred Stock Purchase Rights Plan and a related Amended and Restated Rights Agreement between City Holding and NationsBank, N.A., as Rights Agent, each outstanding share of City Holding Common Stock carries with it one Preferred Stock Purchase Right (a "Right"). In general, the number of Rights outstanding will equal the number of shares of City Holding Common Stock outstanding from time to time. The Rights will expire on April 9, 2001, unless previously exercised or redeemed at the option of the Board of Directors. Each share of City Holding Common Stock offered hereby has one Right attached.

     Generally, under the terms of the Rights Plan, the Rights will be exercisable only if a person or group acquires 10% or more of City Holding Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of City Holding Common Stock. Each Right will entitle its holder to buy one one-thousandth of a share of Junior Participating Cumulative Preferred Stock, Series A, par value $25, at an exercise price of $53, subject to adjustment. If a person or group acquires 20% or more of the outstanding City Holding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the then-current exercise price, City Holding Common Stock having a market value equal to twice the exercise price. If City Holding is acquired in a merger or other business combination or if 50% or more of City Holding's assets or earning power is sold or transferred, each Right will entitle its holder to purchase, at the then-current exercise price, common stock of the acquiror having a value equal to twice the exercise price.

     City Holding's Articles of Incorporation provide that the Board of Directors consist of three classes with staggered terms for directors. City Holding has also adopted a by-law requiring advance notice from a shareholder to nominate a director. The effect of these measures and the Rights Plan could be to render more difficult or to discourage an attempt to gain control of City Holding by means of a merger, tender offer, proxy contest or otherwise, even if supported by holders of a majority of the voting securities of City Holding, and thereby protect the current management.

Reports to Shareholders

     City Holding furnishes its shareholders with annual reports, including audited financial statements, and with quarterly reports.

Transfer Agent

     The transfer agent for City Holding Common Stock is City National Bank of Charleston.

                    COMPARATIVE RIGHTS OF SHAREHOLDERS

     At the Effective Date, FMB shareholders automatically will become shareholders of City Holding, and their rights as shareholders will be determined by City Holding's Articles of Incorporation and Bylaws. The following is a summary of the material differences in the rights of shareholders of City Holding and FMB.

Capitalization

     City Holding. City Holding is authorized to issue 20,000,000 shares of City Holding Common Stock, $2.50 par value, of which 3,779,818 shares, including 1,885 treasury shares, were issued and outstanding as of the City Holding Record Date. City Holding is also authorized to issue 500,000 shares of Preferred Stock, $25 par value, including a series of 100,000 shares of Junior Participating Cumulative Preferred Stock, Series A, of which no shares were issued and outstanding as of the City Holding Record Date.

     Under City Holding's Articles of Incorporation, the Board of Directors of City Holding has the power, without further action by City Holding's shareholders, to provide for the issuance of City Holding Common Stock or Preferred Stock from time to time for such consideration as the Board may deem advisable.

     FMB. FMB is authorized to issue 1,000,000 shares of FMB Common Stock, $2.00 par value of which 576,000 shares were issued and outstanding as of the FMB Record Date.

     Merchants is authorized to issue 144,000 shares of Common Stock, $2.00 par value, all of which were issued and outstanding and owned by FMB as of the FMB Record Date.

Voting Rights

     City Holding. In all elections of directors, each holder of City Holding Common Stock has the right to cast one vote for each share of stock owned by him and is entitled to vote for as many persons as there are directors to be elected, or he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock shall equal; or he may distribute such votes on the same principle among as many candidates and in such manner as he desires. On any other issue to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock owned by him and entitled to vote. The vote of a majority of shares represented at a meeting and entitled to vote is required to approve most actions requiring shareholder approval, except that amendments to the Articles of Incorporation and certain fundamental actions such as mergers, consolidations and sales of substantially all assets outside the ordinary course of business must be approved by vote of a majority of shares entitled to vote thereon.

     FMB. In all elections of directors, each holder of FMB Common Stock has the right to cast one vote for each share of stock owned by him and is entitled to vote for as many persons as there are directors to be elected, or he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock shall equal; or he may distribute such votes on the same principal among as many candidates and in such manner as he desires. On any other issue to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock owned by him and entitled to vote. The vote of the majority of shares represented at a meeting and entitled to vote is required to approve most actions requiring shareholder approval except that the West Virginia Act requires that certain items, including amendments to the Articles of Incorporation, must be approved by a vote of a majority of shares entitled to vote thereon. Furthermore, the Articles of Incorporation of FMB and its Bylaws requires the vote of the holders of at least two-thirds of the issued and outstanding stock entitled to vote for certain "business combinations" as defined in the Articles of Incorporation and Bylaws; provided, however, that if 80% or greater of the directors of the corporation recommend the "business combination" to the shareholders, only a simple majority vote of the issued and outstanding stock entitled to vote thereon need be obtained to approve the transaction. The Merger contemplated in the Agreement is a "business combination" as defined in the Articles and Bylaws of FMB. However, since the Agreement was unanimously approved by the FMB Board of Directors, a simple majority of the shares entitled to vote thereon is the vote requirement for the Merger presented to the shareholders in connection with the Agreement.

Directors and Classes of Directors

     City Holding. The City Holding Board of Directors presently comprises 14 members. Pursuant to the Agreement, following the Effective Date, City Holding will increase the number of members of the City Holding Board by two and will appoint two persons approved by the continuing directors of Merchants to fill the resulting vacancies. The Board of Directors is classified into three classes, with one class to be elected each year to a three-year term.

     FMB. The FMB Board of Directors presently comprises 12 members. The Board of Directors is classified into three classes, with one class to be elected each year to a three-year term.

Anti-Takeover Provisions

     City Holding. City Holding's Board of Directors has adopted a Rights Plan and City Holding's Articles of Incorporation provide that the Board of Directors consist of three classes with staggered terms for members of the Board of Directors. City Holding has also adopted a by-law requiring advance notice from a shareholder to nominate a director. See "CITY HOLDING CAPITAL STOCK - Preferred Stock Purchase Rights Plan; Change of Control."

     City Holding has not adopted other conventional anti-takeover provisions such as, for example, a fair-price charter amendment, a super-majority vote charter amendment, or an anti-greenmail charter amendment, and has no current plans to submit further proposals with a possible "anti-takeover" effect. In addition, the West Virginia Act does not contain any provisions protecting a West Virginia corporation against hostile takeovers, such as a fair price statute or a control share acquisition statute.

     FMB. FMB has adopted conventional anti-takeover provisions, including certain super majority vote requirements for business combinations, a fair price provision and an anti-green mail provision. Because of the unanimous approval and recommendation by the FMB Board of Directors of the Merger, these provisions are not applicable to the vote or procedures required in connection with the Merger.

Preemptive Rights

     Neither the shareholders of City Holding nor the shareholders of FMB have preemptive rights. Thus, if additional shares of City Holding Common Stock or FMB Common Stock were issued, holders of such stock, to the extent that they did not participate in such additional issuance of shares, would own proportionately smaller interests in a larger amount of outstanding capital stock.

Assessment

     City Holding. All outstanding shares of City Holding Common Stock are, and those to be issued pursuant to the Agreement will be, fully paid and nonassessable.

     FMB. All outstanding shares of FMB Common Stock are fully paid and nonassessable.

Conversion; Redemption; Sinking Fund

     Neither City Holding Common Stock nor FMB Common Stock is convertible, redeemable or entitled to any sinking fund.

Liquidation Rights

     City Holding. Upon liquidation, after payment to all creditors and holders of Preferred Stock, the remaining assets of City Holding would be distributed to the holders of City Holding Common Stock pro rata.

     FMB. Upon liquidation, after payment to all creditors, the remaining assets of FMB would be distributed to the holders of FMB stock on a pro rata basis.

Dividends and Other Distributions

     City Holding. Holders of City Holding Common Stock are entitled to dividends to the extent funds are legally available and the Board of Directors declares payment. City Holding's ability to pay dividends is largely contingent upon the abilities of its subsidiaries to pay dividends, and is subject to various statutory limits. See "SUPERVISION AND
REGULATION - Limits on Dividends and Other Payments."

     FMB. Holders of FMB Common Stock are entitled to dividends to the extent funds are legally available therefore and the FMB Board of Directors declares payment. FMB's ability to pay dividends is contingent entirely upon the ability of Merchants, its subsidiary bank, to pay dividends. The ability of Merchants to pay dividends is subject to various regulatory and statutory limits. See "SUPERVISION AND REGULATION - Limits on Dividends and Other Payments."

Shareholder Meetings

     City Holding. City Holding's Bylaws provide that special meetings of the shareholders may be called at any time by the Board of Directors or by the President and Secretary, or by any three or more shareholders holding together at least 10% of the capital stock of City Holding.

     FMB. FMB's Bylaws provide that special meetings of the shareholders may be called any time by the Board of Directors or by the President or Secretary or by any number of shareholders holding together at least 10% of the capital stock of FMB.

Indemnification

     City Holding. Section 31-1-9 of the West Virginia Act provides in part that each West Virginia corporation shall have power to indemnify any director, officer, employee or agent or former director, officer, employee or agent against expenses actually and reasonably incurred by him in connection with the defense of any claim, action, suit or proceeding against him by reason of being or having been such director, officer, employee or agent other than an action by or in the right of the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation. With respect to an action by or in the right of the corporation the director, officer, employee or agent or former director, officer, employee or agent may be indemnified if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding against him by reason of being or having been such director, officer, employee or agent to be liable for negligence or misconduct in the performance of duty; and to make any other or further indemnity to any such persons that may be authorized by the articles of incorporation or any by-law made by the shareholders or any resolution adopted, before or after the event, by the shareholders. The By-laws of City Holding contain provisions pursuant to the foregoing section of the West Virginia Act indemnifying the directors, officers, employees and agents of City Holding in certain cases against expenses and liabilities under judgments and reimbursements of amounts paid in settlement.

     City Holding has purchased directors and officers' liability insurance policies. Within the limits of their coverage, the policies insure (i) the directors and officers of City Holding against certain losses, to the extent such losses are not indemnified by City Holding, and (ii) City Holding, to the extent it indemnifies such directors and officers for losses as permitted under the laws of West Virginia.

     FMB. Section 31-1-9 of the West Virginia Act provides in part that each West Virginia corporation shall have power to indemnify any director, officer, employee or agent or former director, officer, employee or agent against expenses actually and reasonably incurred by him in connection with the defense of any claim, action, suit or proceeding against him by reason of being or having been such director, officer, employee or agent other than an action by or in the right of the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation. With respect to an action by or in the right of the corporation the director, officer, employee or agent or former director, officer, employee or agent may be indemnified if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding against him by reason of being or having been such director, officer, employee or agent to be liable for negligence or misconduct in the performance of duty; and to make any other or further indemnity to any such persons that may be authorized by the articles of incorporation or any by-law made by the shareholders or any resolution adopted, before or after the event, by the shareholders.

Director Exculpation

     City Holding. The West Virginia Act does not provide for limitation of directors' monetary liability or director exculpation.

     FMB. The West Virginia Act does not provide for limitation of directors' monetary liability or director exculpation.

                        SUPERVISION AND REGULATION

     The following generally describes the regulation to which City Holding and its Banking Subsidiaries are subject. Bank holding companies and banks are extensively regulated under both federal and state law. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory provisions. Any change in applicable law or regulation may have a material effect on the business and prospects of City Holding and the Banking Subsidiaries.

Limits on Dividends and Other Payments

     City Holding is a legal entity separate and distinct from its Banking Subsidiaries. Most of City Holding's revenues result from dividends paid to City Holding by the Banking Subsidiaries. The right of City Holding and shareholders of City Holding, to participate in any distribution of the assets or earnings of any Banking Subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of such Banking Subsidiary, except to the extent that claims of City Holding in its capacity as a creditor may be recognized. Moreover, there are various legal limitations applicable to the payment of dividends to City Holding as well as the payment of dividends by City Holding to its shareholders. Under federal law, the Banking Subsidiaries may not, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, or take securities of City Holding as collateral for loans to any borrower. The Banking Subsidiaries are also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

     The Banking Subsidiaries are subject to various statutory restrictions on their ability to pay dividends to City Holding. Under applicable regulations, at March 31, 1995, the Banking Subsidiaries could have paid aggregate dividends to City Holding of $6.1 million without obtaining prior approval of their respective regulators. The payment of dividends by City Holding and the Banking Subsidiaries may also be limited by other factors, such as requirements to maintain adequate capital above regulatory guidelines. The various regulators supervising the Banking Subsidiaries have authority to prohibit any Banking Subsidiary under their jurisdiction from engaging in an unsafe or unsound practice in conducting its business. The payment of dividends, depending upon the financial condition of the Banking Subsidiary in question, could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve Board and the OCC have indicated their view that it generally would be an unsafe and unsound practice to pay dividends except out of current operating earnings. The Federal Reserve Board has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common shareholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition. Moreover, the Federal Reserve Board has indicated that bank holding companies should serve as a source of managerial and financial strength to their subsidiary banks. Accordingly, the Federal Reserve Board has stated that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as a source of strength.

     The ability of the Banking Subsidiaries to pay dividends in the future is, and is expected to continue to be, influenced by regulatory policies and by capital guidelines. The bank regulatory agencies have broad discretion in developing and applying policies and guidelines, in monitoring compliance with existing policies and guidelines, and in determining whether to modify such policies and guidelines.

Capital Requirements

     As a bank holding company, City Holding is subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Federal Reserve Board, the OCC and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels whether because of its financial condition or actual or anticipated growth. The Federal Reserve Board guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses of up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Risk-weighted assets are determined by assigning assets and off-balance sheet exposures to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. City Holding's Tier 1 and total capital to risk-weighted asset ratios as of March 31, 1995, were 10.15% and 11.30%, respectively, exceeding the minimums required.


     In addition, the Federal Reserve Board has established minimum leverage ratio (Tier 1 capital to quarterly average tangible assets) guidelines for bank holding companies. These guidelines provide for a minimum ratio of 3 percent for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies will be required to maintain a leverage ratio of 3 percent plus an additional cushion of at least 100 to 200 basis points. City Holding's leverage ratio as of March 31, 1995, was 6.94%.
The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The following table presents capital ratios for City Holding and FMB at March 31, 1995, and as adjusted to give effect to the Merger.

                                                        Historical

                           Regulatory          City                                 Pro Forma
                            Minimums          Holding              FMB               Combined
                         %/$ CHC/$FMB(1)  %/$ Millions(2)    %/$ Millions(3)       %/$Millions(4)
Risk-based capital
   Tier 1                 4.00/21.2/2.4      10.15/53.7          15.69/9.43          10.69/63.06
   Total                  8.00/42.3/4.8      11.30/59.8          16.48/9.91          11.80/69.57
Leverage                  3.00/23.2/3.2       6.94/53.7           8.62/9.32           7.15/63.06
Common shareholders'
   equity to total assets   --                7.23/59.0           9.23/10.0           7.47/69.0
Total shareholders' equity
   to total assets          --                7.23/59.0           9.23/10.0           7.47/69.0

__________
(1)  Dollars in millions.
(2) Calculated in accordance with the Federal Reserve Board's capital rules.
(3)  Calculated in accordance with the FDIC's capital rules.
(4) The pro forma risk-based capital ratios have been computed using pro forma combined historical data for City Holding and FMB at March 31, 1995.


     Bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. However, management is unable to predict whether higher capital ratios would be imposed and, if so, at what levels and on what schedule. Otherwise, management of City Holding is not aware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of City Holding, nor is management aware of any current recommendations by the regulatory authorities, which, if they were to be implemented, would have such an effect.

FIRREA

     Under the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or
(ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Liability of any Bank Subsidiary under this "cross-guarantee position could have a material adverse effect on the financial condition of any other Bank Subsidiary and City Holding.

FDICIA

     In December 1991, the Federal Deposit Insurance Corporation
Improvement Act of 1991 ("FDICIA") became effective. FDICIA substantially revised the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and revised several other federal banking statutes.

Bank Holding Companies

     City Holding is registered as a "bank holding company" under the BHCA. Bank holding companies are subject to regulation by the Federal Reserve Board.

     The BHCA requires the prior approval of the Federal Reserve Board in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority owned by it or to merge or consolidate with any other bank holding company. The BHCA prohibits the Federal Reserve Board from approving an application from a bank holding company to acquire shares of a bank located outside the state in which the operations of the holding company's banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by statute of the state in which the bank whose shares are to be acquired is located. West Virginia has adopted legislation permitting such acquisitions by bank holding companies located in states that have reciprocal agreements with West Virginia.

     The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the BHCA, the Federal Reserve Board is authorized to approve the ownership of shares by a bank holding company in any company the activities of which the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. The Federal Reserve Board has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA. These activities include: operating a mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing investment and financial advice; and acting as an insurance agent for certain types of credit-related insurance.

Banks

     City National Bank of Charleston, The Home National Bank of Sutton, and the First National Bank of Hinton are national banking associations, and are subject to supervision and regulation by the OCC, the Federal Reserve Board and the FDIC. The Peoples Bank of Point Pleasant, First State Bank & Trust, The Bank of Ripley, Peoples State and Blue Ridge Bank are supervised and regulated by the West Virginia Board of Banking and Financial Institutions, the FDIC and the Federal Reserve Board. The various laws and regulations administered by the regulatory agencies affect corporate practices, such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices.

FDIC Insurance Assessments

     City Holding's Bank Subsidiaries are subject to FDIC deposit insurance assessments. Effective in January 1993, deposit insurance premium rates range from $.23 to $.31 per $100 of deposits and depend on both the institution's capital adequacy and a supervisory judgment of overall risk posed by the institution. Prior to January 1993, FDIC insurance premiums were charged at a flat rate. Because of decreases in the reserves of the Bank Insurance Fund due to the increased number of bank failures in recent years, it is possible that insurance assessments will increase and that there may be special additional assessments. Additional assessments could have an adverse impact on City Holding's results of operations.

Governmental Policies

     The operations of City Holding and its Banking Subsidiaries are affected not only by general economic conditions, but also by the policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money and credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

     Among other things, FDICIA requires the federal banking regulators to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

     The Federal Reserve Board has adopted regulations establishing relevant capital measures and relevant capital levels for banks. The relevant capital measures are the total risk-adjusted capital ratio, Tier 1 risk-adjusted capital ratio and the leverage ratio. Under the regulations, a bank is considered (i) well capitalized if it has a total capital ratio of ten percent or greater, a Tier 1 capital ratio of six percent or greater and a leverage ratio of five percent or greater and is not subject to any order or written directive by such regulator to meet and maintain a specific capital level for any capital measure, (ii) adequately capitalized if it has a total capital ratio of eight percent or greater, a Tier 1 capital ratio of four percent or greater and a leverage ratio of four percent or greater (three percent in certain circumstances) and is not well capitalized, (iii) undercapitalized if it has a total capital ratio of less than eight percent, a Tier 1 capital ratio of less than four percent or a leverage ratio of less than four percent (three percent in certain circumstances), (iv) significantly undercapitalized if it has a total capital ratio of less than six percent, a Tier 1 capital ratio of less than three percent or a leverage ratio of less than three percent, and (v) critically undercapitalized if its tangible equity is equal to or less than two percent of average quarterly tangible assets. As of December 31, 1994, each of the Banking Subsidiaries had capital levels that qualify them as being well capitalized under such regulations.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve Board, effective December 19, 1993. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. In order to obtain acceptance of a capital restoration plan, a depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Furthermore, in the event of a bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

     Under FDICIA, a depository institution that is not well capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. In addition, pass through insurance coverage may not be available for certain employee benefit accounts.

     Various other legislation, including proposals to overhaul the banking regulatory system and to limit the investments that a depository institution may make with insured funds are from time to time introduced in Congress. City Holding cannot determine the ultimate effect that FDICIA and the implementing regulations adopted thereunder, or any other potential legislation, if enacted, would have upon its financial condition or operations.

                         BUSINESS OF CITY HOLDING

     City Holding, a West Virginia corporation headquartered in Charleston, commenced operations in November 1983. City Holding currently has eight banking subsidiaries and three non-banking subsidiaries. All of the subsidiaries are wholly-owned. In addition to City Holding's periodic filings with the Commission, each of the Banking Subsidiaries is subject to certain regulatory guidelines at the applicable federal and state level.
As such, the banks are routinely examined by these regulatory bodies and certain information is required to be submitted to them each quarter. City Holding operates retail and consumer-oriented community banks that
emphasize personal service.   At March 31, 1995, City Holding had total
assets of $816 million, total deposits of $656 million and total stockholders' equity of $59 million.


     City Holding's principal subsidiary bank is The City National Bank of Charleston ("City National"), which was organized in 1957 and had $290 million in total assets at March 31, 1995. Through its main office, City National serves the Kanawha City section of Charleston and municipalities and rural areas east of the city. City National operates full service branch banks in downtown Charleston, western Charleston, the South Hills district of Charleston, St. Albans and Cross Lanes.


     The Charleston metropolitan area served by City National is the largest in West Virginia, with a population of approximately 270,000. The state's capital city, Charleston, is served by three interstate highways and the area's economy is diverse and strong in relation to the economy of the state as a whole (which is less developed, with many regions relying on a limited number of industries). A service center, Charleston provides governmental, medical, financial and other services for the entire state. Major chemical companies and educational institutions also contribute to the local economy.


     City Holding completed its acquisition of The Peoples Bank of Point Pleasant ("Point Pleasant") in June 1987. Point Pleasant, a state-chartered bank organized in 1965, conducts a general banking business through its main office and two branch offices located in Mason County, West Virginia, which has a population of approximately 27,000. The Mason County economy primarily consists of dairy and crop farming industries. Point Pleasant had total assets of $108 million at March 31, 1995.


     In September 1988, City Holding acquired First State Bank & Trust of Rainelle, West Virginia ("Rainelle"). Rainelle, a state-chartered bank incorporated in 1973, operates a full-service bank and two branch offices in Greenbrier County, West Virginia. In 1994, City Holding acquired the remaining 33% of First National Bank-Beckley which was subsequently merged into Rainelle. The merger expanded Rainelle into Beckley (Raleigh County), West Virginia by adding two additional branches. The Greenbrier County economy is primarily supported by the mining, timber and farming industries and Raleigh County is primarily supported by the mining, retail and government industries. Rainelle had total assets of $74 million at March 31, 1995.


     In October 1988, City Holding acquired Bank of Ripley ("Ripley"). Ripley, a state-chartered institution organized in 1891, is located in Jackson County, West Virginia. Ripley operates a full-service bank with an emphasis on retail or consumer banking. The Jackson County economy is primarily supported by the farming and timber industries. Ripley had $65 million in total assets at March 31, 1995.


     City Holding acquired Home National Bank of Sutton, West Virginia ("Home National") in May 1992. Home National, organized in 1909, operates a full service bank and one branch office in Braxton County, West Virginia. The Braxton County economy is primarily supported by the mining, timber, and farming industries. Home National had total assets of $62 million at March 31, 1995.


     In August 1992, City Holding began operations of Blue Ridge Bank ("Blue Ridge"), a de novo institution chartered as a state nonmember bank. Blue Ridge, a full-service bank, is located in Martinsburg, West Virginia. In October 1993, Blue Ridge assumed the insured deposits and purchased certain facilities and an insignificant amount of performing loans of the former Shenandoah Federal Savings Association in a cash transaction with the Resolution Trust Corporation. This acquisition, which added approximately $40 million in deposits, expanded Blue Ridge from two offices to six, located in Berkeley, Jefferson, Morgan and Grant counties. The economy of Martinsburg and surrounding communities is primarily supported by the wholesale and retail trade, service, and government industries.
Blue Ridge had total assets of $91 million at March 31, 1995.


     City Holding acquired The Buffalo Bank of Eleanor in December 1992 and changed its name to Peoples State Bank ("Peoples") in early 1995. Peoples, a state-chartered bank organized in 1919 (as "The Buffalo Bank of Eleanor"), operates a full-service bank and a branch office in Putnam County, West Virginia. The Putnam County economy consists of agriculture, retail and governmental industries. Peoples had total assets of $61 million at March 31, 1995. City Holding anticipates that it will move Peoples headquarters to Clarksburg, West Virginia and merge Peoples' Putnam County operations into City National sometime in the second quarter of 1995.


     City Holding acquired Hinton Financial Corporation ("Hinton") and The First National Bank of Hinton ("Hinton National") in December 1994. Hinton owns all of the outstanding capital stock of Hinton National. Hinton National, organized in 1974, operates a full service bank in Summers County, West Virginia. Summers County is primarily supported by the railroad and government industries. Hinton had total assets of $66 million at March 31, 1995.

     During 1993, City Holding formed two non-banking subsidiaries. City Mortgage Corporation was approved by the Federal Reserve Bank of Richmond to operate as a full service mortgage banking company in December 1993. Headquartered in a suburb of Pittsburgh, Pennsylvania, this company originates, services and sells long-term fixed-rate mortgage loans. City Financial Corporation was approved by the Federal Reserve Bank of Richmond in November 1993 and by the National Association of Securities Dealers in February 1994, to serve as a full service securities brokerage and investment advisory company. City Financial Corporation is headquartered in Charleston, West Virginia with its primary office located in City National's main location. Both of these companies were formed primarily to generate fee income in order to lessen City Holding's reliance on net interest margin and to enable City Holding to offer a full array of financial services to its customers. Hinton, City Holding's third non-banking subsidiary, owns all of the outstanding capital stock of Hinton National and does not conduct any other business activities.

     City Holding continually seeks strategic acquisition opportunities for small to medium-sized banks, but currently is not a party to any agreement or understanding regarding any such acquisition other than the Agreement. City Holding's acquisition policy has permitted the Banking Subsidiaries to operate as entities with their historical names and boards of directors. City Holding believes that this policy maintains community loyalty to the Banking Subsidiaries and improves operating performance while providing the services and efficiencies of a larger holding company.

CITY HOLDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion should be read in conjunction with the Selected Financial Data for City Holding and City Holding Audited
Consolidated Financial Statements included elsewhere herein.

Overview

   Three Months Ended March 31, 1995, Compared to Three Months Ended March 31, 1994

     Total assets increased $35.1 million or approximately 4.5% during the first three months of 1995. Net loans increased $32.6 million or 6.7%. Loans held for sale, consisting primarily of loans received through City Holding's participation in a short-term whole loan bulk purchasing program, increased $14.6 million or 48%. As of March 31, 1995, program loans owned by City Holding had an outstanding principal balance of approximately $34.6 million. City Holding earned interest income of approximately $394,000 on program loans during the first quarter of 1995. The increases in net loans and loans held for sale were funded by an increase in short-term borrowings
of $31.3 million    Net stockholders' equity increased $2.1 million during
the first three months of 1995 representing City Holding's retained net profits, plus the $1 million change in the net unrealized loss on securities available for sale.


     City Holding reported net income of $1,744,000 for the three months ended March 31, 1995 compared to net income of $1,658,000 for the quarter ended March 31, 1994. This increase of $86,000, or 5.19%, was primarily due to an increase of $916,000 in City Holding's net interest income during the first quarter of 1995 as compared to the same period of 1994. However, the increase in net interest income did not translate into a corresponding increase in net income because of the level of non-interest expense associated with Company expansion, which increased $1,012,000 or 17% during the first quarter of 1995 as compared to the same period of 1994. Earnings per share were $.46 and $.44 for the first quarter of 1995 and 1994, respectively. Total other income, excluding securities transactions, increased $276,000 or 34% primarily due to fees generated from increased loan volume and return item fees on deposits collected through the ordinary course of business.


     The return on average assets ("ROA"), a measure of the effectiveness of asset utilization, for the first quarter of 1995 was .89% compared to
 .93% in the first quarter of 1994. The return on average shareholder's equity ("ROE"), which measures the return on shareholders' investment, for the first quarter of 1995 was 12.33% compared to 11.59% ROE for the first quarter of 1994. The dividend payout ratio of 34.78% for the quarter ended March 31, 1995 represents a slight increase of 2.02% from the quarter ended March 31, 1994. Since 1988, City Holding has paid dividends on a quarterly basis, and expects to continue to do so in the future.


   Year Ended December 31, 1994, Compared to Year Ended December 31, 1993

     City Holding reported total assets of $781 million at December 31, 1994, and achieved $7.0 million in net income for the year then ended. Total assets increased 10.5% over the 1993 total of $707 million, roughly half of which increase was the result of City Holding's loan growth, as more fully discussed in "Interest-Earning Assets and Interest-Bearing Liabilities." Net income was up significantly over the $6.4 million and $5.9 million reported for 1993 and 1992, respectively.

     City Holding's acquisition of Hinton was accounted for using the pooling of interests method of accounting. Accordingly, City Holding's consolidated financial statements and related Notes, as well as the information presented herein, have been restated to include Hinton as though it were acquired at the beginning of the earliest period presented. For further information concerning the 1994 acquisition, see Note 3 of the City Holding Audited Consolidated Financial Statements.

     City Holding's ROA and ROE were .92% and 12.01%, respectively in
1994. City Holding's ROA and ROE were 1.01% and 11.81%, respectively in 1993. Earnings per share for 1994 were $1.85, an increase of approximately 8.2% from the $1.71 per share reported in 1993. The main reason for the increase in earnings per share is increased net interest income, which is principally the result of increased loan volume and continued growth of City Holding.


     The following sections discuss in more detail information with respect to City Holding for the years ended December 31, 1994, 1993 and 1992, as summarized in "SELECTED FINANCIAL DATA."

Interest-Earning Assets and Interest-Bearing Liabilities

     Average interest-earning assets increased $108.6 million from 1993 to 1994 and $113.8 million from 1992 to 1993. These increases are attributable to the loan volume generated by City Holding's subsidiary banks, which was accompanied by a comparable increase in deposits and short-term borrowings. A significant part of the increase in net earning assets for 1994 is attributable to City Holding's participation in a short-term, whole loan bulk purchasing program. Under the program, City Holding purchases from a third party whole loans secured by residential mortgages and insured by an Agency of the United States government. The loans typically have balances of less than $25,000 and are not concentrated geographically. Additionally, the program permits City Holding to require the seller to repurchase or replace certain non-performing loans. The loans are generally repurchased from City Holding within 30 to 90 days. Although the loans usually are located outside City Holding's primary market areas, management believes that these loans pose no greater risk than similar "in-market" loans because of City Holding's review of the loans, the credit support associated with the loans, the short duration of City Holding's investment and the other terms of the program. The loans are serviced by third parties and City Holding earns a fixed rate of return on the loans. City Holding earned approximately $1.9 million during 1994 on an average balance of approximately $21.2 million. These loans are being funded through short-term borrowings which consist primarily of securities sold under agreement to repurchase.

     Average short-term borrowings increased $24.9 million from 1993 to
1994.   The average rate paid by City Holding for short-term borrowings increased 156 basis points in 1994 due to general increases in market interest rates.

     Most of the internal growth in deposits has been in response to City Holding's service-oriented philosophy and its active involvement in the local communities it serves. City Holding also continues to establish additional commercial relationships, with an emphasis on "in-market" lending to businesses owned and operated by established customers. City Holding believes its decentralized management style appeals to retail consumers and small businesses. These lending arrangements are in furtherance of City Holding's mission of being a high quality service provider retaining strong ties to the local communities in which its subsidiary banks operate. In 1994, City Holding's subsidiaries had an aggregate increase in loans of approximately $80.7 million or 19%. Rainelle and Blue Ridge generated the most loan volume in 1994, with increases of 43% and 198%, respectively.


     In response to the significant growth in loans, average investment securities had a slight increase of $1.0 million from $221 million in 1993 to $222 million in 1994. The overall yield on investments has decreased from 1993 as a result of a more liquid portfolio and the reinvestment in 1994 of proceeds from matured or called securities during a period of declining market interest rates.


     Average investment securities increased $27.8 million from $194 million in 1992 to $221 million in 1993, principally because of the increase in deposits and short-term borrowings as well as a reduction in federal funds sold for the same period.

     Long-term debt, representing obligations of the Parent Company, consists of amounts borrowed to fund the purchase of Buffalo common stock and the related recapitalization of Buffalo, and to provide Blue Ridge with additional capital in connection with its 1993 acquisition of certain assets and deposits of the former Shenandoah Federal Savings Association. For further details with respect to long-term debt, see Note 8 of the City Holding Audited Consolidated Financial Statements.

Net Interest Income

     Net interest income, on a fully federal tax-equivalent basis, increased $4.2 million during 1994. The average yield on earning assets decreased from 8.23% in 1993 to 7.94% in 1994, while the average cost of interest-bearing liabilities decreased from 3.81% to 3.68% over this same period. This had the effect of decreasing the net yield on earning assets from 4.96% in 1993 to 4.79% in 1994.

     The $2.1 million decrease in net interest income due to rate, as shown in Table Three which follows, was coupled with a $6.3 million increase in net interest income due to volume. The major components of this favorable volume change were increased average loans and investment securities as more fully discussed under "Interest-Earning Assets and Interest-Bearing Liabilities."

     Net interest income, on a fully federal tax-equivalent basis, increased $4.0 million in 1993. The $5.8 million increase caused by changes in volume was offset by a $1.8 million decrease in net interest income due to rate.

     The following tables summarize the average balances, interest earned or paid and yield or rate for City Holding's earning assets and interest-bearing liabilities for each of the three years ended December 31, 1994, 1993 and 1992 and changes in net interest income and expense due to changes in volume and rate during the same periods.

                                                          Table One
                                          Earning Assets and Interest-Bearing Liabilities
                                                          (in thousands)

                                            1994                            1993                            1992
                                Average                Yield/   Average               Yield/    Average              Yield/
                                Balance   Interest      Rate    Balance   Interest     Rate     Balance   Interest    Rate
EARNING ASSETS:
Loans (1)
   Commercial and industrial  $  128,777 $  10,912      8.47%  $ 101,187  $  8,687      8.59%  $  66,703 $   5,972    8.95%
   Real estate                   211,463    17,301      8.18     158,554    14,183      8.95     108,343    11,067   10.21
   Consumer obligations          108,684    10,579      9.73     102,572    10,381     10.12      99,409    11,183   11.25

     Total loans                 448,924    38,792      8.64     362,313    33,251      9.18     274,455    28,222   10.28

   Loans held for sale            27,655     2,375      8.59

Securities
   Taxable                       192,288    12,071      6.28     192,143    12,650      6.58     166,451    12,895    7.75
   Tax-exempt (2)                 30,178     2,600      8.62      29,320     2,786      9.50      27,175     2,848   10.48

     Total securities            222,466    14,671      6.59     221,463    15,436      6.97     193,626    15,743    8.13

   Federal funds sold              6,930       194      2.80      13,632       476      3.49      15,566       530    3.40

       Total earning assets      705,975    56,032      7.94     597,408    49,163      8.23     483,647    44,495    9.20

Cash and due from banks           21,397                          19,292                          14,047
Bank premises and equipment       16,323                          13,140                           9,403
Other assets                      16,630                          12,366                          10,089
   Less allowance for possible
    loan losses                   (5,916)                         (5,364)                         (2,980)

       Total assets            $ 754,409                       $ 636,842                       $ 514,206

INTEREST-BEARING LIABILITIES:
Demand deposits                $  83,587 $   2,641      3.16%  $  73,965 $   2,293      3.10% $   65,136 $   2,666    4.09%
Savings deposits                 221,305     6,861      3.10     189,328     6,338      3.35     125,554     5,217    4.16
Time deposits                    250,090    10,608      4.24     227,342    10,218      4.49     204,158    10,631    5.21
Short-term borrowings             42,559     1,687      3.96      17,641       424      2.40      10,605       329    3.10
Long-term debt                     6,252       445      7.12       4,387       274      6.25         508        35    6.89

 Total interest-bearing
   liabilities                   603,793    22,242      3.68     512,663    19,547      3.81     405,961    18,878    4.65
Demand deposits                   85,918                          63,400                          51,581
Other liabilities                  6,773                           6,320                           6,206
Shareholders' equity              57,925                          54,459                          50,458
      Total liabilities and
        shareholders' equity  $  754,409                       $ 636,842                      $  514,206

       Net interest income               $  33,790                      $   29,616                      $   25,617

     Net yield on earning assets                        4.79%                           4.96%                         5.30%

______________
(1) For purposes of this table, nonaccruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.
(2) Computed on a fully federal tax-equivalent basis assuming a tax rate of 34% in all years.

                                 Table Two
                          Rate Volume Analysis of
                  Changes in Interest Income and Expense
                              (in thousands)

                                         1994 VS. 1993                           1993 VS. 1992
                                       Increase (Decrease)                     Increase (Decrease)
                                        Due to Change In:                       Due to Change In:

                                    Volume     Rate       Net               Volume       Rate        Net
INTEREST INCOME FROM:
Loans
   Commercial and industrial        $ 2,339  $  (114)  $  2,225             $ 2,970   $   (255)  $   2,715
   Real estate                        4,411   (1,293)     3,118               4,626     (1,510)      3,116
   Consumer obligations                 604     (406)       198                 347     (1,149)       (802)

Total                                 7,354   (1,813)     5,541               7,943     (2,914)      5,029

Loans held for sale                   2,375       0       2,375                 0           0          0
Investment securities
   Taxable                               10     (589)      (579)              1,839     (2,084)       (245)
   Tax-exempt (1)                        80     (266)      (186)                215       (277)        (62)

Total                                    90     (855)      (765)              2,054     (2,361)       (307)

   Federal funds sold                 (201)      (81)      (282)                (67)        13         (54)
Total interest-earning assets       $ 9,618  $(2,749)   $ 6,869             $ 9,930   $ (5,262)  $   4,668

INTEREST EXPENSE ON:
Demand deposits                     $   303  $    45    $   348             $   330   $   (703)  $    (373)
Savings deposits                      1,015     (492)       523               2,277     (1,156)      1,121
Time deposits                           986     (596)       390               1,132     (1,545)       (413)
Short-term borrowings                   865      398      1,263                 182        (87)         95
Long-term debt                          129       42        171                 243         (4)        239

Total interest-bearing liabilities  $ 3,298  $  (603)   $ 2,695             $ 4,164   $ (3,495)   $    669

NET INTEREST INCOME                 $ 6,320  $(2,146)   $ 4,174             $ 5,766   $ (1,767)   $  3,999

______________
(1) Fully federal taxable equivalent using a tax rate of 34% in all years.



     The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Loan Portfolio

     The following table summarizes the composition of City Holding's loan portfolio.


                                 Table Three
                                Loan Portfolio
                                (in thousands)

                                              DECEMBER 31
                             1994       1993      1992      1991      1990

Commercial, financial
  and agricultural        $ 137,425  $ 125,568 $  80,806 $  76,179 $  58,180
Real estate-mortgage        238,231    184,602   141,079    92,539    85,241
Installment loans to
  individuals               129,300    114,110   120,324    97,768    95,434

   Total loans            $ 504,956  $ 424,280 $ 342,209 $ 266,486 $ 238,855



     City Holding had $15.3 million and $15.1 million outstanding in real estate construction loans at December 31, 1994 and 1993, respectively, the majority of which related to one to four family residential properties. Real estate construction loans were not material in all other periods presented.

     The following table shows the contractual maturity of loans outstanding as of December 31, 1994.

                                  MATURING

                                    After One
                           Within   But Within     After
                          One Year  Five Years  Five Years   Total
Commercial, financial &
  agricultural            $  29,233 $  59,614    $  47,065 $ 135,912
Real estate-mortgage         41,122    60,060      141,535   242,717
Installment loans to
  individuals                18,468    92,446       15,413   126,327

    Total loans           $  88,823 $ 212,120    $ 204,013 $ 504,956

Loans maturing after one year with:

   Fixed interest rates               $ 273,961
   Variable interest rates              142,172

   Total                              $ 416,133

Loan Loss Analysis

     During 1994, City Holding charged-off $1,093,000 of loans that were doubtful as to collection and had recoveries of $393,000. The resulting net charge-offs of $700,000, decreased 34% from that reported in 1993. Net charge-offs decreased approximately 15%, or $138,000 in 1993 versus 1992. Approximately half of the 1993 net charge-offs was related to pre-acquisition loans at Buffalo. Net charge-offs as a percent of average total loans decreased 13 basis points when comparing 1994 to 1993. City Holding's asset quality continues to compare favorably with that of peer banks.

     The provision for possible loan losses charged to operations each year is dependent upon many factors, including loan growth, historical charge-off experience, size and composition of the loan portfolio, delinquencies and general economic trends. The provision of $953,000 in 1994 represents
 .21% of average loans as compared to a $1,341,000 or .37% provision in 1993. The decreased provision for 1994 is primarily due to lower net charge-offs as discussed above. Loan volume has continued to increase in recent years as a result of City Holding's more active solicitation of commercial loan business as well as general volume increases applicable to the traditional borrowing segment from which City Holding has generated loans in the past. City Holding has successfully attracted more commercial customers, while continuing to obtain noncommercial, lower risk collateral such as residential properties. City Holding's collateral position with respect to real estate loans has typically been less volatile than its peers, particularly banks located outside of its region where dramatic escalations in real estate values took place in certain prior years.


     The allowance for loan losses was $6,017,000, or 1.23% of net loans, as of December 31, 1994, compared to $5,764,000 or 1.41% of net loans in 1993. As detailed in Table Six, as of December 31, 1994, the allowance for loan losses is allocated 30% to commercial, financial and agricultural loans, 43% to real estate-mortgage loans and 27% to installment loans to individuals. These amounts reflect management's assessment of the risk in each specific portfolio in relation to the total. These percentages compare to 34%, 37% and 29%, respectively, as of December 31, 1993. The portion of the allowance related to commercial credits is based primarily upon specific credit review with minor weighting being given to past charge-off history. Conversely, due to the homogenous nature of the portfolios and consistency in underwriting standards, the portions of the allowance allocated to the real estate-mortgages and installment loans to individuals are based primarily upon prior charge-off history with minor weighting being given to specific credit reviews. Management has however increased the portion of the allowance allocated to real estate-mortgages above the trend in net charge-off history for that portfolio. This increase is primarily due to management's concern that rapid increases in real estate lending within City Holding over the past several years have led to a portfolio that may not be seasoned enough for past net charge-offs to represent current risk. In addition, City Holding's adjustable rate mortgages have grown from $22.3 at December 31, 1992, to $92.7 million at December 31, 1994, an increase of 316% in three years. Management feels that additional allocations were also warranted due to the unknown effect that rises in short term interest rates would have on the risk characteristics of the real estate-mortgages portfolio. In management's opinion, the consolidated allowance for loan losses is adequate to provide for any potential losses on existing loans. See Note 5 to the City Holding Audited Consolidated Financial Statements for a discussion of concentrations of credit risk.

     Nonperforming loans, consisting of nonaccrual, past due and restructured credits, increased approximately $914,000 in 1994. While the general economy remains soft in certain of the subsidiary banks' market areas, management does not anticipate material loan losses since loan to collateral ratios remain favorable. At December 31, 1994, loans aggregating $529,000 are considered by management to represent possible future credit problems. These loans are generally contractually current, but information is available to management which indicates that serious doubt may exist as to the ability of such borrowers to comply with the present loan repayment terms. The ratio of the allowance for loan losses to nonperforming loans, including potential problem loans, was 131% at December 31, 1994, as compared to 125% and 102% at December 31, 1993 and 1992, respectively.

     Tables Four, Five and Six detail loan performance and analyze the allowance for loan losses.

                                Table Four
                 Analysis of the Allowance for Loan Losses
                              (in thousands)

                                          DECEMBER 31
                                           1994     1993     1992      1991      1990
Balance at beginning of period           $  5,764 $  5,380 $  2,401  $  1,929  $  1,721
Charge-offs:
 Commercial, financial and agricultural      (300)    (684)    (244)     (302)     (270)
 Real estate-mortgage                        (151)    (239)    (292)     (247)     (186)
 Installment loans to individuals            (642)    (614)    (627)     (452)     (463)
 Totals                                    (1,093)  (1,537)  (1,163)   (1,001)     (919)

Recoveries:
 Commercial, financial and agricultural       110       58       20        49        77
 Real estate-mortgage                          11      218       65        26        50
 Installment loans to individuals             272      200      155       126       102
 Totals                                       393      476      240       201       229

Net charge-offs                              (700)  (1,061)    (923)     (800)     (690)
Provision for possible loan losses            953    1,341    2,222     1,272       898
Balance of acquired subsidiary                         104    1,680

Balance at end of period                 $  6,017 $  5,764 $  5,380  $  2,401  $  1,929

AS A PERCENT OF AVERAGE TOTAL LOANS
  Net charge-offs                             .16%     .29%     .34%      .33%      .33%
  Provision for possible loan losses          .21      .37      .81       .53       .43

AS A PERCENT OF NONPERFORMING
     AND POTENTIAL PROBLEM LOANS
  Allowance for loan losses                130.55%  125.06%  102.34%    65.37%    70.89%

                                Table Five
                Nonaccrual, Past Due and Restructured Loans
                              (in thousands)

                                                    DECEMBER 31
                                            1994      1993      1992      1991      1990
Nonaccrual loans                          $  2,600  $  1,524  $  1,473  $  1,367  $    874
Accruing loans past due 90 days or more      1,218       643     1,293     1,780     1,446
Restructured loans                             262       999     1,475       526       401
                                          $  4,080  $  3,166  $  4,241  $  3,673  $  2,721

     During 1994, City Holding recognized approximately $119,000 of interest income received in cash on nonaccrual and restructured loans. Approximately $229,000 of interest income would have been recognized during the year if such loans had been current in accordance with their original terms. There were no commitments to provide additional funds on nonaccrual, restructured, or other potential problem loans at December 31, 1994.

     Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest unless the loan is well collateralized and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year that is unpaid and deemed uncollectible is charged to operations. Prior year interest accruals that are unpaid and deemed uncollectible are charged to the allowance for loan losses, provided that such amounts were specifically reserved.

                                 Table Six
                Allocation of the Allowance for Loan Losses
                              (in thousands)

                                                                                 DECEMBER 31
                                         1994                 1993                1992                1991                1990
                                            Percent             Percent             Percent             Percent             Percent
                                           of Loans            of Loans            of Loans            of Loans            of Loans
                                           in Each             in Each             in Each             in Each             in Each
                                           Category            Category            Category            Category            Category
                                           to Total            to Total            to Total            to Total            to Total
                                 Amount      Loans   Amount      Loans   Amount      Loans   Amount      Loans   Amount      Loans
Commercial, financial and
  agricultural                  $  1,816       27%  $  1,943       30%  $  1,959       24%  $  1,020       28%  $    709       24%
Real estate-mortgage               2,600       47      2,131       43      1,745       41        494       35        457       36
Installment loans to
  individuals                      1,601       26      1,690       27      1,676       35        887       37        763       40
                                $  6,017      100%    $5,764      100%  $  5,380      100%  $  2,401      100%  $  1,929      100%

     The portion of the allowance for loan losses that is not specifically allocated to individual credits has been apportioned among the separate loan portfolios based on the relative risk of each portfolio.

Liquidity and Interest Rate Sensitivity

     City Holding has a strong liquidity position and does not anticipate any material adverse changes in 1995. There are no known trends, demands, commitments or uncertainties that have resulted or are reasonably likely to result in material changes in liquidity.

     Interest Rate Sensitivity. City Holding seeks to maintain a strong liquidity position to reduce interest rate risk, which is the susceptibility of assets and liabilities to declines in value as a result of changes in general market interest rates. City Holding minimizes this risk through asset and liability management, where the goal is to optimize earnings while managing interest rate risk. City Holding measures this interest rate risk through interest sensitivity gap analysis as illustrated in Table Seven. At December 31, 1994, the one year period shows a negative gap (liability sensitive) of $328 million. This analysis is a "static gap" presentation and movements in deposit rates offered by City Holding's subsidiary banks lag behind movements in the prime rate. Such time lags affect the repricing frequency of many items on City Holding's balance sheet. Accordingly, the sensitivity of deposits to changes in market rates may differ significantly from the related contractual terms. Table Seven is first presented without adjustment for expected repricing behavior. Then, as presented in the "management adjustment" line, these balances have been notionally distributed over the first three periods to reflect those portions of such accounts that are expected to reprice fully with market rates over the respective periods. The distribution of the balances over the repricing periods represents an aggregation of such allocations by each of the affiliate banks, and is based upon historical experience with their individual markets and customers. Management expects to continue the same pricing methodology in response to the future market rate changes; however, management adjustments may change as customer preferences, competitive market conditions, liquidity, and loan growth change. Also presented in the management adjustment line are loan prepayment assumptions which may differ from the related contractual term of the loans. These balances have been distributed over the four periods to reflect those loans that are expected to be repaid in full prior to their maturity date over the respected period. After management adjustments, Table Seven shows a negative gap in the one year period of $137 million. A negative gap position is advantageous when interest rates are falling because interest-bearing liabilities are being repriced at lower rates and in greater volume, which has a positive affect on net interest income. However, when interest rates are rising, this position produces the converse effect. Consequently, City Holding has experienced a decline in its net interest margin during the past two years and is somewhat vulnerable to a rapid rise in interest rates in 1995. These declines in the net interest margin did not translate into declines in net interest income because of increases in the volume of interest-earning assets. In any event, City Holding intends to increase the repricing frequency of interest-earning assets, particularly through variable-rate loan products, to achieve a less volatile gap position.

                                Table Seven
                      Interest Rate Sensitivity Gaps
                              (in thousands)

                                          1 TO 3         3 TO 12         1 TO 5         OVER 5
                                          MONTHS          MONTHS         YEARS           YEARS         TOTAL
ASSETS
  Gross loans                             $105,619       $ 59,186       $249,727       $ 87,824       $502,356
  Loans held for sale                       30,227              0              0              0         30,227
  Securities                                16,014         19,887         98,799         61,677        196,377
Total interest-earning assets              151,860         79,073        348,526        149,501        728,960

LIABILITIES
  Savings and NOW accounts                 308,100              0              0              0        308,100
  All other interest-bearing deposits       76,619        110,180         72,917          2,754        262,470
  Short-term borrowings                     57,483              0              0              0         57,483
  Long-term borrowings                       6,875              0              0              0          6,875

Total interest-bearing liabilities         449,077        110,180         72,917          2,754        634,928
Interest sensitivity gap                $ (297,217)     $ (31,107)     $ 275,609       $146,747       $(94,032)
Cumulative sensitivity gap              $ (297,217)     $(328,324)     $ (52,715)      $ 94,032
Management adjustments                  $  262,434      $ (71,241)     $(181,057)      $(10,136)
Cumulative management
  adjusted gap                          $  (34,783)     $(137,131)      $(42,579)       $94,032

     The table above includes various assumptions and estimates by management as to maturity and repricing patterns. Future interest margins will be impacted by balances and rates which are subject to change periodically throughout the year.

     Liquidity. City Holding also seeks to maintain adequate liquidity in order to generate sufficient cash flows to fund operations on a timely basis. City Holding manages its liquidity position to provide for asset growth and to ensure that the funding needs of depositors and borrowers can be met promptly. City Holding does not have a high concentration of volatile funds, and all such funds are invested in assets of comparable maturity to mitigate liquidity concerns.

     At December 31, 1994, City Holding had $6,875,000 in long-term debt outstanding. These funds were used primarily to provide Blue Ridge with additional capital in connection with its 1993 acquisition of certain assets and deposits of the former Shenandoah Federal. Total debt service for City Holding in 1995 will approximate $560,000 million at current interest rates. Other than long-term debt, the cash needs of City Holding consist of routine payroll and benefit expenses of City Holding personnel, expenses for certain professional services, debt service on affiliate advances and dividends to shareholders.


     City Holding has approximately $6.2 million available for transfer from its subsidiary banks as of January 1, 1995. Subsidiary bank earnings in 1995 through the date of dividend declaration are also available for transfer upstream. Such subsidiary bank dividends are City Holding's primary source of cash. Management anticipates that the cash flow requirements of City Holding will be adequately met in the normal course of business. For more specific information regarding restrictions on subsidiary dividends, see Note 9 to the City Holding Audited Consolidated Financial Statements.

     City Holding's cash and cash equivalents, represented by cash, due from banks and federal funds sold, are a product of its operating, investing and financing activities. These activities are set forth in City Holding's Consolidated Statements of Cash Flows included elsewhere herein. Cash was used in operating activities during 1994 due to the purchase of loans held for sale and was generated from operating activities in 1993 and
1992.   Net cash was used in investing activities for each year presented which is indicative of City Holding's loan volume over this period and net increases in the investment portfolio. The majority of this loan growth and investment activity was funded by the net cash provided by financing activities, principally in the form of increased interest-bearing deposits.

     The following tables present information regarding City Holding's investment portfolio.

                                Table Eight
                           Investment Portfolio
                              (in thousands)

                                               Held to  Available      Book Values as of December 31
                                               Maturity  For Sale
                                                 1994      1994                1993      1992
U.S.  Treasury and other U.S. government
   corporations and agencies                    $92,372   $56,751            $193,284  $168,821
States and political subdivisions                32,056       790              33,984    31,769
Other                                             3,669    10,379              14,353     7,467
     Total                                     $128,457   $67,920            $241,621  $208,057

     At December 31, 1994, there were no securities of any issuers whose aggregate carrying or market value exceeded 10% of shareholders' equity.

                                                                       MATURING
                                            Within           After One But      After Five But           After
                                           One Year        Within Five Years   Within Ten Years        Ten Years
                                      Amount      Yield    Amount      Yield   Amount      Yield   Amount      Yield
U.S. Treasury and other
  U.S. government
    corporations and agencies       $  24,744      6.83% $  83,565      6.71% $  39,119     6.47% $   2,055      6.15%
State and political
    subdivisions(1)                     2,422     11.19     11,586      8.93     16,018     8.10      2,820      8.86
Other                                   8,735      6.11      3,648      7.46      1,665     7.70        0        0.00
  Total                             $  35,901      6.95% $  98,799      6.98% $  56,802     6.97% $   4,875      7.72%

____________
(1) Weighted average yields on tax-exempt obligations of states and political subdivisions have been computed on a fully federal tax-equivalent basis using a tax rate of 34%.


     At December 31, 1994, City Holding's net unrealized loss on securities available for sale was $2.1 million. This decline is considered temporary, given the market conditions as of year end, and management has no reason to believe that the market value will not recover prior to the sale of such securities. As of March 31, 1995, the net unrealized loss on securities available for sale was $1.1 million. As of December 31, 1994, City Holding had $9.7 million in structured notes. All structured notes are federal agency securities that are classified as available-for-sale. They have a weighted average coupon of 5.29% and a weighted average maturity of approximately three years. Approximately 67% of these securities were obtained through the Company's acquisitions and management has no plans to purchase any additional structured notes in the future. The impact of holding these securities on the results of operations was immaterial as of December 31, 1994.



Other Income and Expenses

     Other income continues to be an area of management emphasis. Recognizing the importance of non-interest income to future operating performance, City Holding is aggressively pursuing additional service opportunities by offering a variety of services and products to its customers which include trust, brokerage, mortgage banking and related services.

     The loan and deposit growth at City Holding's subsidiary banks, which includes a greater mix of commercial relationships than certain prior years, has positioned City Holding to increase other income in areas such as service charges. Service charge income increased approximately $503,000 or 27% when comparing 1994 to 1993. Approximately half of this increase is attributable to fees charged in the normal course of business on the additional $40 million in deposits acquired by Blue Ridge from the former Shenandoah Federal Savings Association in late 1993.

     Other income increased $2.3 million during 1994. This increase was related to an insurance recovery of $1.4 million at one of City Holding's subsidiary banks. An additional $280,000 in fees was generated from services provided by City Financial and City Mortgage during their first year of operations and approximately $360,000 in fees were generated from overall loan growth during 1994.

     During the fourth quarter of 1994, City Holding took the opportunity to restructure its available-for-sale investment portfolio that resulted in an $885,000 securities loss. Gains/losses from securities transactions were not significant in 1993 or 1992. As more fully described in City Holding's securities policy in Note 1 to the City Holding Audited Consolidated Financial Statements, management determines the appropriate classification of securities at the time of purchase. Historically, sales of securities have been infrequent. See Note 4 to the City Holding Audited Consolidated Financial Statements for a discussion of securities available-for-sale.

     Total other expenses increased $5.5 million, or 26.2%, during 1994 due primarily to $1.1 million in expenses incurred by City Financial and City Mortgage with no expenses for these new subsidiaries included in the 1993 results. In addition, Blue Ridge had an increase of approximately $1.9 million in non-interest expense associated with growth and the 1993 acquisition of Shenandoah Federal Savings Association. The additional increase of $2.5 million is attributable to City Holding's overall growth during 1994, which produced higher personnel costs throughout the organization. Total other expenses increased $5.0 million or 31.7%, during 1993 due primarily to $1.9 million in expenses incurred by Buffalo and Beckley with no expenses for these purchased Subsidiaries included in the 1992 results. In addition, Blue Ridge had $157,000 in other expenses in 1992 for the first four months of operation compared to $1.2 million in 1993 for a full year. The additional increase of $2.1 million in 1993 is attributable to City Holding's overall growth during that year.

Capital Resources

     As a bank holding company, City Holding is subject to regulation by the Federal Reserve Board under the BHCA. At March 31, 1995, the Federal Reserve Board's minimum ratio of qualified total capital to risk-weighted assets was 8%. At least half of the total capital is required to be comprised of Tier 1 capital, or the equity of the holders of City Holding Common Stock less intangibles. The remainder ("Tier 2 capital") may consist of certain other prescribed instruments and a limited amount of loan loss reserves.

     In addition, the Federal Reserve Board has established minimum leverage ratio (Tier 1 capital to quarterly average tangible assets) guidelines for bank holding companies. These guidelines provide for a minimum ratio of three percent for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of three percent plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

     The following table presents comparative capital ratios and related dollar amounts of capital for City Holding:

                                       Table Nine
                                   Regulatory Capital
                                 (Dollars in Thousands)

                                                            December 31,
                                    March 31, 1995      1994           1993
CAPITAL COMPONENTS
 Tier 1 risk-based capital              $53,753        $52,408        $50,821
 Total risk-based capital                59,793         58,425         55,832
CAPITAL RATIOS
 Tier 1 risk-based                        10.16%         10.65%         12.70%
 Total risk-based                         11.30          11.88          13.95
 Leverage                                  6.94           6.65           7.31

REGULATORY MINIMUM
 Tier 1 risk-based (dollar/ratio)     $21,161/4.00%  $19,677/4.00% $16,036/4.00%
 Total risk-based (dollar/ratio)       42,323/8.00    39,354/8.00   32,072/8.00
 Leverage (dollar/ratio)               23,222/3.00    23,628/3.00   20,862/3.00


     The strong capital position of City Holding is indicative of management's emphasis on asset quality and a history of retained net income. The ratios enable City Holding to continually pursue acquisitions and other growth opportunities. Improvements in operating results and a consistent dividend program, coupled with an effective management of credit risk, have been, and will be, the key elements in maintaining City Holding's present capital position.

     City Holding does not anticipate any material capital expenditures in 1995. Earnings from subsidiary bank operations are expected to remain adequate to fund payment of shareholders' dividends and internal growth. In management's opinion, subsidiary banks have the capability to upstream sufficient dividends to meet the cash requirements of City Holding. Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 1994, are summarized as follows:


                                 Table Ten
                 Maturity Distribution Of Certificates Of
                  Deposits In Amounts Of $100,000 Or More
                              (in thousands)


                                          Amounts     Percentage

Three months or less                     $  11,195        32%
Over three months through six months         5,727        16
Over six months through twelve months        7,540        22
Over twelve months                          10,585        30

Total                                    $  35,047       100%


Inflation

     Since the assets and liabilities of the subsidiary banks are primarily monetary in nature (payable in fixed, determinable amounts), the performance of banks is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

     While the effect of inflation on banks is normally not as significant as its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the price of goods and services will result in increased operating expenses.

Income Taxes

     Income tax expense was $3,193,000 in 1994, resulting in an effective tax rate of 31.5% for the year. Such rates were 31.4% and 29.8% in 1993 and 1992, respectively. The effective tax rate from 1993 to 1994 remained relatively unchanged. The increase effective tax rate from 1992 to 1993 is principally the result of a decreased mix of tax-exempt income relative to total earnings.

     As more fully discussed in Note 10 to the City Holding Audited Consolidated Financial Statements, City Holding prospectively adopted the liability method of accounting for income taxes during 1992, without material effect. At December 31, 1994, gross deferred tax assets total approximately $5.0 million. Such assets are primarily attributable to the allowance for loan losses ($2 million), acquired net operating loss ("NOL") carryforwards ($777,000) certain nonqualified deferred compensation arrangements sponsored by subsidiary banks ($436,000) and securities available for sale ($1.4 million). Pursuant to management's evaluation for the quarter ended December 31, 1994, no valuation allowance has been allocated to the deferred tax assets. The quarterly evaluation process employed by management is based upon the expected reversal period of the assets, in consideration of taxes paid by City Holding in the carryback years, expected reversals of existing taxable temporary differences, and historical trends in taxable income.

     Those assets for which realization is expected to be dependent on future events are subjected to further evaluation. Management's analysis has shown that realization of certain deferred tax assets, principally the acquired NOL, will be dependent on future events. After considering such factors as the magnitude of the asset relative to historical levels of financial reporting income and taxable income, the period over which future taxable income would have to be earned to realize the asset, and budgeted future results of operations, management has concluded that it is more likely than not that all other deferred tax assets existing at December 31, 1994, will be realized. At present, management does not expect that implementation of tax planning strategies will be necessary to ensure realization. The need for a valuation allowance will continue to be addressed by management each quarter and any changes in the valuation allowance will be reported contemporaneously therewith in City Holding's quarterly results of operations.


            CITY HOLDING MARKET PRICE AND DIVIDEND INFORMATION

     City Holding Common Stock is included on The Nasdaq National Market under the symbol CHCO. The following table sets forth the cash dividends paid per share and information regarding the market prices per share of City Holding's Common Stock for the periods indicated. The price ranges are based on transactions as reported on The Nasdaq National Market. At March 31, 1995, there were 1,770 stockholders of record.


                                     Cash
                                   Dividends   Market Price Range
                                   Per Share     Low      High

1995
Second Quarter (through June __)
First Quarter                        $ .16      $26.75    $30.00

1994
Fourth Quarter                       $ .15      $27.00    $31.82
Third Quarter                          .15       28.18     31.82
Second Quarter                         .15       23.64     31.82
First Quarter                          .15       24.55     31.82

1993
Fourth Quarter                       $ .15      $25.91    $30.45
Third Quarter                          .15       23.18     30.45
Second Quarter                         .14       20.00     26.82
First Quarter                          .14       18.64     21.59

     See "SUPERVISION AND REGULATION" and Note 9 to the City Holding Audited Consolidated Financial Statements for a discussion of restrictions on subsidiary dividends. All per share data have been restated to reflect a 10% stock dividend effective January 1995. Cash dividends represent amounts declared by City Holding and do not include cash dividends of acquired subsidiaries prior to the dates of acquisition.

                  CITY HOLDING OWNERSHIP OF EQUITY SECURITIES

     The table below presents certain information as of June __, 1995 regarding beneficial ownership of shares of City Holding Common Stock by Directors, nominees for Director, all Directors and officers as a group and each person known by City Holding to own more than five percent (5%) of the outstanding City Holding Common Stock.


                                                                Aggregate
                           Sole Voting and                      Percentage
Name                      Investment Power     Other (1)           Owned

Samuel M. Bowling               19,858           43,224             1.67

C. Scott Briers                  5,422            2,057              .20

Dr. D. K. Cales                 72,458                -             1.92

Steven J. Day                   20,154           10,455              .81

Robert D. Fisher                 4,128                -              .11

Jack E. Fruth                   28,076              391              .75

Jay Goldman                      7,880              242              .21

Carlin K. Harmon                23,344            4,168              .73

C. Dallas Kayser                27,246              181              .73

Dale Nibert                     35,365                -              .94

Otis L. O'Connor                 2,942               12              .08

Bob F. Richmond                  8,415                -              .22

Mark Schaul                     23,958            1,270              .67

Van R. Thorn, II                 1,452            1,125              .07

Directors and Officers
As a group (17 persons)        286,732           69,038             9.42

 (1) Includes shares (a) owned by or with certain relatives; (b) held in various fiduciary capacities; (c) held by certain corporations; or (d) held in trust by City Holding's 401(k) and Profit Sharing Plan.

                               BUSINESS OF FMB

      FMB is a one bank holding company which was incorporated in the State of West Virginia on June 26, 1986. FMB commenced operations on March 5, 1987, acquiring Merchants in Montgomery, West Virginia and Gauley in Gauley Bridge, West Virginia. FMB operated as a multi-bank holding company from March 5, 1987 to March 1, 1990, at which time it merged Gauley into Merchants. FMB expanded into Charleston, West Virginia on September 17, 1993 when Merchants successfully bid for certain assets and assumed the insured deposits and certain other liabilities of Evergreen, a failed thrift institution. FMB is subject to the routine filing requirements of the Commission and the subsidiary bank is subject to various regulatory guidelines at the federal and state levels. Merchants' primary regulator is the OCC; however, the bank is also regulated by the Federal Reserve Board and the FDIC. FMB is regulated by the Federal Reserve Board and the West Virginia Board.

     As a bank holding company, FMB's operations consist of the operations of its bank subsidiary. Merchants is a consumer-oriented community bank which offers a full range of deposit and lending services to customers in its primary market area. The markets in which it operates are determined by the locations of its main facility and its branches. Merchants' main facility is located in Montgomery, West Virginia; however, it also operates branches in Cedar Grove/Glasgow, Gauley Bridge, and Charleston, West Virginia.

     As of December 31, 1994, FMB had a total of 78 employees, as compared with a total of 78 and 64 employees at December 31, 1993 and 1992, respectively. Management does not anticipate any material change in FMB's workforce.

     The principal executive office of FMB is located at Fourth Avenue and Washington Street, Montgomery, West Virginia 25136 and its phone number is
(304) 442-2475.

                             PROPERTIES OF FMB

     The principal offices of FMB are located at the same location as the offices of Merchants, at Fourth Avenue and Washington Street, in Montgomery, Fayette County, West Virginia. This facility consists of a full-service banking lobby as well as office space for the various other banking services offered by Merchants. In November, 1987, Merchants placed in service a new facility which connects with the main structure via an aerial walkway. This new facility features a full-service walkup lobby and five drive through lanes at ground level and additional office space on the second floor.

Merchants opened its first full-service branch in Glasgow, Kanawha County, West Virginia on January 2, 1987. This facility offers a full-service banking lobby as well as five drive through lanes. On March 1, 1990, FMB merged its two subsidiary banks, Merchants and Gauley. Gauley, which is now a branch of Merchants, is located at One Main Street, Gauley Bridge, Fayette County, West Virginia. This facility consists of a full-service banking lobby and three drive through lanes at ground level and additional office space on the second floor.

     On September 17, 1993, Merchants acquired two locations in Charleston, West Virginia. These facilities, which formerly operated as the main office and branch office of Evergreen, opened as branches of Merchants on September 20, 1993. One office is located at 200 Bradford Street, Charleston, Kanawha County, West Virginia. This facility consists of a full-service banking lobby and two drive through lanes at ground level and additional office space in the basement. The second facility is located at 4315 MacCorkle Avenue, SE, Charleston, Kanawha County, West Virginia. This office consists of a full-service banking lobby and two drive through lanes.

     Merchants currently operates four automatic teller machines at the following locations: (i) at the main banking facility, (ii) at the Glasgow, West Virginia branch, (iii) at the Gauley Bridge, West Virginia branch, and
(iv) at the MacCorkle Avenue, Charleston, West Virginia branch. Merchants owns all of its banking facilities.

FMB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Summary of Changes in Financial Position

   As of March 31, 1995

     First Merchants' total assets as of March 31, 1995, decreased approximately $7.1 million or 6.2% when compared with December 31, 1994. This decrease was primarily due to a decline in short-term financial instruments classified as loans of approximately $10.5 million. This decrease was the result of a decrease in the level of securities sold under agreement to repurchase of approximately $6.9 million and an increase in outstanding loans of approximately $3.3 million.


     Net loans outstanding, exclusive of certain short-term instruments classified as loans, increased approximately $3.3 million during the first three months of 1995. The majority of this increase can be attributed to an increase in the installment (or consumer) loan portfolio of approximately $2.6 million and a $.7 million increase in the real estate loan portfolio. For financial statement purposes, purchases of commercial loan participations and commercial paper are classified as net loans outstanding. The following table provides a comparative analysis of the loan portfolio segregated by the typical loan products offered by Merchants to its customers and short-term financial instruments classified as loans:

                                                                   December 31,
                                     March 31, 1995      1994           1993           1992
Loans, net of unearned income
  and allowance for loan losses        $51,194,083    $47,913,738    $45,115,039    $36,957,493
Short-term financial instruments
  classified as loans                            0     10,500,455      9,318,614     15,170,749

  Net loans outstanding                $51,194,083    $58,414,193    $54,433,653    $52,128,242


     Historically, the Company has purchased the short-term financial instruments classified as loans to match the maturities of repurchase agreements and volatile deposits. With the decrease in repurchase agreements and increase in loan volume previously discussed, management has reduced its holdings of these instruments. Management has directed its marketing efforts towards generating additional loan demand through more competitive pricing of its loan products in an effort to preserve its net yield on earning assets.


     Securities sold under agreement to repurchase decreased during the first quarter of 1995. This was a result of more aggressive bidding by other banks of public funds during the first three months of 1995.


     Net unrealized (loss) gain, on securities available for sale increased by approximately $297,000 during the first three months of 1995. This increase can be attributed to a decline in interest rates during the first three months of the year which has resulted in increasing market values of securities classified as available for sale.


     As of March 31, 1995, management is not aware of any current recommendations by regulatory authorities, which if implemented, would have or are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations. There are also no known trends, demands, commitments, or uncertainties that have had, or that are reasonably expected to have, a material favorable or unfavorable impact on the financial results of the Company.

   As of December 31, 1994


     Total deposits as reflected in the consolidated balance sheets increased approximately $2.9 million during 1994. This increase in FMB's primary source of funds was complimented by an increase in the level of securities sold under agreements to repurchase of approximately $3.7 million.


     Net loans outstanding, exclusive of certain short-term instruments classified as loans, increased approximately $2.8 million or 6.2% during 1994. This compares with the loan growth experienced in 1993 of $2.7 million or 7.22%, exclusive of the loans purchased from Evergreen. For financial statement purposes, purchases of commercial loan participations and commercial paper are classified as net loans outstanding.

     Net unrealized (loss) gain, on securities available for sale declined by approximately $1,095,000 (net of related taxes) during 1994. This decline can be attributed to the rising interest rate environment in effect throughout the year which has resulted in declining market values of securities classified as available for sale.


Summary of Results of Operations

     First Merchants' consolidated net income for the three months ended March 31, 1995 increased approximately $48,000 or 19.26% when compared with the corresponding period of the preceding year. Net income for 1994 was $1,182,560, as compared to $1,212,677 and $1,067,712 for 1993 and 1992, respectively.


Net Interest Income

     FMB's net interest income increased approximately $480,000 or 11.4% during 1994 when compared with 1993 and approximately $160,000 or 4.0% during 1993 when compared with 1992. The increase in net interest income in 1994 from 1993 resulted primarily from higher volumes of loans in the commercial category. Additionally, the rates earned on loans increased by 38 basis points over 1993 reflecting the repricing of loans in a rising interest rate environment. At the same time, rate-sensitive liabilities reprices slower than the assets, further contributing to the increase in the 1994 net interest income. The increase in net interest income increased in 1993 from 1992 reflects the effects of volume increases in both loans and deposits, which were more than offset by declining rates as compared to 1992. FMB's net yield on earning assets increased to a level of 5.09% in 1994 from 4.90% in 1993 after decreasing from a level of 4.98% in 1992. The following table presents the weighted yield on earning assets, weighted cost of funds and net yield on earning assets for each of the periods presented:

                                                   1994      1993      1992

WEIGHTED YIELD ON EARNING ASSETS (1)               8.02%     7.93%     8.68%

WEIGHTED COST OF RATE SENSITIVE LIABILITIES        3.38      3.53      4.26

NET YIELD ON EARNING ASSETS                        5.10      4.90      4.98


(1) Weighted average yields on assets exempt from federal income taxes have been computed on a fully tax equivalent basis assuming a tax rate of 34 percent.

Interest Rate Sensitivity

                                                                   REPRICING FREQUENCY
                                                                   at December 31, 1994
                                            0-30           31-90         91-365          365+
                                            DAYS            DAYS          DAYS           DAYS           TOTAL
(Dollars in thousands)
Interest bearing
 deposits with other banks. . . . . .     $     29                      $    642                     $     671
Federal funds sold. . . . . . . . . .          810                                                         810
Securities available for sale . . . .        7,246                         7,247        $   396         14,889
Securities held to maturity . . . . .          750        $   510          1,001         26,387         28,648
Loans . . . . . . . . . . . . . . . .       20,262          6,612         12,000         19,540         58,414

Total Earning Assets. . . . . . . . .      $29,097        $ 7,122        $20,890        $46,323       $103,432

Interest bearing demand deposits. . .      $13,942                                                    $ 13,942
Savings deposits. . . . . . . . . . .       32,361                                                      32,361
Time deposits . . . . . . . . . . . .        4,457          5,525         13,803        $11,779         35,564
Short-term borrowings . . . . . . . .        5,952          3,192                                        9,144

Total Rate Sensitive Liabilities. . .      $56,712         $8,717        $13,803        $11,779       $ 91,011

Asset (Liability) Sensitivity . . . .      (27,615)        (1,595)         7,087         34,544         12,421

Cumulative gap. . . . . . . . . . . .      (27,615)       (29,210)       (22,123)        12,421

Management Adjustments. . . . . . . .        1,521         (8,045)       (15,599)        35,544

Cumulative Management Adjustment Gap.        1,521         (6,524)       (22,123)        12,421

                                                                     REPRICING FREQUENCY
                                                                    at December 31, 1993
                                            0-30           31-90         91-365          365+
                                            DAYS            DAYS          DAYS           DAYS           TOTAL
(Dollars in thousands)
Interest bearing
  deposits with other banks . . . . .      $ 1,215                                                     $ 1,215
Federal funds sold. . . . . . . . . .          710                                                         710
Securities available for sale . . . .       21,056                                                      21,056
Securities held to maturity . . . . .          564        $   190        $ 2,227        $18,159         21,140
Loans . . . . . . . . . . . . . . . .       20,745          4,083         11,679         18,455         54,962

Total Earning Assets. . . . . . . . .      $44,290        $ 4,273        $13,906        $36,614        $99,083

Interest bearing demand deposits. . .      $13,176                                                     $13,176
Savings deposits. . . . . . . . . . .       34,209                                                      34,209
Time deposits . . . . . . . . . . . .        4,280        $ 6,328        $13,573        $10,177         34,358
Short-term borrowings . . . . . . . .        3,893          1,650                                        5,543

Total Rate Sensitive Liabilities. . .      $55,558        $ 7,978        $13,573        $10,177        $87,286

Asset (Liability) Sensitivity . . . .      (11,268)        (3,705)           333         26,437         11,797

Cumulative gap. . . . . . . . . . . .      (11,268)       (14,973)       (14,640)        11,797

The above analysis is a "static gap" analysis and movements in categories are presented in the earliest period in which they could reprice. For example, savings deposits and securities available for sale are presented as repricing on the 0-30 day period when, in fact, they are not expected to fully reprice in that period. The above table is first presented without regard for expected repricing behaviors. Then, as presented in the "management adjustment" line, the balances have been notionally adjusted over the first three periods presented to reflect portions of savings accounts which are expected to reprice over those periods. The distribution of the balances over those periods is based upon the historical experience with City Holding's customers.


Loan Portfolio

     For the most part, credit is extended in Merchant's primary market area that extends eastward from and including Charleston to Gauley Bridge. Merchant's will lend on an unsecured basis for short terms to consumers and commercial borrowers when their creditability and ability to pay support such loans. It is also Merchant's policy to make secured loans that do not exceed specified maximum loan values expressed as a percentage of collateral value. Collective values are determined by appraisal or other accepted means that reasonably reflect the market value of the collateral. Forms of collateral (and the related maximum loan-to-value guidlines) include marketable securities (60% of fair market value), residential and commercial real estate (80% of appraised value or cost), equipment (70% of appraised value), inventory (50% of fair market value), accounts receivable (75% of face amount) and titled vehicles (80-90% of the sticker price). Merchant's long term goal is to achieve a loan to deposit ratio of 70-75% divided equally between commercial, consumer and real estate loans.


     At the end of 1994 commercial loans amounted to approximately $16.4 million and were secured by commercial real estate and other forms of collateral such as equipment and receivables. Consumer loans totaling approximately $11.4 million are secured by titled vehicles and other forms of personal property. Residential real estate loans, secured by deeds of trust on residential property, amounted to about $20.7 million.

Provision for Loan Losses

     The provision for loan losses is an estimate based upon management's continuing assessment of the adequacy of the allowance for loan losses in relation to anticipated losses. The provision for loan losses is determined based on quarterly reviews of the adequacy of the allowance, given current trends and existing economic conditions, along with estimates of exposure to losses applicable to specific higher risk loans.

     During 1994, loans totaling approximately $87,000 were charged-off and recoveries of previously charged-off amounts totaled approximately $15,000. The resulting net charge-offs of $72,000 are higher than net charge-offs for 1993 of $59,000 and lower than 1992 net charge-offs of $113,000. The provision charged to operations in 1994 was $86,699 as compared with $93,193 and $103,155 in 1993 and 1992, respectively.

     The allowance for loan losses represented 0.96%, .099%, and 0.94% of outstanding loans at December 31, 1994, 1993, and 1992, respectively. Management is not aware of any significant potential problem loans as of December 31, 1994. For purposes of calculating the percentage of the allowance for loan losses to outstanding loans, short-term financial instruments classified as loans were excluded from total loans outstanding. In management's opinion, these are extremely low risk instruments which do not warrant an allocation in terms of the allowance for loan losses.

     Nonperforming loans at December 31, 1994, approximated $216,000 as compared with $179,000 and $322,000 at December 31, 1993 and 1992, respectively. The ratio of the allowance for loan losses to nonperforming loans was 213% at December 31, 1994, as compared to a coverage ratio of 229% at December 31, 1993. Management does not anticipate significant ultimate losses on any of these nonperforming credits.

     The average balance of nonaccrual loans was approximately $31,000 and $33,000 for 1994 and 1993, respectively. Therefore, the interest earnings foregone on these funds were immaterial, as was the income collected and recorded in interest income on the cash basis.

Noninterest Income and Expenses

     Total noninterest income decreased approximately $256,000 during 1994 when compared with 1993 as a result of a decline in securities gains of approximately $278,000. The increase in total noninterest income from 1992 to 1993 also resulted primarily from securities gains and losses. The 1992 net gains are inclusive of a write-down (other than temporary loss) of approximately $200,000 on certain equity securities.

     Total noninterest expenses increased approximately $443,000 during 1994 when compared with 1993, and approximately $245,000 during 1993 when compared with 1992. The increase in total noninterest expenses during 1994 is attributable to increases in salaries and employee benefits, occupancy expense of premises, and other operating expenses. The primary reason for these increases is that 1994 was the first full year of ownership and operation of the two former Evergreen locations. The increase in total noninterest expense during 1993 is primarily attributable to expenses incurred in connection with the acquisition of Evergreen.

     As more fully discussed in Note I to the audited consolidated financial statements, FMB adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. The adoption of the Statement decreased 1993 net income by approximately $124,000 consisting of a one-time charge in the first quarter of approximately $117,000 and additional expense during the year for the excess of expense under SFAS no. 106 over amounts resulting from the cash method of accounting previously employed. FMB's capital strength influenced management's decision to recognize the SFAS No. 106 transition Liability immediately, which will reduce reported benefit costs in future periods.

Income Taxes

     FMB's effective income tax rate for 1994 was 22.97% as compared with 23.91% and 23.47% for 1993 and 1992, respectively. The principal reason for the difference between the effective and statutory tax rates during each period was tax-exempt interest income.

     As more fully discussed in Note J to the audited consolidated financial statements, FMB prospectively adopted the liability method of accounting for income taxes during 1993, without material effect. As of December 31, 1994 gross deferred tax assets total approximately $840,000 as compared to $342,000 as of December 31, 1993. The increase in these assets, as well as their composition, is primarily unrealized losses on securities available for sale. Pursuant to management's evaluation for the quarter ended December 31, 1994, no valuation allowance has been allocated to the deferred tax assets. The quarterly evaluation process employed by management is based upon the expected reversal period of the assets, in consideration of taxes paid by FMB in the carry back years and expected reversals of existing taxable temporary differences.

     Those assets for which realization is expected to be dependent on future events are subjected to further evaluation. Management's analysis has shown that realization of the deferred tax asset related to the OPEB accrual will likely be dependent on future events. After considering such factors as the magnitude of the asset relative to historical levels of financial reporting income and taxable income, the period over which future taxable income would have to be earned to realize the asset, and budgeted future results of operations, management has concluded it is more likely than not that the asset arising from the OPEB accrual and all other deferred tax assets existing at December 31, 1994, will be realized. At present, management does not expect implementation of tax planning strategies will be necessary to ensure realization. The need for a valuation allowance will continue to be addressed by management each quarter and any changes in the valuation allowance will be reported concurrently in FMB's quarterly results of operations.

Capital Resources

     The ratio of average equity to average assets was 8.87% and 8.82 % for the three months ended March 31, 1995 and the year ended December 31, 1994, respectively. Merchant's total risk-based capital ratio approximated 16.48% at March 31, 1995, while the ratio of Tier One capital to risk-weighted assets approximated 15.69%. Both of these ratios were above the regulatory minimums of 8% for qualifying total capital to risk-weighted assets and 4% for Tier One capital to risk-weighted assets. FMB is not subject to the risk-based capital guidelines since consolidated total assets are less than $150 million.


     FMB's primary source of funds for payment of dividends to stockholders is dividends received from Merchants; however, certain restrictions exist regarding the ability of the subsidiary bank to transfer funds to FMB in the from of cash dividends. Federal banking regulations require regulatory approval prior to declaring dividends in excess of the current year's retained net profits, combined with retained net profits for the two preceding years.


     As of March 31, 1995, the Bank's retained net profits available for distribution to FMB as dividends without regulatory approval approximate $1.6 million plus retained net profits for the interim period through the date of declaration.

Liquidity

     FMB currently has a strong liquidity position and material changes in such position are not expected. In addition to assuring the availability of adequate funds to meet its cash flow requirements, FMB's management closely monitors its liquidity position in order to reduce exposure to interest rate risk. This is accomplished largely by matching maturities of assets and liabilities, particularly volatile funds such as securities sold under agreements to repurchase and large denomination certificates of deposit.

     The major internal sources of liquidity are balances maintained by Merchants with its correspondent banks as well as cash on hand. A significant volume of U.S. Government securities for which there is an active national market and various short-term financial instruments classified as loans complement the balance of cash and cash equivalents. FMB has also demonstrated the ability to obtain external financing in the event such needs arise.


     In order to reduce Merchant's liability sensitive financial position, management has attempted to invest more heavily in short-term financial instruments and has generally shortened the maturities of securities purchased for the long-term portion of the investment portfolio. Merchants does not invest in any derivative instruments.

     In management's opinion, the liquidity of FMB is adequate to accommodate any anticipated cash requirements, and exposure to future changes in market interest rates has been effectively minimized through its asset/liability practices described above.

Inflation

     Since their assets and liabilities are primarily monetary in nature (payable in fixed, determinable amounts), the performance of banks is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.


     While the effect of inflation on banks is normally not as significant as its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply and banks will normally experience above-average growth in assets, loans and deposits.


     As the result of Merchant's negative gap position significant inflation would affect interest margins unfavorably. However, in the recent past Merchant's has adjusted very well to rising interest rates. This results principally from the fact that a major portion of commercial loans are on a variable rate basis, adjusting in accordance with prime rate changes. Also reflected in loans is over $10 million in short term financial instruments that are available for repricing. While a significant portion of Merchant's deposits are in savings accounts that are subject to market rate adjustments, historically these deposits have been relatively insensitive to changes in interest rates. Merchant's has shortened the maturities of its long term portfolio to further reduce its exposure to interest rate fluctuations.

                        LEGAL PROCEEDINGS CONCERNING FMB

     FMB is not a party to any legal proceedings. Merchants is presently a party to certain legal proceedings arising from transactions occurring in the normal course of business. In the opinion of Merchants' management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on FMB's financial position.

          MARKET FOR FMB COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     FMB is authorized to issue 1,000,000 shares of common stock with a par value of $2 per share. As of March 31, 1995, there were 576,000 shares issued and outstanding. FMB's stockholders are entitled to one vote for each share of FMB Common Stock owned on all matters subject to a vote of the stockholders. The unissued portion of FMB Common Stock is available when and if the Board of Directors deems advisable. There are no present plans to issue additional shares. FMB stockholders do not have preemptive rights; therefore, shares of the authorized, but unissued stock of FMB may be issued without first offering the shares to FMB's stockholders. FMB Common Stock was held by approximately 223 stockholders of record as of December 31, 1994.

     FMB has only one class of stock, common stock, and all voting rights are in the holders of that stock. FMB paid cash dividends on its common stock as follows in 1994 and 1993:

     1995:
          Declared 03-21-95, paid 04-06-95 - $.13 per share

     1994:

          Declared 03-17-94, paid 04-05-94 - $.13 per share
          Declared 06-21-94, paid 07-01-94 - $.13 per share
          Declared 09-20-94, paid 10-04-94 - $.13 per share
          Declared 12-20-94, paid 01-06-95 - $.30 per share

     1993

          Declared 03-23-93, paid 04-01-93 - $.13 per share
          Declared 06-15-93, paid 10-01-93 - $.13 per share
          Declared 09-21-93, paid 10-01-93 - $.13 per share
          Declared 12-22-93, paid 01-03-94 - $.27 per share

     Dividends paid by Merchants to FMB are the primary source of funds available to FMB for the payment of dividends to its stockholders. There are certain restrictions on the payment of dividends to FMB from Merchants as described in "FMB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" and Note H of Notes to FMB's Consolidated Financial Statements.

     FMB Common Stock is not widely traded and the volume of trading is limited. There is no established market for FMB Common Stock. Most transactions occur in the local area and bid and ask prices are not available. The following table presents, on a historical basis, the high and low prices of FMB Common Stock, for the periods indicated, for the transactions of which FMB has knowledge.

                                     Stock Prices   Number of Shares
                                    High       Low    Bought/Sold*

      1995
           First Quarter            $27.50   27.50        1,858
           Second Quarter (through
           June __)
      1994
           First Quarter            $26        $21        4,828
           Second Quarter            26         25        2,840
           Third Quarter             26         25           80
           Fourth Quarter            28         27          400

      1993
           First Quarter            $ -        $ -            -
           Second Quarter            16         15        3,120
           Third Quarter             20         16        3,734
           Fourth Quarter            21         20        1,670
     ________________________

* The number of shares bought and sold indicated in this column does not include shares transferred without monetary consideration, such as a transfer by an estate to an heir.

     All per share data have been restated to reflect a stock split effected in the form of a 3-for-1 stock dividend which occurred in 1993.

                    DIRECTORS AND EXECUTIVE OFFICERS OF FMB

Directors

     The following is a listing of the names and ages of the directors of FMB and the year each individual began continuous service as a director of FMB. Also shown are their principal occupations at present and during the past five years, as well as any other directorships they may hold.

     Linda G. Aguilar, age 47, has been a director of FMB since 1994. She currently serves as Secretary of FMB and Vice President of Merchants and has done so over the past five years.

     Gordon Billheimer, age 70, has been a director of FMB since 1987. He is currently in the practice of law in Montgomery, West Virginia, and has served in that capacity during the past five years. Mr.
     Billheimer serves as President of The Kanawha Water Company and also as a director of Merchants.

     Thomas L. Carson, age 67, has been a director of FMB since 1987. He is a pharmacist and President of College Drug Store, Inc. in Montgomery, West Virginia, and has served in that capacity during the past five years. Mr. Carson also serves as a director of Merchants, the Upper Kanawha Valley Chamber of Commerce, the Upper Kanawha Valley Economic Development Corporation and the West Virginia Pharmacists Association.

     Hugh R. Clonch, age 55, has been a director of FMB since 1991. He is President of Clonch Industries, Inc. in Dixie, West Virginia, and has served in that capacity during the past five years. Mr. Clonch also serves as a director of Merchants.

     George F. Davis, age 67, has been a director of FMB since 1987. He is currently President, Chief Executive Officer and Chairman of the Board of FMB and Merchants, as well as Chief Financial Officer of FMB. During the past five years, he has served as President and Chief Executive Officer of Merchants. Mr. Davis also serves as a director of Merchants, the Upper Kanawha Valley Economic Development Corporation, the Upper Kanawha Valley Chamber of Commerce, the Buckskin Council of the Boy Scouts of America and West Virginia Tech Foundation, on which he also serves as President.

     Kenneth R. Fultz, age 59, has been a director of FMB since 1987. He is currently President of Montgomery General Hospital in Montgomery, West Virginia, and has served in that capacity during the past five years. Mr. Fultz also serves as a director of Merchants, Montgomery General Hospital, Montgomery General Elderly Care, Montgomery General Health Care System, Laird Health Care Foundation, West Virginia Hospital Service, Inc., Valley Emergency Medical Service and the West Virginia Institute of Technology Advisory Board.

     Robert C. Gillespie, age 52, has been a director of FMB since 1987. During the past five years, Dr. Gillespie has served as President of West Virginia Institute of Technology in Montgomery, West Virginia, having resigned from his position in August 1992. Dr. Gillespie is currently serving West Virginia Institute of Technology as Regents Professor, developing plans to meet the growing need for engineering and technical education brought about by the development of West Virginia. In addition to his duties as a Regents Professor, Dr. Gillespie consults in the areas of education, educational technology and artificial intelligence. Dr. Gillespie also serves as a director of Merchants, the Private Industry Council of West Virginia, the West Virginia Experimental Program to Stimulate Competitive Research, the State Council on Vocational Education, on which he also serves as Vice Chair.

     Robert L. Hardy, Sr., age 69, has been a director of FMB since 1987. He is currently the owner of Hardy Realty in Smithers, West Virginia, and has served in that capacity during the past five years. Mr. Hardy also serves as a director of Merchants.

     Thomas A. Jacobs, age 66, has been a director of FMB since 1987. He is a Public Accountant and Tax Consultant. Prior to December 1993, Mr. Jacobs was a consultant to the accounting firm of Trainer, Wright & Paterno in Charleston, West Virginia, and has served in that capacity since 1987. He also serves as a director of Merchants.

     Carl L. Kennedy, age 61, has been a director of FMB since 1987. He is a dentist, doing business as Kennedy Dental Office, a partnership, in Montgomery and Whitesville, West Virginia, and has served in that capacity during the past five years. Dr. Kennedy also serves as a director of Merchants.

     Giles E. Musick, age 67, has been a director of First merchants since 1987. He is currently President of Brown Chevrolet, Oldsmobile, Pontiac-Buick, Inc. in Montgomery, West Virginia, and has served in that capacity during the past five years. Mr. Musick also serves as a director of Merchants.

     James F. Neil, age 56, has been a director of FMB since 1987. Mr. Neil has served as a hydro licensing consultant for Elkem Metals Co. in Alloy, West Virginia from 1989 to 1991. Mr. Neil also serves as a director of Merchants, the Upper Kanawha Valley Economic Development Corporation, Summersville Memorial Hospital, the Gauley River national Recreation Area Advisory Board and as Vice Chairman of the West Virginia Institute of Technology Advisory Board.

Executive Officers

     The following is a listing of the names and ages of the executive officers of FMB and the year each individual began continuous service as an executive officer of FMB. Also shown is their business experience during the past five years.

     George F. Davis, age 67, has been President, Chief Executive Officer and Chief Financial Officer of FMB since 1987. During the past five years, he has also served as President and Chief Executive Officer of Merchants.

     Robert P. McDowell, age 48, has been Vice President of FMB since 1987. He has served as Vice President of Merchants since 1989 and was President of Gauley from 1987 to 1989.

     Robert L. Neal, age 38, has been Vice President of FMB since
     September, 1988. During the past five years he has served as Vice President of Merchants.

     Linda G. Aguilar, age 47, has been Secretary of FMB since 1989. She served as Secretary-Treasurer from 1987 to 1989. During the past five years, she has also served as Vice President of Merchants.

     Steven D. Nunley, age 36, has been Treasurer of FMB since 1989. He has also served as Vice President and Cashier of Merchants since 1991, Cashier of Gauley from 1988 to 1990 and Cashier of Merchants from 1987 to 1990.

                        FMB EXECUTIVE COMPENSATION

     All forms of compensation paid to the officers and directors of FMB are paid by the subsidiary bank. The individual officers do not receive additional compensation for their services with FMB. The following information is given with respect to the executive officers of FMB whose direct aggregate case remuneration exceeded $100,000 in 1994.


               Name of Individual          Principal
              and Number of Persons      Capacities in          Cash
                    in Group             Which Served       Compensation

           George F. Davis                 President          $140,000

           Executive Officers as a    Executive Officers      $408,000
           Group (5 persons in
           group, including the
           person listed above)

     There was no other compensation paid to Mr. Davis or the executive officers as a group during 1994.

FMB Pension Plan

     FMB maintains a defined benefit pension plan for its employees. Benefits under the plan are determined under the following career average formula: past service and future service benefits accrued through October 31, 1994, plus future service benefits for each plan year after October 31, 1994 (1 1/2% of the first $9,600 of W-2 earnings for the calendar year ending in such plan year, and 2% of W-2 earnings in excess of $9,600). The plan year ends October 31.


     The normal retirement age under the plan is 65. Estimated annual benefits payable upon retirement for FMB's executive officers are as follows:
                                            Estimated
          Executive Officer              Annual Benefit
          George F. Davis                  $26,988.00

                 Total                    $173,436.00


     George F. Davis is older than 65 years of age but has not begun to receive his retirement benefit. The amount shown for his estimated annual benefit is an estimate as of the close of the most recent plan year which ended October 31, 1994.

                     FMB CHANGE OF CONTROL AGREEMENTS

     In view of the changing banking environment and the desire of FMB to encourage its executive management to continue with FMB, the FMB Board of Directors unanimously approved the entering into Change of Control Agreements with the executive officers of FMB. Change of Control Agreements were entered into as of March 1, 1995, between FMB and George F. Davis, President, Chief Executive Officer and Chairman of FMB; Linda G. Aguilar, Secretary of FMB; Robert P. McDowell, Vice President of FMB; Robert L. Neal, Vice President of FMB and Steven D. Nunley, Treasurer of FMB. The Change of Control Agreements for Ms. Aguilar and Messrs. McDowell, Neal and Nunley, provide that in the event of a Change of Control, as defined therein, the executive may thereafter only be terminated for Good Cause, as defined therein, for the period of twenty-four (24) months after the consummation of the Change of Control. A termination for any other reason during the twenty-four (24) month period would entitle the executive to compensation, based upon an average of W-2 earnings, for the period between the date of the termination and the date that is twenty-four (24) months after the date of the consummation of the Change of Control. The contracts permit an executive to resign for any reason upon thirty (30) days prior written notice. The contracts also provide for continuation of certain benefits during the twenty-four (24) month period after the date of the consummation of the Change of Control. In the event of a termination of the executive during the twenty-four (24) month period, he or she may seek and obtain other employment without reducing the amount of any payment made under the terms of the Change of Control Agreement. Mr. Davis' contract is substantially the same as the other executives, except that it is effective for a thirty-six (36) month term following a Change of Control and also provides that Mr. Davis will have the use of a car during that period. The Change of Control Agreements are binding upon any successor in interest to FMB and will be binding upon City Holding upon consummation of the transactions contemplated in the Agreement, as recognized in the Agreement.

       OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FMB

     The following individuals are known to management to beneficially own greater than five percent of the issued and outstanding shares of FMB Common Stock.

                                           Amount and Nature
                     Name and Address of     of Beneficial    Percent
    Title of Class    Beneficial Owner       Ownership (1)    of Class

        Common        Hugh R. Clonch            52,484           9.11%
                      Box 93
                      Belva, WV

        Common        Beatrice K. Kincaid       31,248           5.43%
                      Drawer 149
                      Charlton Heights, WV

        Common        Giles E. Musick           30,568           5.31%
                      503 Fourth Ave.
                      Montgomery, WV

     In addition, two families own in excess of five percent of FMB Common Stock, though no one member exercises voting and investment power over greater than five percent. Three siblings and the widow of a fourth sibling of the Morton family own common stock as follows: Sadie M.
Harlan - 6,432 shares; F. Hurxthal Morton, Jr. and Frances Garnett Morton - 5,600 shares; Paul Morton - 12,899 shares; and Lois W. Morton - 10,272 shares. Collectively, these individuals own 6.09% of FMB Common Stock. Similarly, members of the Blackwell family own in excess of five percent of FMB Common Stock as follows: Mary F. Blackwell - 12,000 shares; Lyle M. Blackwell - 5,200 shares; Matthew F. Blackwell - 2,000 shares; Walter J. Fitzgerald - 4,800 shares and Walter J. Fitzgerald and Margaret B. Fitzgerald - 7,200 shares. Collectively, these individuals own 5.42% of FMB Common Stock.

     The following table presents the number of shares beneficially owned by each director (excluding qualifying shares), and the number of shares beneficially owned by each director and executive officer of FMB (excluding qualifying shares) as a group.

                                            Amount and Nature
                     Name and Address of      of Beneficial     Percent
    Title of Class    Beneficial Owner        Ownership (1)     of Class

        Common        Linda G. Aguilar             9,076           1.58%
                      P.O. Box 195
                      Ansted, WV

        Common        Gordon Billheimer              891            .15%
                      311 Washington St.
                      Montgomery, WV

        Common        Thomas L. Carson             5,924           1.08%
                      501 Monroe St.
                      Montgomery, WV

        Common        Hugh L. Clonch              52,396           9.10%
                      Box 93
                      Belva, WV

        Common        George F. Davis              3,987            .69%
                      Box 325
                      Charlton Heights, WV

        Common        Kenneth R. Fultz             1,907            .33%
                      307 E. Seventh St.
                      Belle, WV

        Common        Robert C. Gillespie            263            .05%
                      2050 Oak Ridge Drive
                      Charleston, WV

        Common        Robert L. Hardy, Sr.         1,907            .33%
                      Box 241
                      Smithers, WV

        Common        Thomas A. Jacobs             2,307            .40%
                      Box 219
                      Pratt, WV

        Common        Carl L. Kennedy              2,427            .42%
                      410 Fourth Ave.
                      Montgomery, WV

        Common        Giles E. Musick             30,475           5.29%
                      503 Fourth Ave.
                      Montgomery, WV

        Common        James F. Neil                2,307            .40%
                      626 Holley Dr.
                      Summersville, WV

        Common        Directors and              124,302          21.58%
                      executive officers
                      as a group (15
                      persons)
  __________________

(1) All of the shares reported are owned individually by each director and executive officer unless otherwise indicated below:

          (a) Thomas L. Carson - 4,404 shares are owned individually, 720 shares are owned by College Drug Store, Inc., of which he is President, 480 shares are owned by his brother and 320 shares are owned jointly with his wife.

          (b) Hugh R. Clonch - 5,756 shares are owned individually, 42,932 shares are owned by Clonch Industries, Inc., of which he is President, 3,456 shares are owned jointly with his wife, 252 shares are owned by his children. In addition, 7,368 shares are owned by his brother and his wife. Mr. Clonch exercises no voting or investment power over the shares owned by his brother and his wife.

          (c) George F. Davis - 2,307 shares are owned individually and 1,680 shares are owned jointly with his wife.

          (d) Robert C. Gillespie - 107 shares are owned individually and 156 shares are owned by his wife.

          (e) Carl L. Kennedy - 2,307 shares are owned individually and 120 shares are owned by his wife.

          (f) Giles E. Musick - 25,875 shares are owned individually, 3,600 shares are owned by his wife and 1,000 shares are owned by his children.

               FMB CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1994, FMB and its subsidiaries had, and expect to have in the future, banking transactions with officers and directors of FMB, their immediate families and entities in which they are principal owners (more than 10% interest). The transactions are in the ordinary course of business and on substantially the same terms, including interest rates and security, as those prevailing at the same time for comparable transactions with others and do not involve more than the normal risk of collectability or present other unfavorable factors.

                    RESALE OF CITY HOLDING COMMON STOCK

     The shares of City Holding Common Stock offered hereby have been registered under the 1933 Act, thereby allowing such shares to be traded freely and without restriction by those holders of FMB Common Stock who receive such shares following consummation of the Merger and who are not deemed to be "affiliates" (as defined under the 1933 Act, but generally including directors, certain executive officers and 10% or more shareholders) of FMB or City Holding. The Agreement provides that each holder of FMB Common Stock who is deemed by FMB to be an affiliate of it will enter into an agreement with City Holding prior to the Effective Date providing, among other things, that such affiliate will not transfer any City Holding Common Stock received by such holder in the Merger except in compliance with the 1933 Act. This Joint Proxy Statement/Prospectus does not cover any resales of City Holding Common Stock received by affiliates of FMB.

                                  EXPERTS

     The consolidated financial statements of FMB at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of City Holding at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein. As to the year ended December 31, 1994, Ernst & Young LLP's report is based in part on the report of Persinger & Company LLC, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                              LEGAL OPINIONS

     The validity of City Holding Common Stock issued in the Merger will be passed on for City Holding by Steptoe & Johnson, Charleston, West Virginia. Otis L. O'Connor, a partner of Steptoe & Johnson, is a director of City Holding.

                    ELECTION OF CITY HOLDING DIRECTORS

     The Board of Directors of City Holding presently comprises fourteen members. The Board of Directors is classified into three classes, with one class to be elected each year to a three-year term.

     Proxies will be voted for the election of the following nominees as Class III directors to serve until the 1998 City Holding Annual Meeting. Each nominee is currently a director of City Holding and has been employed as indicated below for at least the past five years. The Board of Directors has no reason to believe that any of the nominees will be unavailable to serve if elected, but in such event, proxies will be voted for such substitutes as the Board may designate. The Proxies may cumulate votes at their discretion.

                                          Principal Occupation       Director
      Name (Age)                         and Business Experience      Since

      Class III (to serve until the
                1998 Annual Meeting)

      Dr. D. K. Cales (65)            Dentist, Rainelle, WV.           7/90

      Jay Goldman (51)                President, Goldman               8/88
                                      Associates (real estate),
                                      Charleston, WV.

      C. Dallas Kayser (43)           C. Dallas Kayser, L.C.           1/95
                                      (attorney), Point Pleasant,
                                      WV.

      Robert D. Fisher (42)           Partner, Adams Fisher &          8/94
                                      Evans (attorney), Ripley,
                                      WV.

           The terms of the following Class I and Class II Directors do not expire at the 1995 Annual Meeting. Each of the Class I and Class II Directors has been employed as indicated below for at least the past five years.

                                      Principal Occupation           Director
      Name (Age)                      and Business Experience         Since

      Class I (to serve until the
               1996 Annual Meeting)

      Samuel M. Bowling (57)          President, Dougherty
                                      Company, Inc. (mechanical
                                      contractor) since 1977;          3/83
                                      Chairman of City Holding
                                      since 1990.

      Steven J. Day (41)              President and Chief
                                      Executive Officer of City
                                      Holding since 1990;
                                      Treasurer and Chief             11/88
                                      Financial Officer of City
                                      Holding from 1983 to 1990.

      Jack E. Fruth (66)              Principal Owner, Fruth
                                      Pharmacies                       4/87
                                      Point Pleasant, WV.

      Otis L. O'Connor (59)           Partner, Steptoe & Johnson
                                      (attorneys)                      1/76
                                      Charleston, WV.

      Bob F. Richmond (54)            Chief Executive Officer,
                                      First National Bank of
                                      Hinton since 1981; Vice
                                      President of First National      1/95
                                      Bank of Hinton since 1972.

                                                                     Director
      Name (Age)                      Principal Occupation            Since
                                      and Business Experience
      Class II (to serve until the
               1997 Annual Meeting)

      C. Scott Briers (59)            President of the Board,
                                      First National Bank of
                                      Hinton since 1994; Owner,        1/95
                                      Briers Furniture since 1977.

      Carlin K.  Harmon (58)          President & Chief Executive
                                      Officer, First State Bank &
                                      Trust, Rainelle, WV, since
                                      1972; Executive Vice             9/88
                                      President of City Holding
                                      since 1990.

      Dale Nibert (67)                Dairy Farmer,
                                      Point Pleasant, WV.              4/88

      Mark Schaul (64)                President, Charmar Realty
                                      Company, Charleston, WV.         3/76

      Van R. Thorn, II (46)           Chief Executive Officer, The
                                      Home National Bank of
                                      Sutton, Sutton, WV, since
                                      1992; Cashier of Home            5/92
                                      National Bank from 1979 to
                                      1992.

Committees of the Board of Directors

     The entire Board of Directors functions as a nominating committee by considering nominees for election as Directors of City Holding. The Board will consider nominees recommended by shareholders if such recommendations are submitted in writing and delivered or sent by first class registered or certified mail to the President of City Holding not later than November 15, 1995, for consideration at the 1996 Annual Meeting. Such recommendations should include information to enable City Holding's Board to evaluate the proposed nominee's qualifications, including the name, address, occupation and City Holding share ownership of the nominee, and the name, address and City Holding share ownership of the nominating shareholder.

     City Holding has a standing Audit Committee consisting of three members, Dr. D. K. Cales, Jack E. Fruth and Mark Schaul. The Audit Committee has the responsibility of meeting with and reviewing the scope of work performed by internal and external auditors. Significant matters are discussed with the full Board of Directors. This committee meets on a quarterly basis as needed and met four times during 1994.

     City Holding has a Compensation Committee consisting of Dr. D. K. Cales, Jack E. Fruth and Jay Goldman, none of whom is an employee of City Holding. The Compensation Committee makes recommendations to the Board with respect to the compensation of executive officers and certain junior officers who participate in the City Holding Company Stock Incentive Plan. This committee meets once a year.

Attendance

     City Holding's Board of Directors held 12 meetings during the fiscal year ended December 31, 1994. No director attended fewer than 75% of the meetings of City Holding's Board, all members of the Audit Committee attended all of the Audit Committee meetings, and all members of the Compensation Committee attended its meeting.

Compensation of Directors

     Directors of City Holding are paid a fee of $500 for each meeting of the full board, regardless of attendance. Directors who are also officers of City Holding and its subsidiaries receive no fee.

                       EXECUTIVE OFFICERS OF CITY HOLDING

     The executive officers of City Holding are as follows:

     Steven J. Day, President and Chief Executive Officer.

     Carlin K. Harmon, Executive Vice President.

     Matthew B. Call, 37, has been Senior Vice President of City Holding Company since August 1994. Prior to joining City Holding, he was Senior Vice President and Cashier for Bank One, West Virginia.

     Robert A. Henson, CPA, 33, has been Chief Financial Officer of City Holding since May 1990. He was Chief Accounting Officer from 1988 to 1990 and has been employed by City Holding since 1987. Prior to joining City Holding, he was an Audit Manager with Ernst & Young LLP in Charleston, West Virginia.

     F. Eric Nelson, Jr., 34, has been Treasurer and Investment Portfolio Manager of City Holding Company since October 1994. He was Chief Operations Officer and Investment Portfolio Manager of City Holding Company from 1992 to 1994 and Vice President and Investment Portfolio Manager from 1990 to 1992. Prior to joining City Holding, he was a Director with the Corporate Finance Department of Crestar Bank in Richmond, Virginia.

                      CITY HOLDING EXECUTIVE COMPENSATION

     The following table presents information relating to compensation of executive officers of City Holding whose compensation exceeded $100,000 during the fiscal year ended December 31, 1994.

                        Summary Compensation Table
                            Annual Compensation

    Name and                                                             All Other
    Principal Position             Year  Salary ($)       Bonus ($) (1)  Compensation (3)
    Steven J. Day
      President and Chief
      Executive Officer            1994   $179,763        $72,952             $22,045
                                   1993    167,803         58,070(2)           22,988
                                   1992    156,606         40,000(2)           15,400

    Carlin K. Harmon
      Executive Vice President     1994    143,328         40,132              21,410
                                   1993    132,709          5,597              16,080
                                   1992    120,108          4,816              11,800

    Robert A. Henson
      Chief Financial Officer      1994     90,300         35,080              18,259
                                   1993     70,300         25,995              10,339
                                   1992     67,000         18,860               7,291

    F. Eric Nelson, Jr.
      Treasurer and
      Investment Portfolio Manager 1994     83,347         32,570              16,963
                                   1993     68,222         25,511              10,135
                                   1992     65,000         18,410               7,112

___________
(1)  Includes bonus awards under City Holding's Incentive Plan.
(2) Includes a bonus award under the Incentive Plan of 975 shares and 1,162 shares of Common Stock having a fair market value at the time of grant of $20.68 per share and $25.23 per share for 1992 and 1993, respectively.
(3) Includes Company matching and profit-sharing contributions under City Holding's Profit-Sharing and 401(k) Plan, which was implemented January 1, 1991.


City Holding Compensation Committee Report on Executive Compensation

     The Compensation Committee of the Board of Directors of City Holding (the "Committee") is comprised of three outside directors, none of whom serves on the board of any other Committee member's company or organization. The Committee has access to both outside legal counsel and consultants.


To the Board of Directors of City Holding Company:

     The Compensation Committee of the Board of Directors of City Holding submits the following report of its deliberations with respect to compensation of City Holding executives for 1994:

     City Holding executives are compensated under the City Holding Company Incentive Plan (the "Incentive Plan") adopted in 1992. The Incentive Plan is designed to link executive compensation to the performance of City Holding and to provide levels of compensation adequate to attract and to retain quality management. In 1994, four members of Executive management of City Holding, including Mr. Day, participated in the Incentive Plan.

     Compensation under the Incentive Plan includes base salaries with provisions for annual increases and bonuses based on individual and corporate performance. Bonuses are paid one-half in cash and one-half in City Holding Common Stock. Maximum salary increases (as a percentage of the percentage increase in the Consumer Price Index) and bonuses (as a percentage of salary) are calculated under the Incentive Plan based on City Holding's performance as measured by annual return on average assets and return on average equity. The Committee believes these ratios best measure performance that is likely to translate into increased shareholder value. Participants automatically are awarded 40% of their maximum base salary increase and bonus, if any. The remaining 60% of the maximum base salary increase and bonus is awarded based on individual performance during the prior year. The Incentive Plan may be amended or rescinded at any time.

     Base Salaries. Base salaries for 1994 were determined primarily in accordance with the formula that was adopted as part of the Incentive Plan. The average increase in base pay for 1994 was approximately 13%. Mr. Day's increase in base compensation was determined in accordance with the Incentive Plan formula. Mr. Henson's and Mr. Nelson's increase in base compensation exceeded that of the Incentive Plan formula as a result of their increased responsibilities coincidental to the growth in asset size and market capitalization of City Holding. Mr. Harmon's compensation increase for 1994 was calculated under an agreement as described below under "City Holding Employment Agreements." As of February 1995, Mr. Harmon is compensated under the City Holding Incentive Plan.

     Annual Bonuses. For performance in 1994, the four members of management eligible to participate, including Mr. Day, were awarded approximately $181,000 in annual bonuses under the Incentive Plan. Based on the high level of individual performance during the year as reflected in City Holding's return on average assets and return on average equity, this amount included awards of 100% of the maximum bonuses payable under the Incentive Plan, including an award of $72,952 to Mr. Day.
                              Respectfully submitted,

                              Dr. D.K. Cales
                              Jack E. Fruth
                              Jay Goldman

City Holding Company Stock Incentive Plan

     The Committee administers City Holding's 1993 Stock Incentive Plan (the "Stock Incentive Plan"). The Committee may delegate its authority to administer the Stock Incentive Plan to an officer of City Holding.

     Key employees of City Holding and its related entities and individuals who provide services to City Holding and its related entities are eligible to participate in the Stock Incentive Plan. The class of eligible personnel is selected by the Committee and includes approximately 20 people, including Messrs. Day, Harmon, Henson and Nelson. The Committee may, from time to time, grant stock options, stock appreciation rights ("SARs"), or stock awards to Stock Incentive Plan Participants.

     Options granted under the Stock Incentive Plan may be incentive stock options ("ISOs") or nonqualified stock options. The option price will be fixed by the Committee at the time the option is granted, but in the case of an ISO, the price cannot be less than the shares' fair market value on the date of grant. The option price may be paid in cash, or, with the Committee's consent, with shares of City Holding Common Stock, a combination of cash and Common Stock or in installments.

     SARs entitle the participant to receive the excess of the fair market value of a share of City Holding Common Stock on the date of exercise over the initial value of the SAR. The initial value of the SAR is the fair market value of a share of City Holding Common Stock on the date of grant.

     SARs may be granted in relation to option grants ("Corresponding SARs") or independently of option grants. The difference between these two types of SARs is that to exercise a Corresponding SAR, the participant must surrender unexercised that portion of the stock option to which the Corresponding SAR relates.

     Participants may also be awarded shares of City Holding Common Stock pursuant to a stock award. The Committee may prescribe that a participant's right in a stock award shall be nontransferable or forfeitable or both unless certain conditions are satisfied. These conditions may include, for example, a requirement that the participant continue employment with City Holding for a specified period or that City Holding or the participant achieve stated objectives.

     The Stock Incentive Plan provides that outstanding options and SARs will become exercisable and outstanding stock awards will be earned in full and nonforfeitable upon a change in control.

     A maximum of 300,000 shares of City Holding Common Stock may be issued upon the exercise of options and SARs and stock awards. This limitation will be adjusted, as the Committee determines is appropriate, in the event of a change in the number of outstanding shares of City Holding Common Stock by reason of a stock dividend, stock split, combination, reclassification, recapitalization or other similar events. The terms of outstanding awards also may be adjusted by the Committee to reflect such changes.

     No option, SAR or stock award may be granted under the Stock Incentive Plan after March 8, 2003. City Holding's Board of Directors may, without further action by shareholders, terminate or suspend the Stock Incentive Plan in whole or in part. The Board of Directors may also amend the Stock Incentive Plan except that no amendment that increases the number of shares of City Holding Common Stock that may be issued under the Stock Incentive Plan or changes the class of individuals who may be selected to participate in the Plan will become effective until it is approved by shareholders. During 1994, no awards were made under the Stock Incentive Plan.

City Holding Company Profit Sharing and 401(k) Plan

     Under City Holding's Profit Sharing and 401(k) Plan (the "Plan"), a deferred compensation plan under the Internal Revenue Code, eligible participants, including Messrs. Day Harmon, Henson and Nelson may contribute from 1% to 15% of pre-tax earnings to their Plan accounts. Contributions may be invested in any of four options selected by the participant, including City Holding Common Stock. City Holding matches, in City Holding Common Stock, 50% of the first 6% of earnings contributed by each participant. Profit-sharing contributions are discretionary as determined annually by the Board of Directors and vest 20% for each year of service after the first year. Based on corporate performance in 1994, profit-sharing contributions equalled 12% of participant's gross salary in 1994. Contributions to all executive officers of City Holding aggregated $81,000, including contributions of $22,000 to Mr. Day, $21,000 to Mr. Harmon, $18,000 to Mr. Henson and $17,000 to Mr. Nelson.

                      CITY HOLDING PERFORMANCE GRAPH

     The following graph portrays a comparison of the yearly percentage change in City Holding's cumulative total shareholder return on City Holding Common Stock (as measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and, (B) the difference between the City Holding Common Stock share price at the end and the beginning of the periods presented; by
(ii) the share price at the beginning of the periods presented) with The Nasdaq Stock Market Index and a Peer Group Index. The Peer Group consists of publicly-traded financial institutions under $1 billion in assets headquartered in Florida, Georgia, North Carolina, Ohio, Pennsylvania, South Carolina, Virginia, Washington, D.C. and West Virginia.

     Graph showing the following data points:

                   1989    1990     1991     1992     1993     1994
City Holding       $100  $99.57   $115.46  $169.33  $272.05   $268.83

Peer Group Index   $100  $77.61   $ 92.26  $138.60  $182.09   $177.76

The Nasdaq Stock
Market Index       $100  $84.92   $136.28  $158.58  $180.93   $176.92


                    CITY HOLDING EMPLOYMENT AGREEMENTS

     City Holding has an executive severance agreement with Mr. Day providing that if his employment is terminated (either voluntarily or involuntarily other than as a normal consequence of death, disability or retirement at a normal retirement age) at any time within a period of two years from a change in control of City Holding, he will receive as compensation for services a lump sum payment (subject to any applicable payroll and other taxes) generally equal to 2.99 times his annual compensation. A "change of control" shall be deemed to have taken place if
(i) a third person acquires shares of City Holding Common Stock that, aggregated with shares of City Holding Common Stock previously held by such person, have 30% or more of the total number of votes that may be cast for the election of directors of City Holding; or (ii) as the result of any cash tender or exchange offer, merger or other business combination or sale of assets, shares of City Holding Common Stock are converted into cash or securities of another corporation.

     Under an agreement with City Holding, Mr. Harmon's base salary increases annually pursuant to a formula based on the net income of First State Bank & Trust, the wholly-owned subsidiary of City Holding of which Mr. Harmon is the President and Chief Executive Officer. As of February 1995, Mr. Harmon is compensated under the City Holding Incentive Plan.

        CITY HOLDING CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1994, City Holding and its subsidiaries had, and expect to have in the future, banking transactions with officers and directors of City Holding, their immediate families and entities in which they are principal owners (more than 10% interest). The transactions are in the ordinary course of business and on substantially the same terms, including interest rates and security, as those prevailing at the same time for comparable transactions with others and do not involve more than the normal risk of collectability or present other unfavorable factors.

     Otis L. O'Connor, Secretary and Director of City Holding, is a partner in Steptoe & Johnson, Charleston, West Virginia, which performed legal services for City Holding in 1994 and is expected to continue to perform similar services in the future.

        CITY HOLDING COMPLIANCE WITH SECTION 16 OF THE EXCHANGE ACT

     City Holding's executive officers, directors and 10% shareholders are required under the Exchange Act to file reports of ownership and changes in ownership with the Commission. Copies of these reports must also be furnished to City Holding. Based solely on review of the copies of such reports furnished to City Holding through the date hereof, or written representations that no reports were required, City Holding believes that during 1994, all filing requirements applicable to its officers, directors and 10% shareholders were met except that Dr. Cales, a director of City Holding, was late in filing one report on Form 4 with the Commission.

          RATIFICATION OF APPOINTMENT OF CITY HOLDING'S AUDITORS

     The City Holding Board of Directors has appointed Ernst & Young LLP to audit the consolidated financial statements of City Holding for the year ending December 31, 1995. The holders of City Holding Common Stock are being asked to ratify this appointment at the City Holding Annual Meeting. Ernst & Young LLP has been City Holding's independent auditor since 1982. The Board of Directors unanimously recommends that shareholders vote FOR such ratification.

     Representatives of Ernst & Young LLP are expected to be present at the City Holding Annual Meeting and will be given an opportunity to make a statement if they desire to do so. They are expected to be available to respond to appropriate questions.

                    CITY HOLDING SHAREHOLDER PROPOSALS

     Holders of City Holding Common Stock having proposals which they desire to present at next year's Annual Meeting should, if they desire that such proposals be included in City Holding's proxy and proxy statement relating to such meeting, submit such proposals in time to be received by City Holding at its principal executive offices in Charleston, West Virginia, no later than November 15, 1995. To be so included, all such submissions must comply with the requirements of Rule 14a-8 of the Commission under the Exchange Act and the Board of Directors directs the close attention of interested shareholders to that Rule.

                         INDEX TO FINANCIAL STATEMENTS

City Holding Company

Consolidated Balance Sheets as of March 31, 1995 and
December 31, 1994 (Unaudited)                                          F-

Consolidated Statements of Income for the Three Month
Period ended March 31, 1995 and 1994 (Unaudited)                       F-

Statement of Changes in Stockholders' Equity for the Three
Months ended March 31, 1995 (Unaudited)                                F-

Consolidated Statements of Cash Flows for the Three Month
Period ended March 31, 1995 and 1994 (Unaudited)                       F-

Notes to Consolidated Financial Statements (Unaudited)                 F-

First Merchants Bancorp, Inc.: Consolidated Balance Sheets as
of March 31, 1995 and December 31, 1994 (Unaudited)                    F-

Consolidated Statements of Income for the Three Months
ended March 31, 1995 and March 31, 1994 (Unaudited)                    F-

Consolidated Statements of Stockholders' Equity for
March 31, 1995 and March 31, 1994 (Unaudited)                          F-

Consolidated Statements of Cash Flows for the Three Months
ended March 31, 1995 and March 31, 1994 (Unaudited)                    F-

Notes to Consolidated Financial Statements (Unaudited)                 F-

City Holding Company: Independent Auditors' Reports                    F-

Consolidated Balance Sheets for the Years ended
December 31, 1994 and 1993                                             F-

Consolidated Statements of Income for the Years ended
December 31, 1994, 1993 and 1992                                       F-

Consolidated Statements of Changes in Stockholders' Equity
for the Years ended December 31, 1994, 1993 and 1992                   F-

Consolidated Statements of Cash Flows for the Years ended
December 31, 1994, 1993 and 1992                                       F-

Notes to Consolidated Financial Statements                             F-

First Merchants Bancorp, Inc.: Independent Auditors' Report            F-

Consolidated Balance Sheets for the Years ended
December 31, 1994 and 1993                                             F-

Consolidated Statements of Income for the Years ended
December 31, 1994, 1993 and 1992                                       F-

Consolidated Statements of Stockholders' Equity for the
Years ended December 31, 1994, 1993 and 1992                           F-

Consolidated Statements of Cash Flows for the Years ended
December 31, 1994, 1993 and 1992                                       F-

Notes to Consolidated Financial Statements                             F-

CONSOLIDATED BALANCE SHEETS
CITY HOLDING COMPANY AND SUBSIDIARIES

Item I.                                                                    MARCH 31        DECEMBER 31
                                                                               1995        1994
ASSETS                                                                      (unaudited)
Cash and due from banks                                                   $  21,036,000 $  27,591,000
Securities available for sale, at fair value                                 68,134,000    67,920,000
Investment securities (approximate market values:
   March 31, 1995--$120,552,000; December 31, 1994--$123,995,000)           122,579,000   128,457,000
Loans
   Gross loans                                                              537,147,000   504,956,000
   Unearned income                                                           (9,076,000)   (9,544,000)
   Allowance for possible loan losses                                        (6,040,000)   (6,017,000)
   NET LOANS                                                                522,031,000   489,395,000
Loans held for sale                                                          44,833,000    30,227,000
Bank premises and equipment                                                  18,432,000    17,678,000
Accrued interest receivable                                                   5,643,000     5,922,000
Other assets                                                                 12,949,000    13,336,000
   TOTAL ASSETS                                                           $ 815,637,000 $ 780,526,000

LIABILITIES
Deposits:
Noninterest-bearing                                                       $  81,424,000 $  80,694,000
Interest-bearing                                                            574,542,000   570,570,000
   TOTAL DEPOSITS                                                           655,966,000   651,264,000
Short-term borrowings                                                        88,796,000    57,483,000
Long-term debt                                                                4,825,000     6,875,000
Other liabilities                                                             7,069,000     8,035,000
   TOTAL LIABILITIES                                                        756,656,000   723,657,000

STOCKHOLDERS' EQUITY
 Preferred stock, par value $25 a share:
  Authorized-500,000 shares; none issued
Common stock, par value $2.50 a share: authorized
  20,000,000 shares; issued and outstanding
  3,779,818 shares as of March 31, 1995 and
  December 31, 1994, including 1,885 shares in
  treasury at March 31, 1995.                                                 9,451,000     9,451,000
Capital Surplus                                                              18,887,000    18,887,000
Retained Earnings                                                            31,750,000    30,605,000
Cost of common stock in treasury                                                (53,000)         NONE
Net unrealized loss on securities available for sale,
 net of deferred income taxes                                                (1,054,000)   (2,074,000)
   TOTAL STOCKHOLDERS' EQUITY                                                58,981,000    56,869,000
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                                   $ 815,637,000 $ 780,526,000

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
CITY HOLDING COMPANY AND SUBSIDIARIES
                                                THREE MONTH PERIOD ENDED
                                                        March 31
                                                   1995          1994
INTEREST INCOME
   Interest and fees on loans                 $ 11,726,000  $  8,985,000
   Interest and dividends on securities:
    Taxable                                      2,639,000     3,135,000
    Tax-exempt                                     420,000       447,000
    Other interest income                                0        98,000
   TOTAL INTEREST INCOME                        14,785,000    12,665,000

INTEREST EXPENSE
   Interest on deposits                          5,369,000     4,889,000
   Interest on short-term borrowings               799,000       109,000
   Interest on long-term debt                      130,000        97,000
   TOTAL INTEREST EXPENSE                        6,298,000     5,095,000

   NET INTEREST INCOME                           8,487,000     7,570,000
PROVISION FOR POSSIBLE LOAN LOSSES                 183,000       201,000

   NET INTEREST INCOME AFTER
     PROVISION FOR  POSSIBLE LOAN LOSSES         8,304,000     7,369,000

OTHER INCOME
   Securities gains(losses)                          3,000        69,000
   Service charges                                 620,000       498,000
   Other                                           472,000       318,000
   TOTAL OTHER INCOME                            1,095,000       885,000

OTHER EXPENSES
   Salaries and employee benefits                3,565,000     3,024,000
   Net occupancy expense                         1,093,000       969,000
   Other                                         2,184,000     1,837,000
   TOTAL OTHER EXPENSES                          6,842,000     5,830,000

   INCOME BEFORE INCOME TAXES                    2,557,000     2,424,000
INCOME TAXES                                       813,000       766,000

NET INCOME                                     $ 1,744,000   $ 1,658,000
Net income per common share                    $       .46   $       .44
Average common shares outstanding                3,778,965     3,772,006








See notes to consolidated financial statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
CITY HOLDING COMPANY AND SUBSIDIARIES
Three months Ended March 31, 1995

                                                                                 NET
                                                                              UNREALIZED
                                                                              GAIN/(LOSS)
                                                                               SECURITIES                       TOTAL
                                      COMMON       CAPITAL        RETAINED    AVAILABLE           TREASURY   STOCKHOLDERS'
                                      STOCK        SURPLUS        EARNINGS     FOR SALE            STOCK       EQUITY

Balances
 at December 31, 1994               $9,451,000    $18,887,000    $30,605,000  ($2,074,000)               0  $56,869,000

Net income                                                         1,744,000                                  1,744,000

Cash dividends
 declared ($.16/share)                                              (599,000)                                  (599,000)

Change in unrealized gain/(loss)
 net of income taxes of $719,000                                                1,020,000                     1,020,000

Cost of 2,313 shares of
 common stock acquired
 for treasury                                                                                      (65,000)     (65,000)

Issuance of 428 shares
 of treasury stock                                                                                  12,000       12,000
Balances
 at March 31, 1995                  $9,451,000    $18,887,000    $31,750,000   $(1,054,000)       ($53,000) $58,981,000

                                                                                  NET
                                                                                 UNREALIZED
Three months Ended March 31, 1994                                               GAIN/(LOSS)
                                                                                 SECURITIES                    TOTAL
                                       COMMON         CAPITAL       RETAINED     AVAILABLE        TREASURY  STOCKHOLDERS'
                                       STOCK          SURPLUS       EARNINGS      FOR SALE         STOCK       EQUITY

Balances
 at December 31, 1993               $8,846,000    $13,999,000    $35,222,000     ($23,000)    ($2,210,000)   $55,834,000

Net income                                                         1,658,000                                   1,658,000

Cash dividends
 declared ($.15/share)                                              (476,000)                                  (476,000)

Adjustment to beginning balance
 of unrealized gain on securities
 for change in accounting method,
 net of income taxes of $704,000                                                1,055,000                     1,055,000

Changes in net unrealized
 gain/(loss), net of income
 taxes of $597,000                                                               (905,000)                     (905,000)

Issuance of 1,053 shares of
 treasury stock                                         5,000                                      25,000        30,000

Balances
 at March 31, 1994                  $8,846,000    $14,004,000    $36,404,000    $ 127,000     ($2,185,000)  $57,196,000

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                   THREE MONTH PERIOD ENDED
                                                                           MARCH 31

                                                                   1995                1994
OPERATING ACTIVITIES
Net Income                                                      $1,744,000          $1,658,000
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Net amortization                                                236,000             237,000
   Provision for depreciation                                      534,000             389,000
   Provision for loan losses                                       183,000             201,000
   Realized securities gains                                        (3,000)            (69,000)
   Loan originated for sale                                     (9,114,000)         (2,418,000)
   Purchases of loans held for sale                            (43,448,000)        (15,861,000)
   Proceeds from loans sold                                     37,998,000                   0
   Realized gains on loans sold                                    (42,000)                  0
   Minority interest in income of subsidiary                             0              17,000
   Decrease (increase) in accrued interest receivable              279,000             (85,000)
   Increase in other assets                                       (444,000)         (1,233,000)
   Decrease (increase) in other liabilities                       (966,000)            425,000

NET CASH USED IN OPERATING ACTIVITIES                          (13,043,000)        (16,739,000)

INVESTING ACTIVITIES
 Proceeds from sales of securities available for sale           10,533,000           3,305,000
 Proceeds from maturities of securities available for sale       2,325,000          10,656,000
 Purchases of securities available for sale                    (11,273,000)         (9,074,000)
 Proceeds from sales of securities                                       0                   0
 Proceeds from maturities of securities                          6,697,000          56,722,000
 Purchases of securities                                        (1,000,000)        (48,330,000)
 Net increase in loans                                         (32,819,000)         (4,953,000)
 Purchases of premises and equipment                            (1,288,000)           (541,000)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES            (26,825,000)          7,785,000

FINANCING ACTIVITIES
 Net increase in noninterest bearing deposits                      730,000           2,027,000
 Net increase in interest-bearing deposits                       3,972,000          13,519,000
 Net increase (decrease) in short-term borrowings               31,313,000          (5,089,000)
 Proceeds from long-term-debt                                    2,150,000                   0
 Repayment of long-term debt                                    (4,200,000)                  0
 Purchases of treasury stock                                       (65,000)                  0
 Proceeds from sales of treasury stock                              12,000              30,000
 Cash dividends paid                                              (599,000)           (476,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES                       33,313,000          10,011,000

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                (6,555,000)          1,057,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                27,591,000          27,436,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $21,036,000         $28,493,000


See notes to consolidated financial statement

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                 March 31, 1995

          NOTE A - BASIS OF PRESENTATION

         The accompanying consolidated financial statements, which are unaudited, include all the accounts of City Holding Company (the Parent Company) and its wholly owned subsidiaries (collectively, the Company).
All material intercompany transactions have been eliminated. The consolidated financial statements include all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations and financial condition for each of the periods presented. Such adjustments are of a normal recurring nature. The results of operations for the three months ended March 31, 1995, are not necessarily indicative of the results of operations that can be expected for the year ending December 31, 1995. The Company's accounting and reporting policies conform with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. For further information, refer to the consolidated financial statements and footnotes thereto included in the City Holding Company annual report on Form 10-K for the year ended December 31, 1994.

          NOTE B - INCOME TAXES

               The consolidated provision for income taxes is based upon financial statement earnings. The effective tax rate for the three months ended March 31, 1995, of 31.80% varied from the statutory federal income tax rate primarily due to state income taxes and the tax effects of nontaxable interest income and the amortization of goodwill.


          NOTE C - COMMITMENTS AND CONTINGENT LIABILITIES

               In the normal course of business, there are various commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, that are not included in the consolidated financial statements. These commitments approximate $49,248,000 at March 31, 1995. These arrangements, consisting principally of unused lines of credit issued in the normal course of business, have credit risks essentially the same as that involved in extending loans to customers and are subject to the Company's standard credit policies. Standby letters of credit, which total $3,662,000, have historically expired unfunded.

          NOTE D - STOCKHOLDERS' EQUITY

               In April 1994, the Company announced the implementation of an Open Market Stock Purchase Plan (the Plan). The Board of Directors allocated $5 million to be used over the next two years to purchase shares of the Company's common stock. The Plan was authorized to commence May 1, 1994. The Plan as of March 31, 1995 has not reacquired a material number of shares.

          NOTE E - ACCOUNTING PRONOUNCEMENT WITH DELAYED EFFECTIVE DATE

               On January 1, 1995, the Company adopted Statement of Financial Accounting Standards (FAS) No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that impaired loans be identified and measured based on the present value of expected future cash flows discounted at the loan's effective interest rate on the fair value of the collateral if the loan is collateral dependent. FAS No. 114 did not have a material impact on the Company's financial position or results of operations.

          NOTE F - PENDING MERGER

              In March 1995, the Company signed a definitive agreement to acquire First Merchants Bancorp, Montgomery, West Virginia (Merchants). At March 31, 1995, Merchants reported total assets of approximately $108
million.   Under the definitive agreement signed by the parties, Merchants shareholders will receive 1.60 shares of the Company's common stock for
each share of Merchants' 576,000 outstanding shares.   It is anticipated
that the transaction will be accounted for under the pooling of interests method of accounting. It is expected that the merger will be consummated in the third quarter of 1995. The following condensed unaudited proforma financial information presents selected balance sheet amounts and operating results of the Company and Merchants as though they had been combined during all periods indicated below.
                            (In thousands, except per share data)

                                 December 31  March 31  March 31
                                   1994          1995      1994
AT PERIOD END
  Net loans                       $547,809     $573,225  $469,860
  Total deposits                   746,805      751,005   728,676
  Total assets                     895,817      923,783   830,187


SUMMARY OF OPERATIONS            Year Ended       Three months
                                 December 31        March 31
                                   1994          1995      1994

  Net interest income            $  37,594    $   9,707 $   8,685
  Net income                         8,142        2,040     1,906
  Net income per common share         1.74          .43       .41


          NOTE G - LONG-TERM BORROWINGS

              Long-term debt consists of a $10,000,000 revolving line of credit of the Parent Company with a variable rate based on the lesser of the adjusted LIBOR rate plus 1.875% per annum or the lender's base rate less .25% per annum (8.00% at March 31, 1995) due on June 30, 1995. The lender has the option to extend the maturity date for an additional twelve months. As of March 31, 1995, the outstanding balance was equal to $4,825,000. Interest on this obligation is payable quarterly, and the Parent Company has pledged the common stock of The City National Bank of Charleston and the Peoples Bank of Point Pleasant as security for the loan. Management intends to refinance this loan according to the provisions provided in the agreement.

CONSOLIDATED BALANCE SHEETS
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY
                                                   MARCH 31    DECEMBER 31
                                                     1995          1994
                                                  (UNAUDITED)
ASSETS                                           ------------  ------------
  Cash and due from banks                          $4,520,275    $5,211,650
  Federal funds sold                                   50,000       810,000
                                                 ------------  ------------
                      CASH AND CASH EQUIVALENTS     4,570,275     6,021,650

  Interest-bearing deposits in other banks            643,304       670,734
  Securities available for sale (cost: 03-31-95 -
    $16,217,850: 12-31-94 - $16,204,906)           15,397,296    14,888,731
  Securities held to maturity (approximate market
    value: 3-31-95 - $29,914,923;
    12-31-94 - $28,304,476)                        29,576,766    28,648,209
  Loans - gross                                    51,808,607    59,015,396
  Less:  Unearned income                             (140,358)     (141,203)
         Allowance for loan losses                   (474,166)     (460,000)
                                                 ------------  ------------
                                    LOANS - NET    51,194,083    58,414,193

  Premises and equipment                            3,572,119     3,452,390
  Other assets                                      3,192,401     3,195,202
                                                 ------------  ------------
                                   TOTAL ASSETS  $108,146,244  $115,291,109
                                                 ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
    Deposits:
      Noninterest bearing                         $14,001,035   $13,674,107
      Interest bearing                             81,038,184    81,867,045
                                                 ------------  ------------
                                 TOTAL DEPOSITS    95,039,219    95,541,152
    Short-term borrowings:
      Securities sold under agreements
        to repurchase                               1,697,766     8,634,139
      Other short-term borrowings                     274,217       509,881
                                                 ------------  ------------
                    TOTAL SHORT-TERM BORROWINGS     1,971,983     9,144,020
    Other liabilities                               1,154,957     1,144,151
                                                 ------------  ------------
                              TOTAL LIABILITIES    98,166,159   105,829,323
  Stockholders' equity:
    Common stock, $2 par value, 1,000,000 shares
      authorized, 576,000 shares issued and
      outstanding                                   1,152,000     1,152,000
    Surplus                                           649,343       649,343
    Retained earnings                               8,671,075     8,450,153
    Net unrealized (loss) gain on Securities
      available for sale, net of related taxes
      of $(328,221) and $(526,465), respectively     (492,333)     (789,710)
                                                 ------------  ------------
                     TOTAL STOCKHOLDERS' EQUITY     9,980,085     9,461,786
                                                 ------------  ------------,
                          TOTAL LIABILITIES AND
                           STOCKHOLDERS' EQUITY  $108,146,244  $115,291,109
                                                 ============  ============
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY


                                                     THREE MONTHS ENDED
                                                          MARCH 31
                                                     1995          1994
                                                  ----------    ----------
INTEREST INCOME
  Interest and fees on loans                      $1,255,395    $1,158,982
  Interest and dividends on securities:
    Taxable                                          549,750       432,004
    Nontaxable                                       168,826       194,909
  Interest on federal funds sold                      11,497        10,997
  Interest on deposits with other banks               15,849        23,273
                                                  ----------    ----------
                           TOTAL INTEREST INCOME   2,001,317     1,820,165

INTEREST EXPENSE
  Interest on deposits                               724,923       679,740
  Interest on short-term borrowings                   56,881        25,033
                                                  ----------    ----------
                          TOTAL INTEREST EXPENSE     781,804       704,773
                                                  ----------    ----------
                             NET INTEREST INCOME   1,219,513     1,115,393
PROVISION FOR LOAN LOSSES                             18,000        25,500
                                                  ----------    ----------
                       NET INTEREST INCOME AFTER
                       PROVISION FOR LOAN LOSSES   1,201,513     1,089,892

OTHER INCOME
  Service charges on deposit accounts                 88,276        73,117
  Other service charges and fees                      10,831        11,395
  Other income                                        55,140        49,707
  Investment securities gains, net                         0         8,300
                                                  ----------    ----------
                              TOTAL OTHER INCOME     154,247       142,519

OTHER EXPENSE
  Salaries and employee benefits                     471,142       461,057
  Occupancy expense of premises                       80,113        71,758
  Furniture and equipment expense                     71,446        71,802
  Other operating expenses                           337,282       310,072
                                                  ----------    ----------
                             TOTAL OTHER EXPENSE     959,983       914,689
                                                  ----------    ----------
                INCOME BEFORE INCOME TAXES           395,777       317,722
INCOME TAXES                                          99,975        69,699
                                                  ----------    ----------

                                     NET INCOME     $295,802      $248,023
                                                  ==========    ==========

               EARNINGS PER COMMON SHARE :

                  Net income                            $.51          $.43
                                                    ========      ========

                      AVERAGE SHARES OUTSTANDING     576,000       576,000
                                                    ========      ========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY




                                                        Net
                                                    Unrealized
                                                    (Loss) Gain    Total
                   Common                 Retained       on     St'holders'
                   Stock       Surplus    Earnings   Securities    Equity
                 ----------  ----------  ----------  ----------  ----------
Balance at
 Dec. 31, 1994   $1,152,000    $649,343  $8,450,153   $(789,710) $9,461,786

Net income                                  295,802                 295,802

Cash dividends
  declared
($.13 per share)                            (74,880)                (74,880)

Change in net
 unrealized gain
  (loss) on
 Securities AFS
 net of taxes of
 $(198,244)                                             297,377     297,377
                 ----------  ----------  ----------  ----------  ----------
Balance at
March 31, 1995   $1,152,000    $649,343  $8,671,075   $(492,333) $9,980,085
                 ==========  ==========  ==========  ==========  ==========





Balance at
 Dec. 31, 1993   $1,152,000    $649,343  $7,665,033    $304,990  $9,771,366

Net income                                  248,023                 248,023

Cash dividends
 declared
($.13 per share)                            (74,880)                (74,880)

Change in net
unrealized gain
(loss) on
securities AFS
net of taxes
of (237,772)                               (356,679)   (356,679)
                 ----------  ----------  ----------  ----------  ----------
Balance at
 March 31, 1994  $1,152,000    $649,343  $7,838,176    $(51,689) $9,587,830
                 ==========  ==========  ==========  ==========  ==========







See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY

                                                       THREE MONTHS ENDED
                                                     MARCH 31      MARCH 31
                                                       1995          1994
                                                    ----------    ----------
OPERATING ACTIVITIES
  Net income                                         $295,802      $248,023
  Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
      Net amortization                                (11,811)       39,474
      Provision for loan losses                        18,000        25,500
      Depreciation                                     50,665        51,900
      Securities, gain net                                  0        (8,300)
      Purchases of trading securities                       0             0
      Proceeds from sales of trading securities             0             0
      Increase in other assets                       (186,153)     (127,285)
      Increase (Decrease) in other liabilities        108,725       (26,783)
                                                   ----------    ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES           275,228       202,529

INVESTING ACTIVITIES
  Purchases of securities held to maturity         (2,237,949)     (669,238)
  Purchases of securities available for sale          (18,500)     (698,238)
  Proceeds from maturities and calls of securities
      held to maturity                              1,326,768     1,038,389
  Proceeds from sales of securities
    held to maturity                                        0             0
  Proceeds from sales of securities
    available for sale                                      0       500,000
  Net decrease in short-term investments               27,430       587,531
  Net decrease (increase) in loans                  7,185,628    (2,710,101)
  Purchases of premises and equipment                (170,394)      (10,479)
  Proceeds from sale of other real estate owned         7,185             0
                                                   ----------    ----------
  NET CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                            6,120,168    (1,962,136)

FINANCING ACTIVITIES
  Net increase in noninterest-bearing deposits        326,928     1,727,574
  Net (decrease) increase in
    interest-bearing deposits                        (828,861)    1,445,110
  Net (decrease) in repurchase agreements          (6,936,374)   (1,124,862)
  Net (decrease) in other short-term borrowings      (235,664)      (55,920)
  Cash dividends paid                                (172,800)     (155,520)
                                                   ----------    ----------
  NET CASH (USED IN ) PROVIDED BY
    FINANCING ACTIVITIES                           (7,846,771)    1,836,382
                                                   ----------    ----------

                 NET (DECREASE) INCREASE IN CASH
                            AND CASH EQUIVALENTS   (1,451,375)       76,775

Cash and cash equivalents at beginning of period    6,021,650     5,146,864
                                                   ----------    ----------

      CASH AND CASH EQUIVALENTS AT END OF PERIOD    4,570,275     5,223,639
                                                   ==========    ==========



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY
March 31, 1995


NOTE A - GENERAL

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, and with the instructions to Form 10-Q and
Article 10 of Regulation S-X, and conform to general reporting practices within the banking industry. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting and reporting policies followed in the preparation of these financial statements are consistent with those applied in the preparation of the Consolidated Financial Statements of First Merchants Bancorp, Inc. and Subsidiary (the Company) as of and for the year ended December 31, 1994. The notes included herein should be read in conjunction with the notes to consolidated financial statements included in the 1994 annual report on Form 10-k.

In the opinion of management, all adjustments necessary for a fair presentation of financial position and results of operations for the interim periods have been made. Such adjustments are of a normal recurring nature. Operating results for the three months ended March 31, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.


NOTE B - INCOME TAXES

The principal reasons for the difference between the effective tax rate and the statutory federal tax rate are tax exempt interest and state income tax expense.

At the end of each month, the Company makes its best estimate of the effective tax rate expected for the year and uses this rate in providing for income taxes on an interim basis.


NOTE C - COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various commitments to extend credit under standby letters of credit and lines of credit which are not reflected in the accompanying financial statements. As of March 31, 1995 the Company's subsidiary had commitments outstanding to extend credit under standby letters of credit and lines of credit of approximately $422,051 and $2,288,323, respectively. Such commitments have essentially the same credit risk as that involved in extending loans to customers and are subject to the Company's standard credit policies. Historically, substantially all standby letters of credit expire unfunded. Management does not anticipate any material losses as a result of these commitments.

NOTE D - ACCOUNTING PRONOUNCEMENTS WITH DELAYED EFFECTIVE DATES

The Company adopted the provisions of FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995. Statement 114 requires that certain impaired loans be measured based on the present value of expected future cash flows, discounted at the effective interest rate of the loan, or, as a practical expedient, the loan may be valued at the fair value of the collateral if the loan is collateral dependent. Adoption of the Statement was not material to the Company's financial condition.


NOTE E - PENDING MERGER

On March 14, 1995, the Company's Board of Directors approved a plan of merger whereunder the Company will be acquired by City Holding Company. The merger is subject to approval of shareholders and regulators and is expected to be consummated in the summer of 1995.

                     REPORT OF INDEPENDENT AUDITORS




BOARD OF DIRECTORS AND STOCKHOLDERS
CITY HOLDING COMPANY


 We have audited the accompanying consolidated balance sheets of City Holding Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1994, 1993 or 1992 consolidated financial statements of Hinton Financial Corporation and subsidiary which statements reflect total revenues constituting 8%, 10% and 12% of the 1994, 1993 and 1992 consolidated totals, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Hinton Financial Corporation and subsidiary, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

 In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of City Holding Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

 As discussed in NOTE FOUR to the consolidated financial statements, City Holding Company changed its method of accounting for certain debt and equity securities as of January 1, 1994.

                                        /s/ Ernst & Young LLP

Charleston, West Virginia
January 20, 1995

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Hinton Financial Corporation
Hinton, West Virginia


   We have audited the accompanying consolidated balance sheets of Hinton Financial Corporation and Subsidiary as of December 31, 1994, and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994, (not presented separately, herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hinton Financial Corporation and Subsidiary as of December 31, 1994, and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


                     /S/ PERSINGER & COMPANY, L.L.C.


Beckley, West Virginia
January 6, 1995









CONSOLIDATED BALANCE SHEETS
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                   DECEMBER 31
                                                             1994             1993
ASSETS
  CASH AND DUE FROM BANKS                               $  27,591,000     $  23,966,000
  FEDERAL FUNDS SOLD                                                          3,470,000
  SECURITIES AVAILABLE FOR SALE, AT FAIR VALUE             67,920,000
  SECURITIES AVAILABLE FOR SALE (APPROXIMATE MARKET
    VALUES AT DECEMBER 31, 1993, $77,286,000)                                75,527,000
  INVESTMENT SECURITIES (APPROXIMATE MARKET VALUES:
    1994-$123,995,000; 1993-$170,745,000)                 128,457,000       166,110,000
  LOANS:
    GROSS LOANS                                           504,956,000       424,280,000
    UNEARNED INCOME                                        (9,544,000)      (10,526,000)
    ALLOWANCE FOR POSSIBLE LOAN LOSSES                     (6,017,000)       (5,764,000)
      NET LOANS                                           489,395,000       407,990,000
  LOANS HELD FOR SALE                                      30,227,000
  BANK PREMISES AND EQUIPMENT                              17,678,000        15,426,000
  ACCRUED INTEREST RECEIVABLE                               5,922,000         5,292,000
  OTHER ASSETS                                             13,336,000         9,297,000
      TOTAL ASSETS                                      $ 780,526,000     $ 707,078,000

LIABILITIES
  DEPOSITS:
    NONINTEREST-BEARING                                 $  80,694,000     $  67,633,000
    INTEREST-BEARING                                      570,570,000       549,700,000
      TOTAL DEPOSITS                                      651,264,000       617,333,000
  SHORT-TERM BORROWINGS                                    57,483,000        21,669,000
  LONG-TERM DEBT                                            6,875,000         5,875,000
  OTHER LIABILITIES                                         8,035,000         5,863,000
  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                                  504,000
    TOTAL LIABILITIES                                     723,657,000       651,244,000

STOCKHOLDERS' EQUITY
  PREFERRED STOCK, PAR VALUE $25 A SHARE: AUTHORIZED -
    500,000 SHARES; NONE ISSUED
  COMMON STOCK, PAR VALUE $2.50 A SHARE: AUTHORIZED -
    20,000,000 SHARES; ISSUED AND OUTSTANDING: 1994 -
    3,780,477 SHARES; 1993 - 3,538,671 SHARES
      INCLUDING
    109,761 SHARES IN TREASURY AT DECEMBER 31, 1993         9,451,000         8,846,000
  CAPITAL SURPLUS                                          18,887,000        13,999,000
  RETAINED EARNINGS                                        30,605,000        35,222,000
  NET UNREALIZED LOSS ON SECURITIES AVAILABLE FOR SALE,
    NET OF DEFERRED INCOME TAXES                           (2,074,000)          (23,000)
                                                           56,869,000        58,044,000
  COST OF COMMON STOCK IN TREASURY                                           (2,210,000)
      TOTAL STOCKHOLDERS' EQUITY                           56,869,000        55,834,000
COMMITMENTS AND CONTINGENT LIABILITIES
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 780,526,000     $ 707,078,000

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.





CONSOLIDATED STATEMENTS OF INCOME
CITY HOLDING COMPANY AND SUBSIDIARIES




                                                                        YEAR ENDED DECEMBER 31

                                                             1994             1993             1992
INTEREST INCOME
  INTEREST AND FEES ON LOANS                                 $ 41,167,000     $ 33,251,000    $ 28,222,000
  INTEREST ON INVESTMENT SECURITIES:
   TAXABLE                                                     12,071,000       12,650,000      12,895,000
   TAX-EXEMPT                                                   1,716,000        1,839,000       1,880,000
  OTHER INTEREST INCOME                                           194,000          476,000         530,000
    TOTAL INTEREST INCOME                                      55,148,000       48,216,000      43,527,000

INTEREST EXPENSE
  INTEREST ON DEPOSITS                                         20,110,000       18,849,000      18,514,000
  INTEREST ON SHORT-TERM BORROWINGS                             1,687,000          424,000         329,000
  INTEREST ON LONG-TERM DEBT                                      445,000          274,000          35,000
    TOTAL INTEREST EXPENSE                                     22,242,000       19,547,000      18,878,000
    NET INTEREST INCOME                                        32,906,000       28,669,000      24,649,000
PROVISION FOR POSSIBLE LOAN LOSSES                                953,000        1,341,000       2,222,000
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN
  LOSSES                                                       31,953,000       27,328,000      22,427,000
OTHER INCOME
  INVESTMENT SECURITIES (LOSSES) GAINS                           (803,000)         322,000           9,000
  SERVICE CHARGES                                               2,396,000        1,893,000       1,362,000
  OTHER INCOME                                                  3,054,000          789,000         526,000
    TOTAL OTHER INCOME                                          4,647,000        3,004,000       1,897,000

OTHER EXPENSES
  SALARIES AND EMPLOYEE BENEFITS                               13,122,000       10,172,000       7,695,000
  OCCUPANCY,  EXCLUDING DEPRECIATION                            2,452,000        1,486,000       1,360,000
  DEPRECIATION                                                  1,829,000        1,386,000         988,000
  OTHER EXPENSES                                                9,045,000        7,907,000       5,866,000
    TOTAL OTHER EXPENSES                                       26,448,000       20,951,000      15,909,000
    INCOME BEFORE INCOME TAXES                                 10,152,000        9,381,000       8,415,000
INCOME TAXES                                                    3,193,000        2,949,000       2,511,000
            NET INCOME                                       $  6,959,000     $  6,432,000    $  5,904,000
NET INCOME PER COMMON SHARE                                  $       1.85     $       1.71    $       1.56
AVERAGE COMMON SHARES OUTSTANDING                               3,772,638        3,762,783       3,779,502




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                                   UNREALIZED LOSS
                                       COMMON                                       ON SECURITIES                         TOTAL
                                       STOCK          CAPITAL        RETAINED        AVAILABLE         TREASURY      STOCKHOLDERS'
                                     (PAR VALUE)      SURPLUS        EARNINGS         FOR SALE           STOCK          EQUITY
BALANCES AT JANUARY 1, 1992     $  7,978,000        $ 8,913,000   $ 31,649,000      $ (25,000)     $  (330,000)      $  48,185,000
NET INCOME                                                           5,904,000                                           5,904,000
COST OF 31,422 SHARES OF
  COMMON STOCK
  ACQUIRED FOR  TREASURY                                                                              (548,000)           (548,000)
SALE OF 38,107 SHARES
  OF  TREASURY STOCK                                   287,000                                         378,000             665,000
CHANGE IN NET UNREALIZED LOSS
  ON MARKETABLE EQUITY
  SECURITIES                                                                          (70,000)                             (70,000)
ISSUANCE OF 10% STOCK DIVIDEND       681,000         4,098,000      (4,779,000)
CASH DIVIDENDS--$.49 A SHARE                                        (1,522,000)                                         (1,522,000)
CASH DIVIDENDS OF ACQUIRED
  SUBSIDIARIES                                                        (299,000)                                           (299,000)

BALANCES AT DECEMBER 31, 1992      8,659,000        13,298,000      30,953,000        (95,000)         (500,000)        52,315,000
NET INCOME                                                           6,432,000                                           6,432,000
CASH DIVIDENDS--$.56 A SHARE                                        (1,833,000)                                         (1,833,000)
CASH DIVIDENDS OF ACQUIRED
  SUBSIDIARY                                                          (330,000)                                           (330,000)
COMMON STOCK ISSUED IN
  ACQUISITION                        187,000           644,000                                                             831,000
CHANGE IN NET UNREALIZED LOSS
  ON MARKETABLE EQUITY SECURITIES                                                      72,000                               72,000
COST OF 96,072 SHARES OF
  COMMON STOCK ACQUIRED FOR
  TREASURY                                                                                           (2,218,000)        (2,218,000)
SALE OF 22,801 SHARES OF
  TREASURY STOCK                                        57,000                                          508,000            565,000
BALANCES AT DECEMBER 31, 1993      8,846,000        13,999,000      35,222,000         (23,000)      (2,210,000)        55,834,000

NET INCOME                                                           6,959,000                                           6,959,000
CASH DIVIDENDS
  DECLARED-- $.59 A SHARE                                           (1,930,000)                                         (1,930,000)
CASH DIVIDENDS OF
  ACQUIRED SUBSIDIARY                                                 (366,000)                                           (366,000)
ADJUSTMENT TO BEGINNING BALANCE
  FOR CHANGE IN ACCOUNTING
  METHOD, NET OF INCOME
  TAXES OF $704,000                                                                   1,055,000                          1,055,000
CHANGE IN UNREALIZED GAIN/(LOSS)
  NET OF INCOME TAXES OF $1,761,000                                                  (3,106,000)                        (3,106,000)
REDEMPTION OF FRACTIONAL AND
  DISSENTER SHARES                                  (1,843,000)                                                         (1,843,000)
COST OF 7,002 SHARES OF
  COMMON STOCK ACQUIRED FOR TREASURY                                                                    (193,000)         (193,000)
SALE OF 14,898 SHARES OF
  TREASURY STOCK                                       131,000                                           328,000           459,000
RETIREMENT OF 101,865 SHARES
  OF COMMON STOCK HELD IN TREASURY  (255,000)       (1,820,000)                                        2,075,000
ISSUANCE OF 10% STOCK DIVIDEND       860,000         8,420,000     (9,280,000)
BALANCES AT DECEMBER 31, 1994   $  9,451,000      $ 18,887,000  $  30,605,000     $  (2,074,000)      $        0     $  56,869,000

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                           YEAR ENDED DECEMBER 31
                                                                  1994              1993               1992

OPERATING ACTIVITIES
  NET INCOME                                                 $   6,959,000     $   6,432,000     $   5,904,000
  ADJUSTMENTS TO RECONCILE NET INCOME TO NET
    CASH PROVIDED BY OPERATING ACTIVITIES:
      NET AMORTIZATION                                             960,000           725,000           306,000
      PROVISION FOR DEPRECIATION                                 1,829,000         1,386,000           988,000
      PROVISION FOR POSSIBLE LOAN LOSSES                           953,000         1,341,000         2,222,000
      DEFERRED INCOME TAX BENEFIT                                 (303,000)         (153,000)         (402,000)
      MINORITY INTEREST IN INCOME OF SUBSIDIARY                                       10,000
      LOANS ORIGINATED FOR SALE                                (24,729,000)
      PURCHASES OF LOANS HELD FOR SALE                        (189,719,000)
      PROCEEDS FROM LOANS SOLD                                 184,221,000
      REALIZED INVESTMENT SECURITIES LOSSES (GAINS)                803,000          (322,000)           (9,000)
      LOSS ON SALE OF FORECLOSED PROPERTIES                                                             22,000
      (INCREASE) DECREASE IN ACCRUED INTEREST
        RECEIVABLE                                                (630,000)         (132,000)          165,000
      (INCREASE) DECREASE IN OTHER ASSETS                       (2,961,000)          721,000          (212,000)
      INCREASE (DECREASE) IN OTHER LIABILITIES                   2,172,000           157,000          (651,000)
        NET CASH (USED IN) PROVIDED BY
         OPERATING ACTIVITIES                                  (20,445,000)       10,165,000         8,333,000

INVESTING ACTIVITIES
  PROCEEDS FROM SALES OF INVESTMENT SECURITIES                                     9,218,000         5,304,000
  PROCEEDS FROM MATURITIES AND CALLS OF INVESTMENT
    SECURITIES                                                  75,181,000       142,801,000       119,936,000
  PURCHASES OF INVESTMENT SECURITIES                           (52,758,000)     (184,643,000)     (131,466,000)
  PROCEEDS FROM SALES OF SECURITIES AVAILABLE FOR SALE          33,946,000
  PROCEEDS FROM MATURITIES AND CALLS OF SECURITIES
    AVAILABLE FOR SALE                                          13,093,000         5,539,000
  PURCHASES OF SECURITIES AVAILABLE FOR SALE                   (28,791,000)
  NET INCREASE IN LOANS                                        (82,358,000)      (77,007,000)      (43,989,000)
  NET CASH (PAID) ACQUIRED IN ACQUISITIONS                        (504,000)       41,454,000         2,564,000
  SALE OF FORECLOSED PROPERTIES                                                       10,000           125,000
  PURCHASES OF PREMISES AND EQUIPMENT                           (4,081,000)       (5,166,000)       (2,299,000)
      NET CASH USED IN INVESTING ACTIVITIES                    (46,272,000)      (67,794,000)      (49,825,000)

FINANCING ACTIVITIES
  NET INCREASE IN NONINTEREST-BEARING DEPOSITS                  13,061,000         2,456,000        18,509,000
  NET INCREASE IN INTEREST-BEARING DEPOSITS                     20,870,000        30,091,000        40,607,000
  NET INCREASE IN SHORT-TERM BORROWINGS                         35,814,000        12,175,000         1,110,000
  PROCEEDS FROM LONG-TERM DEBT                                   6,875,000         5,225,000         4,000,000
  REPAYMENT OF LONG-TERM DEBT                                   (5,875,000)       (3,350,000)
  PURCHASES OF TREASURY STOCK                                     (193,000)       (2,218,000)         (548,000)
  PROCEEDS FROM SALES OF TREASURY STOCK                            459,000           565,000           665,000
  REDEMPTION OF DISSENTER AND FRACTIONAL SHARES                 (1,843,000)
  CASH DIVIDENDS PAID                                           (2,296,000)       (2,163,000)       (1,821,000)
      NET CASH PROVIDED BY FINANCING  ACTIVITIES                66,872,000        42,781,000        62,522,000
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 155,000       (14,848,000)       21,030,000
  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                27,436,000        42,284,000        21,254,000
     CASH AND CASH EQUIVALENTS AT END OF YEAR                $  27,591,000     $  27,436,000     $  42,284,000


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

DECEMBER 31, 1994

NOTE ONE
SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

   SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES: The accounting and reporting policies of City Holding Company and its subsidiaries (the Company) conform with generally accepted accounting principles. The following is a summary of the more significant policies.

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of City Holding Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 CASH AND CASH EQUIVALENTS: The Company considers cash and due from banks and federal funds sold as cash and cash equivalents. The carrying amounts reported in the December 31, 1994 and 1993, consolidated balance sheets for cash and cash equivalents approximate those assets' fair values.

  SECURITIES: Management determines the appropriate classification of securities at the time of purchases. If management has the intent and the Company has the ability at the time of purchase to hold debt securities to maturity, they are classified as investments and are stated at cost, adjusted for amortization of premiums and accretion of discounts. At December 31, 1994, debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale along with the Company's investment in equity securities. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. Securities classified as available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors.

  At December 31, 1993, equity securities were stated at the lower of cost or market value, while debt securities were carried at amortized cost. Gains and losses on the sale of securities are computed by the specific identification method and are reported separately in the consolidated statements of income.

  LOANS: Interest income on loans is accrued and credited to operations based upon the principal amount outstanding, using methods which generally result in level rates of return. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and related accrued interest, and the loan is in process of collection.

 LOANS HELD FOR SALE: Loans held for sale represent mortgage loans the Company has either purchased or originated with the intent to sell on the secondary market and are carried at the lower of cost or estimated fair value.

   ALLOWANCE FOR LOAN LOSSES: The provision for possible loan losses included in the consolidated statements of income is based upon management's evaluation of individual credits in the loan portfolio, historical loan loss experience, current and expected future economic conditions, and other relevant factors. These provisions, less net charge-offs, comprise the allowance for loan losses. In management's judgment, the allowance for loan losses is maintained at a level adequate to provide for probable losses on existing loans.

   BANK PREMISES AND EQUIPMENT: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE ONE
SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

 INTANGIBLES: Intangible assets, which are included in other assets in the consolidated balance sheets, are comprised of goodwill and core deposits which are amortized using straight-line (15 year life) and accelerated methods (10 year life), respectively, over their estimated useful lives.

  During 1994, the Company purchased mortgage loan servicing rights totaling $1,200,000 which are also included in other assets in the consolidated balance sheets. The servicing rights are being amortized using an accelerated method over the period of estimated net servicing income.

  INCOME TAXES: The consolidated provision for income taxes is based upon reported income and expense. Deferred income taxes (included in other assets) are provided for temporary differences between financial reporting and tax bases of assets and liabilities. The Company files a consolidated income tax return. The respective subsidiaries generally provide for income taxes on a separate return basis and remit amounts determined to be currently payable to the Parent Company.

 NET INCOME PER COMMON SHARE: Net income per common share is based on the weighted average common shares outstanding during each year. On December 12, 1994, a 10% stock dividend was declared by the Board of Directors for shareholders of record on January 2, 1995. The stock dividend was paid on January 15, 1995, and all stock related data in the consolidated financial statements reflects the stock dividend.A 10% stock dividend was also declared in 1992. For each declaration an amount equal to the fair value of the additional shares issued was transferred from retained earnings to the common stock and capital surplus accounts.

  LOAN FEES AND COST: Loan origination and commitment fees and direct loan origination costs are principally being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of loan yield over the life of the related loan.

  STATEMENTS OF CASH FLOWS: Cash paid for interest, including long-term debt, was $21,998,000, $19,693,000 and $19,996,000 in 1994, 1993, and
1992, respectively. Cash paid for income taxes was $3,219,000, $2,877,000, and $2,957,000 in 1994, 1993, and 1992, respectively. NOTE
TWO RESTRICTIONS ON CASH AND DUE FROM BANKS

  Certain of the subsidiary banks are required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those balances for the year ended December 31, 1994, was approximately $4,366,000.














NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE THREE
ACQUISITIONS

   On December 5, 1994, the Company acquired 100% of the common stock of Hinton Financial Corporation and subsidiary (Hinton) in exchange for 460,047 shares of the Company's common stock. The transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the accounts of Hinton. Previously reported results of the Company have been restated as follows:


                                       NINE MONTHS
                                          ENDED           YEAR ENDED        YEAR ENDED
                                   SEPTEMBER 30, 1994 DECEMBER 31, 1993 DECEMBER 31, 1992

NET INTEREST INCOME AS PREVIOUSLY
  REPORTED BY THE COMPANY                $ 22,235,000     $ 25,813,000    $ 21,761,000
HINTON'S PREVIOUSLY REPORTED RESULTS        2,048,000        2,856,000       2,888,000
RESTATED NET INTEREST INCOME             $ 24,283,000     $ 28,669,000    $ 24,649,000

NET INCOME AS PREVIOUSLY REPORTED
  BY THE COMPANY                         $  4,431,000     $  5,503,000    $  5,039,000
HINTON'S PREVIOUSLY REPORTED RESULTS          596,000          929,000         865,000
RESTATED NET INCOME                      $  5,027,000     $  6,432,000    $  5,904,000

NET INCOME PER COMMON SHARE AS
  PREVIOUSLY REPORTED BY THE COMPANY
  AS ADJUSTED FOR THE 10% STOCK
  DIVIDEND IN 1995                       $       1.34     $       1.69    $       1.53
EFFECT OF HINTON RESTATEMENT                     (.01)             .02             .03
RESTATED NET INCOME PER COMMON SHARE     $       1.33     $       1.71    $       1.56



  In June 1994, the Company acquired the remaining 33% interest in the common stock of First National Bank-Beckley, West Virginia (FNB) for which consideration included $530,000. As a result, FNB became a wholly-owned subsidiary of the Company. Minority interest, representing the equity interest in FNB owned by stockholders other than the Company, appears in the 1993 balance sheet as a liability.

  On October 15, 1993, Blue Ridge Bank, a wholly-owned subsidiary of the Company, was declared the successful bidder for the purchase of certain assets and the assumption of the insured deposits and certain other liabilities of a failed thrift which had been in conservatorship with the Resolution Trust Corporation (RTC). Blue Ridge Bank assumed insured deposits of approximately $43 million in exchange for assets (principally cash and cash equivalents) of approximately $40 million from the RTC.

  The FNB and RTC transactions were accounted for under the purchase method of accounting. Accordingly, the results of operations attributable to such acquisitions have been included in the consolidated totals from the respective dates of acquisition. Due to the immateriality of the transactions and the significant assets retained by the RTC with respect to the failed thrift, proforma financial information has not been presented herein.

  Intangible assets arising from prior year purchase business combinations consist of core deposits and goodwill which have an aggregate unamortized balance at December 31, 1994 and 1993, of $4,978,000 and $5,538,000, respectively.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES
NOTE FOUR
INVESTMENTS

   The Company adopted Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. In accordance with SFAS No. 115, prior years' financial statements have not been restated to reflect the change in accounting method and there was no cumulative effect of adopting the Statement. Under SFAS No. 115, investment securities are carried at amortized cost and securities available for sale are carried at fair value with the after-tax net unrealized gain or loss recorded in stockholders' equity. The adoption of SFAS No. 115 resulted in an increase in stockholders' equity of $1,055,000 and a transfer of approximately $15 million from investment securities to securities available for sale.

   As of December 31, 1994, the Company had $9.7 million in structured notes. These securities consist of federal agency securities with an average maturity of less than 3 years and meet regulatory price sensitivity guidelines.

   The aggregate carrying and approximate market values of securities follow. Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

                                                               AVAILABLE-FOR-SALE SECURITIES
                                                                    GROSS        GROSS        ESTIMATED
                                                                  UNREALIZED   UNREALIZED        FAIR
                                                     COST           GAINS        LOSSES         VALUE
DECEMBER 31, 1994
U.S. TREASURY SECURITIES AND OBLIGATIONS
  OF U.S. GOVERNMENT CORPORATIONS AND AGENCIES   $ 47,900,000    $   9,000    $ 2,735,000    $ 45,174,000
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS      790,000        1,000          1,000         790,000
MORTGAGE-BACKED SECURITIES                         11,835,000      101,000        359,000      11,577,000
OTHER DEBT SECURITIES                               1,003,000                      39,000         964,000

TOTAL DEBT SECURITIES                              61,528,000      111,000      3,134,000      58,505,000
EQUITY SECURITIES                                   9,828,000       18,000        431,000       9,415,000
                                                 $ 71,356,000    $ 129,000    $ 3,565,000    $ 67,920,000

                                                                    HELD-TO-MATURITY SECURITIES
                                                                    GROSS              GROSS      ESTIMATED
                                                                  UNREALIZED          UNREALIZED    FAIR
                                                      COST          GAINS              LOSSES       VALUE
DECEMBER 31, 1994
U.S. TREASURY SECURITIES AND OBLIGATIONS
  OF U.S. GOVERNMENT  CORPORATIONS AND AGENCIES  $  87,836,000    $  13,000    $ 3,461,000    $  84,388,000
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS    32,056,000      355,000        883,000       31,528,000
MORTGAGE-BACKED SECURITIES                           4,896,000                     414,000        4,482,000
OTHER DEBT SECURITIES                                3,669,000       23,000         95,000        3,597,000
                                                 $ 128,457,000    $ 391,000    $ 4,853,000    $ 123,995,000





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES
NOTE FOUR
INVESTMENTS (CONTINUED)


                                                              AVAILABLE-FOR-SALE SECURITIES
                                                                   GROSS          GROSS      ESTIMATED
                                                                 UNREALIZED     UNREALIZED      FAIR
                                                     COST          GAINS          LOSSES        VALUE
DECEMBER 31, 1993
U .S.  TREASURY SECURITIES AND  OBLIGATIONS
   OF U.S. GOVERNMENT CORPORATIONS AND AGENCIES  $ 45,280,000    $   859,000    $  58,000    $ 46,081,000
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS       95,000                       1,000          94,000
MORTGAGE-BACKED SECURITIES                         20,492,000        981,000      101,000      21,372,000
OTHER DEBT SECURITIES                               1,809,000         50,000                    1,859,000

TOTAL DEBT SECURITIES                              67,676,000      1,890,000      160,000      69,406,000
EQUITY SECURITIES                                   7,851,000         29,000            0       7,880,000
                                                 $ 75,527,000    $ 1,919,000    $ 160,000    $ 77,286,000

                                                                       HELD-TO-MATURITY SECURITIES
                                                                            GROSS         GROSS        ESTIMATED
                                                                         UNREALIZED     UNREALIZED        FAIR
                                                            COST            GAINS         LOSSES         VALUE
DECEMBER 31, 1993
U.S.  TREASURY SECURITIES AND  OBLIGATIONS OF U.S.
  GOVERNMENT CORPORATIONS AND AGENCIES                  $ 127,512,000    $ 2,588,000    $ 158,000    $ 129,942,000
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS           33,889,000      1,969,000       26,000       35,832,000
OTHER DEBT SECURITIES                                       4,709,000        262,000                     4,971,000
                                                        $ 166,110,000    $ 4,819,000    $ 184,000    $ 170,745,000

  The amortized cost and estimated fair value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                             ESTIMATED
                                              COST           FAIR VALUE
AVAILABLE-FOR-SALE
  DUE IN ONE YEAR OR LESS                $   6,047,000    $   5,851,000
  DUE AFTER ONE YEAR THROUGH FIVE YEARS     22,093,000       21,056,000
  DUE AFTER FIVE YEARS THROUGH TEN YEARS    20,848,000       19,404,000
  DUE AFTER TEN YEARS                          705,000          617,000
                                            49,693,000       46,928,000
  MORTGAGE-BACKED SECURITIES                11,835,000       11,577,000
                                         $  61,528,000    $  58,505,000
HELD-TO-MATURITY
  DUE IN ONE YEAR OR LESS                $  18,010,000    $  17,813,000
  DUE AFTER ONE YEAR THROUGH FIVE YEARS     69,920,000       67,668,000
  DUE AFTER FIVE YEARS THROUGH TEN YEARS    32,993,000       31,521,000
  DUE AFTER TEN YEARS                        2,638,000        2,511,000
                                           123,561,000      119,513,000
  MORTGAGE-BACKED SECURITIES                 4,896,000        4,482,000
                                         $ 128,457,000    $ 123,995,000

  Gross gains of $100,000 and gross losses of $903,000 were realized on sales and calls of securities during 1994. During 1993 and 1992, respectively, gross gains of $390,000 and $72,000 and gross losses of $68,000 and $63,000 were realized on sales of securities. The book value of securities pledged to secure public deposits and for other purposes as required or permitted by law approximated $70,318,000 and $51,146,000 at December 31, 1994 and 1993, respectively.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE FIVE
LOANS

                                                DECEMBER 31
                                           1994             1993
COMMERCIAL, FINANCIAL AND AGRICULTURAL $ 137,425,000    $ 125,568,000
RESIDENTIAL REAL ESTATE                  238,231,000      184,602,000
INSTALLMENT LOANS TO INDIVIDUALS         129,300,000      114,110,000
                                       $ 504,956,000    $ 424,280,000

   The Company grants loans to customers generally within the market areas of its subsidiary banks. There is no significant concentration of credit risk by industry or by related borrowers. There are no foreign loans outstanding and highly leveraged loan transactions are insignificant. The effects on income of nonaccrual loans, as well as their outstanding balances, were not material.

   During 1994, the Company began participation in a short-term, whole-loan bulk purchasing program whereby the Company purchases from a third party whole loans secured by residential mortgages. The loans, generally, are repurchased from the Company within 90 days. The Company earns a fixed rate of return on loans purchased under the program. During 1994, the annualized rate was 9% and aggregate income from loans purchased under the program was approximately $1.9 million, which was reflected in interest income. Additionally, the Company began originating residential mortgage loans to be sold on the secondary market. Due to the short-term nature of these loans, the recorded value approximates fair value. At December
31, 1994, the Company's investment in loans held for sale approximated $30,227,000. A summary of changes in the allowance for possible loan losses follows:


                                       1994            1993            1992
BALANCE AT BEGINNING OF YEAR       $ 5,764,000     $ 5,380,000     $ 2,401,000
PROVISION FOR POSSIBLE LOAN LOSSES     953,000       1,341,000       2,222,000
CHARGE-OFFS                         (1,093,000)     (1,537,000)     (1,163,000)
RECOVERIES                             393,000         476,000         240,000
ALLOWANCE OF PURCHASED SUBSIDIARY            0         104,000       1,680,000
BALANCE AT END OF YEAR             $ 6,017,000     $ 5,764,000     $ 5,380,000

  The Financial Accounting Standards Board (FASB) has issued SFAS No. 114, "Accounting By Creditors for Impairment of a Loan," which was amended by SFAS No. 118. The provisions of SFAS No. 114 and SFAS No. 118 are effective for fiscal years beginning after December 15, 1994. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. The Company will adopt this Statement on January 1, 1995 and it will not have a material effect on the Company's financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE SIX
BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment follows:


                                           DECEMBER 31
                                       1994            1993
BANK PREMISES                      $ 17,865,000    $ 14,325,000
FURNITURE, FIXTURES, AND EQUIPMENT   11,009,000       9,806,000
                                     28,874,000      24,131,000
LESS ALLOWANCE FOR DEPRECIATION      11,196,000       8,705,000
                                   $ 17,678,000    $ 15,426,000
NOTE SEVEN
SHORT-TERM BORROWINGS

  Short-term borrowings consist primarily of advances from the Federal Home Loan Bank of Pittsburgh (the FHLB) and securities sold under agreement to repurchase. A summary of the Company's short-term borrowings is set forth below:

1994:
                                  AVERAGE AMOUNT OUTSTANDING DURING THE YEAR    $ 42,559,000
                                  MAXIMUM AMOUNT OUTSTANDING AT ANY MONTH END     78,263,000
                                  WEIGHTED AVERAGE INTEREST RATE:
                                                DURING THE YEAR                     3.96%
                                                END OF THE YEAR                     5.50%
1993:
                                  AVERAGE AMOUNT OUTSTANDING DURING THE YEAR    $ 17,641,000
                                  MAXIMUM AMOUNT OUTSTANDING AT ANY MONTH END     24,539,000
                                  WEIGHTED AVERAGE INTEREST RATE:
                                                DURING THE YEAR                     2.40%
                                                END OF THE YEAR                     2.65%
1992:
                                  AVERAGE AMOUNT OUTSTANDING DURING THE YEAR    $ 10,605,000
                                  MAXIMUM AMOUNT OUTSTANDING AT ANY MONTH END     16,272,000
                                  WEIGHTED AVERAGE INTEREST RATE:
                                                DURING THE YEAR                     3.10%
                                                END OF THE YEAR                     2.18%

NOTE EIGHT
LONG-TERM DEBT AND UNUSED LINES OF CREDIT

 Long-term debt, which represents an obligation of the Parent Company, consists of a $10,000,000 revolving credit loan with an unrelated party. The loan has a variable rate (7.9375% at December 31, 1994) with interest payments due quarterly and principal due at maturity in June 1995. Management intends to refinance the loan according to provisions provided in the agreement.

  The loan agreement contains certain restrictive provisions applicable to the Parent Company including limitations on additional long-term debt. The parent company has pledged the common stock of its wholly-owned subsidiaries, The City National Bank (City National) and The Peoples Bank of Point Pleasant, as collateral for the revolving credit loan.

  During 1994, five of the Company's subsidiaries were approved for membership, joining City National who was approved in 1993, in the FHLB. On a consolidated basis, the Company has purchased 44,000 shares of the FHLB stock at par value. Such purchases entitle the Company to dividends declared by the FHLB and provide an additional source of short-term and long-term funding, in the form of collateralized advances. At December 31, 1994, the subsidiaries have been issued one year flexline commitments of $61,725,000, at prevailing interest rates, from the FHLB with maturities ranging from June to December 1995. Such commitments are subject to satisfying the Capital Stock Requirement provisions, as defined, in the agreement with the FHLB. As of December 31, 1994, amounts outstanding pursuant to the agreements totaled $12,707,000.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE NINE
RESTRICTIONS ON SUBSIDIARY DIVIDENDS

 Certain restrictions exist regarding the ability of the subsidiary banks to transfer funds to the Parent Company in the form of cash dividends. The approval of the bank's applicable primary regulator is required prior to the payment of dividends by a subsidiary bank in excess of its earnings retained in the current year plus retained net profits for the preceding two years. During 1995, the subsidiary banks can, without prior regulatory approval, declare dividends of approximately $6,214,000 to the Parent Company, plus retained net profits for the interim period through the date of such dividend declaration.


NOTE TEN
INCOME TAXES

 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                        DECEMBER 31
                                                   1994            1993
DEFERRED TAX ASSETS:
   ALLOWANCE FOR LOAN LOSSES                    $ 2,208,000    $ 2,168,000
   ACQUIRED NET OPERATING LOSS CARRY FORWARD        777,000        885,000
   DEFERRED COMPENSATION PAYABLE                    436,000        435,000
   SECURITIES AVAILABLE FOR SALE                  1,356,000              0
   OTHER                                            200,000        155,000
TOTAL DEFERRED  TAX ASSETS                        4,977,000      3,643,000
DEFERRED TAX LIABILITIES:
   FEDERAL INCOME TAX ALLOWANCE FOR LOAN LOSSES     630,000        861,000
   PREMISES AND EQUIPMENT                           746,000        734,000
   CORE DEPOSIT INTANGIBLE                          482,000        544,000
   INVESTMENTS                                      139,000        172,000
   LOANS                                            272,000        278,000
   PREPAIDS                                         111,000        111,000
   OTHER                                              8,000         13,000
TOTAL DEFERRED TAX LIABILITIES                    2,388,000      2,713,000

NET DEFERRED  TAX ASSETS                        $ 2,589,000    $   930,000

SIGNIFICANT COMPONENTS OF THE PROVISION FOR INCOME TAXES ARE AS FOLLOWS:


                                              LIABILITY METHOD
                              1994               1993                 1992
FEDERAL:
   CURRENT                $ 2,876,000         $ 2,667,000        $ 2,469,000
   DEFERRED                  (303,000)           (153,000)          (402,000)


                            2,573,000           2,514,000          2,067,000
 STATE                        620,000             435,000            444,000

    TOTAL                 $ 3,193,000         $ 2,949,000        $ 2,511,000

  Current income tax expense (benefit) attributable to investment securities transactions approximated $(321,000), $129,000, and $4,000 in 1994, 1993, and 1992, respectively. As of December 31, 1994, the Company has approximately $ 1.7 million and $2.3 million, respectively, of federal and state income tax credit carryforwards which expire in 2006.





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE TEN
INCOME TAXES (CONTINUED)

 A reconciliation between income taxes as reported and the amount computed by applying the statutory federal income tax rate to income before income taxes follows:


                                                            LIABILITY METHOD
                                                  1994            1993            1992
COMPUTED FEDERAL TAXES AND STATUTORY RATE      $ 3,497,000     $ 3,189,000     $ 2,861,000
STATE INCOME TAXES, NET OF FEDERAL TAX BENEFIT     340,000         314,000         320,000
TAX EFFECTS OF:
  NONTAXABLE INTEREST INCOME                      (611,000)       (593,000)       (606,000)
  OTHER ITEMS, NET                                 (33,000)         39,000         (64,000)
                                               $ 3,193,000     $ 2,949,000     $ 2,511,000

NOTE ELEVEN
RETIREMENT PLAN

  The City Holding Company Profit Sharing and 401(k) Plan (the Plan) is a deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees who complete one year of service are eligible to participate in the Plan. Participants may contribute from 1% to 15% of pre-tax earnings to their respective accounts. These contributions may be invested in any of four investment options selected by the employee, one of which is City Holding Company common stock. The Company matches 50% of the first 6% of compensation deferred by the participant with City Holding Company common stock. Profit sharing contributions are discretionary, as determined annually by the Company's Board of Directors. The Company's total expense associated with the Plan approximated $881,000, $562,000, and $403,000 in 1994, 1993, and
1992, respectively. The total number of shares of the Company's common stock held by the Plan is 120,492. Other than the Plan, the Company offers no postretirement benefits.

    In May 1993, the Company formed the 1993 Stock Incentive Plan (Incentive Plan) applicable to key employees. Under the Incentive Plan, stock options are granted at an amount no less than the fair value of the Company's common stock on the date of the grant. Participants in the Incentive Plan may also be granted stock appreciation rights and stock awards, at the discretion of the Company's Compensation Committee of the Board of Directors. A maximum of 300,000 shares of the Company's common stock may be issued pursuant to the provisions of the Incentive Plan. Since its inception, no awards have been made under the Incentive Plan.

NOTE TWELVE
TRANSACTIONS WITH DIRECTORS AND OFFICERS

  Subsidiaries of the Company have granted loans to the officers and directors of the Company and its subsidiaries, and to their associates. The loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate amount of loans outstanding as of December 31, 1994 and 1993, attributable directly and indirectly to these parties, was approximately $20,089,000 and $18,898,000, respectively. During 1994, $6,693,000 of new loans were made and repayments totaled $5,502,000.

   A director of one of the Company's subsidiaries is the President of a non-affiliated financial institution that participates in the whole-loan bulk purchasing program (See NOTE FIVE).




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES
NOTE THIRTEEN
INCOME

 Included in other income in 1994 is $1,400,000 related to an insurance recovery at one of the Company's subsidiary banks. Additionally, in 1994 the Company became involved in the secondary market for mortgage loans which generated fee income of $317,000.

NOTE FOURTEEN
EXPENSES

 The following items of other expenses exceeded one percent of total revenue for the respective years:

                                      1994            1993            1992

INSURANCE, INCLUDING FDIC PREMIUMS $ 1,545,000    $ 1,324,000    $ 1,068,000
ADVERTISING                            868,000        606,000        419,000
BANK SUPPLIES                          887,000        783,000        573,000
LEGAL AND ACCOUNTING FEES              952,000        475,000        335,000
NOTE FIFTEEN
COMMITMENTS AND CONTINGENT LIABILITIES

  In the normal course of business, certain financial products are offered by the Company to accommodate the financial needs of its customers. Loan commitments (lines of credit) represent the principal off-balance-sheet financial product offered by the Company. At December 31, 1994 and 1993, commitments outstanding to extend credit totaled approximately $45,776,000 and $25,252,000, respectively. To a much lesser extent, the Company offers standby letters of credit which require payments to be made on behalf of customers when certain specified future events occur. Amounts outstanding pursuant to such standby letters of credit were $3,161,000 and $780,000 as of December 31, 1994 and 1993, respectively. Historically, substantially all standby letters of credit have expired unfunded.

   Both of the above arrangements have credit risks essentially the same as that involved in extending loans to customers and are subject to the Company's standard credit policies. Collateral is obtained based on management's credit assessment of the customer. Management does not anticipate any material losses as a result of these commitments.

NOTE SIXTEEN
PREFERRED STOCK AND SHAREHOLDER RIGHTS PLAN

    The Company's Board of Directors has the authority to issue preferred stock, and to fix the designation, preferences, rights, dividends and all other attributes of such preferred stock, without any vote or action by the shareholders. As of December 31, 1994, there are no such shares outstanding, nor are any expected to be issued, except as might occur pursuant to the Stock Rights Plan discussed below.

  The Company's Stock Rights Plan provides that each share of common stock carries with it one right. The rights would be exercisable only if a person or group, as defined, acquired 10% or more of the Company's common stock, or announces a tender offer for such stock. Under conditions described in the Stock Rights Plan, holders of rights could acquire shares of preferred stock or additional shares of the Company's common stock, or in the event of a 50% or more change-in-control, shares of common stock of the acquiror. The value of shares acquired under the plan would equal twice the exercise price.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES
NOTE SEVENTEEN
FAIR VALUES OF FINANCIAL INSTRUMENTS

 FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

 The following table represents the estimates of fair value of financial instruments:

                                                FAIR VALUE OF FINANCIAL INSTRUMENTS
                                             1994                              1993
                                  CARRYING           FAIR             CARRYING        FAIR
                                   AMOUNT            VALUE             AMOUNT         VALUE

ASSETS
  CASH AND SHORT-TERM INVESTMENTS $ 27,591,000    $ 27,591,000    $ 27,436,000    $ 27,436,000
  LOANS HELD FOR SALE               30,227,000      30,227,000
  SECURITIES                       199,813,000     191,915,000     241,637,000     248,031,000
  NET LOANS                        489,395,000     478,324,000     407,990,000     412,587,000
LIABILITIES
  DEMAND DEPOSITS                  388,794,000     388,794,000     400,099,000     400,099,000
  TIME DEPOSITS                    262,470,000     255,190,000     217,234,000     249,526,000
  SHORT-TERM BORROWINGS             57,483,000      57,483,000      21,669,000      21,669,000
  LONG-TERM DEBT                     6,875,000       6,875,000       5,875,000       5,875,000

  The following methods and assumptions were used in estimating fair value amounts for financial instruments:

  The fair values for the loan portfolio are estimated using discounted cash flow analyses at interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying values of accrued interest approximate fair value.

  The fair values of demand deposits (i.e interest and noninterest-bearing checking, regular savings, and other types of money market demand accounts) are, by definition, equal to their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

  Securities sold under agreements to repurchase represent borrowings with original maturities of less than 90 days. The carrying amounts of short-term borrowings approximate their fair values.

   The fair values of long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  The fair values of commitments are estimated based on fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the counterparties' credit standing. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle them or otherwise settle the obligations with the counterparties at the reporting date. The fair values approximated the carrying values of these commitments and letters of credit as of December 31, 1994 and 1993 and were not material.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE EIGHTEEN
CITY HOLDING COMPANY (PARENT COMPANY ONLY)FINANCIAL INFORMATION


CONDENSED BALANCE SHEETS


                                                    DECEMBER 31
                                              1994               1993
ASSETS
  CASH                                     $     77,000    $    188,000
  SECURITIES AVAILABLE-FOR-SALE               1,726,000       1,603,000
  INVESTMENT IN SUBSIDIARIES                 67,009,000      60,630,000
  FIXED ASSETS                                1,745,000       1,768,000
  OTHER ASSETS                                1,262,000         490,000
   TOTAL ASSETS                            $ 71,819,000    $ 64,679,000

LIABILITIES
  LONG-TERM DEBT                           $  6,875,000    $  5,875,000
  ADVANCES FROM AFFILIATES                    5,807,000       2,234,000
  OTHER LIABILITIES                           2,268,000         736,000
   TOTAL LIABILITIES                         14,950,000       8,845,000

STOCKHOLDERS' EQUITY                         56,869,000      55,834,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 71,819,000    $ 64,679,000

  Advances from affiliates, which eliminate for purposes of the Company's consolidated financial statements, represent amounts borrowed from banking subsidiaries to fund the purchase of certain bank premises and to meet other cash needs of the parent. Such debt is collateralized by the securities and fixed assets of the Parent Company. Interest is due quarterly at prime with principal due at maturity in 1997. The maximum available credit under the advance is subject to the subsidiaries' legal lending limit which approximated $6,356,000 at year end.


CONDENSED STATEMENTS OF INCOME

                                                      YEAR ENDED DECEMBER 31
                                                   1994               1993            1992

INCOME
  DIVIDENDS FROM BANK SUBSIDIARIES                $ 5,231,000     $ 10,906,000     $ 4,476,000
  INTEREST AND DIVIDENDS ON SECURITIES                111,000          117,000          12,000
  OTHER INCOME                                      1,604,000          146,000               -
                                                    6,946,000       11,169,000       4,488,000
EXPENSES
  INTEREST EXPENSE                                    735,000          349,000           5,000
  OTHER EXPENSES                                    3,159,000        2,505,000       1,508,000
                                                    3,894,000        2,854,000       1,513,000
INCOME BEFORE INCOME TAX
  BENEFIT AND EQUITY IN  UNDISTRIBUTED NET INCOME
  (EXCESS DIVIDENDS) OF  SUBSIDIARIES               3,052,000        8,315,000       2,975,000
INCOME TAX BENEFIT                                 (1,344,000)        (991,000)       (605,000)
INCOME BEFORE EQUITY
  IN UNDISTRIBUTED NET INCOME  (EXCESS DIVIDENDS)
  OF  SUBSIDIARIES                                  4,396,000        9,306,000       3,580,000
EQUITY IN UNDISTRIBUTED  NET INCOME
  (EXCESS DIVIDENDS)  OF SUBSIDIARIES               2,563,000       (2,874,000)      2,324,000
  NET INCOME                                      $ 6,959,000     $  6,432,000     $ 5,904,000



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE EIGHTEEN

CITY HOLDING COMPANY (PARENT COMPANY ONLY)
FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED DECEMBER 31
                                                                1994             1993            1992
OPERATING ACTIVITIES
  NET INCOME                                                 $ 6,959,000     $  6,432,000     $ 5,904,000
  ADJUSTMENTS TO RECONCILE NET INCOME TO NET
    CASH PROVIDED BY OPERATING ACTIVITIES:
      PROVISION FOR DEPRECIATION                                 149,000
      DECREASE (INCREASE) IN OTHER ASSETS                         44,000         (128,000)        190,000
      INCREASE (DECREASE) IN OTHER LIABILITIES                 1,532,000          430,000         (98,000)
  (EQUITY IN UNDISTRIBUTED NET INCOME) EXCESS DIVIDENDS
    OF SUBSIDIARIES                                           (2,563,000)       2,874,000      (2,324,000)
  OTHER                                                                            99,000          32,000
        NET CASH PROVIDED BY OPERATING ACTIVITIES              6,121,000        9,707,000       3,704,000

INVESTING ACTIVITIES
  PROCEEDS FROM MATURITIES OF INVESTMENT SECURITIES                             6,551,000         250,000
  PROCEEDS FROM SALES OF SECURITIES                                               250,000
  PURCHASES OF INVESTMENT SECURITIES                            (148,000)      (6,407,000)     (2,246,000)
  PURCHASES OF MORTGAGE LOANS                                   (808,000)
  CASH PAID FOR ACQUIRED SUBSIDIARY                             (532,000)        (193,000)     (2,250,000)
  CASH INVESTED IN SUBSIDIARIES                               (5,318,000)      (8,767,000)     (2,000,000)
  PURCHASES OF PREMISES AND EQUIPMENT                           (126,000)      (1,706,000)
      NET CASH USED IN INVESTING ACTIVITIES                   (6,932,000)     (10,272,000)     (6,246,000)

FINANCING ACTIVITIES
  PROCEEDS FROM LONG-TERM DEBT                                 6,875,000        5,225,000       4,000,000
  PRINCIPAL REPAYMENTS ON LONG-TERM DEBT                      (5,875,000)      (3,350,000)
  ADVANCES FROM BANK SUBSIDIARIES, NET                         3,573,000        2,234,000
  CASH DIVIDENDS PAID                                         (2,298,000)      (1,833,000)     (1,611,000)
  PURCHASES OF TREASURY STOCK                                   (193,000)      (2,218,000)       (548,000)
  PROCEEDS FROM SALES OF TREASURY STOCK                          461,000          565,000         665,000
  REDEMPTION OF DISSENTER AND FRACTIONAL SHARES               (1,843,000)
      NET CASH PROVIDED BY FINANCING  ACTIVITIES                 700,000          623,000       2,506,000
      (DECREASE)  INCREASE IN CASH                              (111,000)          58,000         (36,000)
  CASH AT BEGINNING OF YEAR                                      188,000          130,000         166,000
  CASH AT END OF YEAR                                        $    77,000     $    188,000     $   130,000




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE NINETEEN

SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  A summary of selected quarterly financial information for 1994 and 1993 follows:

                                        FIRST             SECOND         THIRD           FOURTH
                                        QUARTER           QUARTER        QUARTER         QUARTER

1994
INTEREST INCOME                      $ 12,665,000    $ 13,359,000    $ 14,295,000     $ 14,829,000
INTEREST EXPENSE                        5,095,000       5,259,000       5,682,000        6,206,000
NET INTEREST INCOME                     7,570,000       8,100,000       8,613,000        8,623,000
PROVISION FOR POSSIBLE LOAN LOSSES        201,000         215,000         215,000          322,000
INVESTMENT SECURITIES GAINS (LOSSES)       69,000           3,000         (20,000)        (855,000)
NET INCOME                              1,658,000       1,644,000       1,725,000        1,932,000
NET INCOME PER COMMON SHARE                  0.44            0.44            0.45             0.52

1993
INTEREST INCOME                      $ 11,760,000    $ 11,877,000    $ 11,891,000     $ 12,688,000
INTEREST EXPENSE                        4,774,000       4,781,000       4,761,000        5,231,000
NET INTEREST INCOME                     6,986,000       7,096,000       7,130,000        7,457,000
PROVISION FOR POSSIBLE LOAN LOSSES        343,000         320,000         295,000          383,000
INVESTMENT SECURITIES GAINS                87,000          99,000          84,000           52,000
NET INCOME                              1,661,000       1,646,000       1,678,000        1,447,000
NET INCOME PER COMMON SHARE                  0.44            0.44            0.45             0.38


NOTE TWENTY
PENDING MERGER

  In March 1995, the Company signed a definitive agreement to acquire First Merchants Bancorp in Montgomery, West Virginia (Merchants). At December 31, 1994, Merchants reported total assets of approximately $115 million. The merger, which is expected to be consummated in the third quarter of 1995, involves the exchange of approximately 920,000 shares of Company common stock for all of Merchants' outstanding shares. It is anticipated that the transaction will be accounted for under the pooling of interests method of accounting. The following condensed unaudited proforma financial information presents selected balance sheet amounts and operating results of the Company and Merchants as though they had been combined during all periods indicated below.


                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                               1994         1993         1992
AT YEAR END
  NET LOANS                                                  $ 547,809    $ 462,424    $ 376,206
  TOTAL DEPOSITS                                               746,805      709,958      605,398
  TOTAL ASSETS                                                 895,817      816,225      701,862

SUMMARY OF OPERATIONS
  NET INTEREST INCOME                                        $  37,594    $  32,876    $  28,696
  INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
   CHANGE                                                        8,142        7,762        6,972
  NET INCOME                                                     8,142        7,645        6,972
  INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE PER SHARE                                                1.74         1.63         1.48
  NET INCOME PER COMMON SHARE                                     1.74         1.63         1.48


                        Report of Ernst & Young LLP
                           Independent Auditors


Board of Directors and Stockholders
First Merchants Bancorp, Inc.


    We have audited the accompanying consolidated balance sheets of First Merchants Bancorp, Inc. and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Merchants Bancorp, Inc. and subsidiary at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


    As discussed in the footnotes to the consolidated financial statements, in 1993 First Merchants Bancorp, Inc. changed its method of accounting for securities (Note D), postretirement benefits other than pensions (Note I), and income taxes (Note J).

                                                Ernst & Young LLP

Charleston, West Virginia

January 27, 1995, except as to
Note O, the date of which is March 14, 1995


CONSOLIDATED BALANCE SHEETS
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY
                                                              DECEMBER 31
                                                           1994          1993
ASSETS                                                 ------------  ------------
  Cash and due from banks                                $5,211,650    $4,436,864
  Federal funds sold                                        810,000       710,000
                                                       ------------  ------------
                            CASH AND CASH EQUIVALENTS     6,021,650     5,146,864

  Interest-bearing deposits in other banks                  670,734     1,215,307
  Securities available for sale (cost: 12-31-94 -
    $16,204,906: 12-31-93 - $20,547,829)                 14,888,731    21,056,123
  Securities held to maturity (approximate market
    value: 12-31-94 - $28,304,476;
    12-31-93 - $22,312,255)                              28,648,209    21,139,938

  Loans - gross                                          59,015,396    55,067,019
  Less:  Unearned income                                   (141,203)     (188,366)
         Allowance for loan losses                         (460,000)     (445,000)
                                                       ------------  ------------
                                          LOANS - NET    58,414,193    54,433,653

  Premises and equipment                                  3,452,390     3,551,457
  Other assets                                            3,195,202     2,603,663
                                                       ------------  ------------
                                         TOTAL ASSETS  $115,291,109  $109,147,005
                                                       ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
    Deposits:
      Noninterest bearing                               $13,674,107   $10,882,479
      Interest bearing                                   81,867,045    81,742,940
                                                       ------------  ------------
                                       TOTAL DEPOSITS    95,541,152    92,625,419
    Short-term borrowings:
      Securities sold under agreements
        to repurchase                                     8,634,139     4,947,012
      Other short-term borrowings                           509,881       595,807
                                                       ------------  ------------
                          TOTAL SHORT-TERM BORROWINGS     9,144,020     5,542,819
    Other liabilities                                     1,144,151     1,207,401




                                                       ------------  ------------
                                    TOTAL LIABILITIES   105,829,323    99,375,639
  Stockholders' equity:
    Common stock, $2 par value, 1,000,000 shares
      authorized, 576,000 shares issued and
      outstanding                                         1,152,000     1,152,000
    Surplus                                                 649,343       649,343
    Retained earnings                                     8,450,153     7,665,033
    Net unrealized (loss) gain on Securities
      available for sale, net of related tax effect:
      1994 $(526,465); and 1993 $203,304                   (789,710)      304,990
                                                       ------------  ------------
                           TOTAL STOCKHOLDERS' EQUITY     9,461,786     9,771,366
                                                       ------------  ------------
                                TOTAL LIABILITIES AND
                                 STOCKHOLDERS' EQUITY  $115,291,109  $109,147,005
                                                       ============  ============
See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY
                                                YEAR ENDED DECEMBER 31
                                           1994          1993          1992
INTEREST INCOME                         ----------    ----------    ----------
  Interest and fees on loans            $4,899,930     4,349,508     4,272,442
  Interest and dividends on securities:
    Taxable                              1,825,918     1,842,861     2,245,531
    Nontaxable                             761,162       806,764       750,040
  Interest on federal funds sold            47,284        48,616        61,228
  Interest on deposits with other banks     79,781        38,050        23,604
                                        ----------    ----------    ----------
                 TOTAL INTEREST INCOME   7,614,075     7,085,799     7,352,845
INTEREST EXPENSE
  Interest on deposits                   2,767,583     2,664,333     2,964,063
  Interest on short-term borrowings        158,949       213,973       341,558
                                        ----------    ----------    ----------
                TOTAL INTEREST EXPENSE   2,926,532     2,878,306     3,305,621
                                        ----------    ----------    ----------
                   NET INTEREST INCOME   4,687,543     4,207,493     4,047,224
PROVISION FOR LOAN LOSSES                   86,699        93,193       103,155
                                        ----------    ----------    ----------
             NET INTEREST INCOME AFTER
             PROVISION FOR LOAN LOSSES   4,600,844     4,114,300     3,944,069
OTHER INCOME
  Service charges on deposit accounts      326,698       306,879       272,619
  Other service charges and fees            50,509        48,746        41,210
  Securities gains, net                     73,829       351,522         6,122
  Other                                    151,024       151,001       111,205
                                        ----------    ----------    ----------
                    TOTAL OTHER INCOME     602,060       858,148       431,156
OTHER EXPENSE
  Salaries and employee benefits         1,752,089     1,573,371     1,444,818
  Occupancy expense of premises            298,126       237,402       204,785
  Furniture and equipment expense          291,738       283,545       303,201
  Other operating expenses               1,325,789     1,130,605     1,027,317
                                        ----------    ----------    ----------
                   TOTAL OTHER EXPENSE   3,667,742     3,224,923     2,980,121
                                        ----------    ----------    ----------
    INCOME BEFORE INCOME TAXES
      AND CUMULATIVE EFFECT OF
      CHANGE IN METHOD OF ACCOUNTING     1,535,162     1,747,525     1,395,104
INCOME TAXES                               352,602       417,918       327,392
                                        ----------    ----------    ----------
      Income Before Cumulative Effect
      of Change in Method of Accounting $1,182,560    $1,329,607     1,067,712

      Cumulative Effect as of January 1,
      1993 of change in Method of
      Accounting for Other Postretirement
      Benefits, Net of income tax benefit
      of $77,953                                        (116,930)
                                        ----------    ----------    ----------
                           NET INCOME   $1,182,560    $1,212,677     1,067,712
     EARNINGS PER COMMON SHARE :        ==========    ==========    ==========
        Income before cumulative
        effect of change in method of
        accounting                           $2.05         $2.31         $1.85

        Cumulative effect of change
        in method of accounting                             (.20)
                                          --------      --------      --------

        Net income                           $2.05         $2.11         $1.85
                                          ========      ========      ========

            AVERAGE SHARES OUTSTANDING     576,000       576,000       576,000
                                          ========      ========      ========


See notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY




                                                                    Net
                                                                 Unrealized    Total
                                                                   Gain
                               Common                Retained    (Loss) on  Stockholders'
                                Stock     Surplus    Earnings    Securities    Equity
                             ----------  ----------  ----------  ----------  ----------
Balance at January 1, 1992     $288,000    $649,343  $6,889,444   ($266,818) $7,559,969

Net income                                            1,067,712               1,067,712

Cash dividends declared
  ($0.46 per share)                                    (266,400)               (266,400)

Change in net unrealized
  loss on marketable equity
  securities                                                        179,721     179,721
                             ----------  ----------  ----------  ----------  ----------
Balance at December 31, 1992   $288,000    $649,343  $7,690,756    $(87,097) $8,541,002


Net income                                            1,212,677               1,212,677

Cash dividends declared
  ($ .65 per share)                                    (374,400)               (374,400)

Change in net unrealized
  loss on marketable equity
  securities                                                         (9,880)     (9,880)

Stock split effected in
  the form of a 3 for 1
  stock dividend                864,000                (864,000)

Change in accounting method
 for securities, net of taxes
 of $203,304                                                        401,967     401,967
                             ----------  ----------  ----------  ----------  ----------
  Balance at Dec. 31, 1993   $1,152,000    $649,343  $7,665,033    $304,990  $9,771,366




Net income                                            1,182,560               1,182,560

Change in net unrealized loss
  on securities                                                  (1,094,700) (1,094,700)

Cash dividends
  ($.69 per share)                                     (397,440)               (397,440)
                             ----------  ----------  ----------  ----------  ----------

Balance at December 31, 1994 $1,152,000    $649,343  $8,450,153  $(789,710)  $9,461,786
                             ==========  ==========  ==========  ==========  ==========






See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY
                                                 THE YEAR ENDED DECEMBER 31
                                              1994          1993          1992
                                           ----------    ----------    ----------
OPERATING ACTIVITIES
  Net income                               $1,182,560    $1,212,677    $1,067,712
  Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
      Cumulative effect of change in
         accounting principle                                116,930
      Net amortization                         (8,846)       (2,589)       41,013
      Provision for loan losses                86,699        93,193       103,155
      Depreciation                            204,392       220,057       222,056
      Deferred income tax expense (benefit)    (5,547)       13,257      (124,951)
      Securities, gain net                     73,829      (351,522)       (6,122)
      Purchases of trading securities               0    (2,880,211)   (5,177,674)
      Proceeds from sales of trading
        securities                                  0     2,880,211     5,177,674
      Increase in other assets                160,973         2,158        63,613
      Decrease in other liabilities           (63,250)     (212,551)     (129,869)
                                           ----------    ----------    ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES 1,483,152     1,091,610     1,236,607

INVESTING ACTIVITIES
  Purchases of investment securities      (11,588,316)  (14,976,841)  (17,392,904)
  Purchases of securities AFS              (1,955,534)
  Proceeds from sales of securities AFS     6,361,604     6,303,206
  Proceeds from maturities of sec. AFS                    1,591,843
  Proceeds from maturities of invest. sec.  3,610,085     2,763,236     6,760,446
  Proceeds from calls of invest. sec.       1,034,050     3,736,543     8,945,230
  Net decrease in short-term investments                  1,295,068
  Net (increase) decrease in loans         (4,141,203)    3,478,477    (5,960,120)
  Net cash received in acquisition                        5,843,968
  Purchases of premises and equipment        (105,325)     (209,854)     (200,848)
  Proceeds from sale of OREO                   56,779        40,919         9,500
                                           ----------    ----------    ----------
  NET CASH (USED IN) PROVIDED BY
     INVESTING ACTIVITIES                  (6,727,860)    9,866,565    (7,838,696)

FINANCING ACTIVITIES
  Net inc. in noninterest-bearing deposits  2,791,628       655,298     1,332,764
  Net inc. (dec.)in interest-bearing dep.     124,105    (1,879,103)    2,701,535
  Net inc. (dec.) in repurchase agreements  3,687,128   (10,248,121)    4,738,724
  Net increase (decrease) in other




      short-term borrowings                   (85,927)       12,111       198,045
  Cash dividends paid                        (397,440)     (420,479)     (234,720)
                                           ----------    ----------    ----------
  NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                     6,119,494   (11,880,294)    8,736,348
                                           ----------    ----------    ----------
NET (DEC.) INC. IN CASH AND CASH EQUIV.       874,786      (922,119)    2,134,259

Cash and cash equiv. at start of period     5,146,864     6,068,983     3,934,724
                                           ----------    ----------    ----------
     CASH AND CASH EQUIVALENTS
        AT END OF PERIOD                   $6,021,650    $5,146,864    $6,068,983
                                           ==========    ==========    ==========



See notes to consolidated financial statements.








NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MERCHANTS BANCORP, INC. AND SUBSIDIARY
DECEMBER 31, 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of First Merchants Bancorp, Inc. and subsidiary (First Merchants) conform with generally accepted accounting principles. The following is a summary of the more significant policies:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of First Merchants Bancorp, Inc. and its wholly-owned subsidiary, the Merchants National Bank(Merchants National). All significant intercompany balances and transactions have been eliminated.

STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, First Merchants considers cash and due from banks and federal funds sold as cash and cash equivalents. Income taxes paid approximated $348,000 in 1994, $529,000 in 1993, and $453,000 in 1992. Interest paid on deposits and short-term borrowings approximated $2,888,000 in 1994, $2,886,000 in 1993, and $3,461,000 in 1992.

SECURITIES: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when First Merchants has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Trading account securities are held for resale in anticipation of short-term market movements and are stated at fair value. Gains and losses on trading securities, both realized and unrealized, are included in other income. No securities were held in the trading account at December 31, 1994 or 1993. Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at fair value with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Realized gains and losses, and declines in value estimated to be other-than-temporary, are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

REVENUE RECOGNITION: Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest generally is discontinued when a loan becomes 90 days past due as to principal or interest. when interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover principal and accrued interest, and the loan is in the process of collection.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established through a provision charged to operations. The allowance for loan losses is established through a provision charged to operations. The allowance represents an amount which, in management's judgement, will be adequate to absorb potential losses on existing loans which may become uncollectible. Management's judgement in determining the adequacy of the allowance is based on quarterly evaluations which take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions which may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. Loans deemed to be uncollectible are charged against the allowance for loan losses.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES: The consolidated provision for income taxes is based upon reported income and expense. Deferred income taxes (included in other assets or other liabilities, as applicable) are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

First Merchants and its subsidiary file a consolidated income tax return. The subsidiary provides for income taxes on a separate return basis and remits amounts determined to be currently payable to First Merchants.

Loan Fees and Costs: Loan origination fees and direct loan origination costs are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of loan yield over the life of the related loan.

NET INCOME PER COMMON SHARE: Net income per common share is based on the weighted average common shares outstanding during each year. Net income per share has been restated for all periods presented prior to 1993 to reflect a stock split, effected in the form of a 3 for 1 stock dividend, which occurred in 1993.

NOTE B - ACQUISITION

In March, 1987, First merchants acquired Gauley National Bank (Gauley National), which has subsequently been merged with and into Merchants National. The acquisition was accounted for under the purchase method of accounting. Accordingly, the identifiable tangible and intangible assets and liabilities of Gauley National were adjusted to their estimated fair market values at the date the transaction was consummated.

In September, 1993, Merchants National, was declared the successful bidder for the purchase of certain assets and the assumption of the insured deposits and certain other liabilities of Evergreen Federal Savings and Loan Association (Evergreen) following its closure by the Office of Thrift Supervision. Merchants National assumed deposits and other liabilities of approximately $15 million in exchange for net loans of $6 million, and cash and cash equivalents (net of premium paid by Merchants National of approximately $900,000) of approximately $6 million and certain other assets. This acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of Evergreen have been included in the consolidated totals from the date of acquisition.

Intangible assets representing the present value of future net income to be earned from the acquired deposits of Gauley National and Evergreen ($459,000) are being amortized on an accelerated basis over ten and seven years, respectively. Accumulated amortization approximated $221,000 and $149,000 at December 31, 1994 and 1993, respectively. The excess of purchase price over the fair market value of the net assets acquired in the Gauley National and Evergreen transactions ($1,008,000) is being amortized on a straight-line basis over 15 years. Accumulated amortization approximated $259,000 and $193,000 at December 31, 1994 and 1993, respectively.

NOTE C - RESTRICTIONS ON CASH AND DUE FROM BANKS

Merchants National is required to maintain balances in cash on hand or on deposit with the Federal Reserve Bank. The average amount of required reserve balances was approximately $737,000 for the year ended December 31, 1994.

NOTE D - SECURITIES

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115, "Accounting For Certain Investments in Debt and Equity Securities." First Merchants elected to adopt the provisions of the new standard at the end of 1993. The cumulative effect as of December 31, 1993 of adopting Statement 115 had no effect on the results of operation. The ending balance of stockholder' equity was decreased as of December 31, 1994 by $789,710 (net of $526,465 in deferred income taxes) to reflect the net unrealized holding loss and increased as of December 31, 1993 by $401,967 (net of $203,304 in deferred income taxes) to reflect the net unrealized holding gain on securities classified as available-for-sale.

The aggregate carrying and approximate market values of securities follow. Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.





                                           December 31, 1994
                           ----------------------------------------------------
                                           Gross         Gross        Estimated
                              Amortized  Unrealized    Unrealized       Market
                                 Cost      Gains         Losses         Value
                           ----------------------------------------------------
HELD-TO-MATURITY
U.S. Treasury sec. and
  oblig. of U.S. Govern't
  Corp's and agencies        $15,059,378    $  8,812    $(332,508)   $14,735,682
Oblig. of states and
  political subdivisions      10,928,045     262,041     (160,170)    11,029,916
Mortgage-backed securities     2,400,786                 (112,788)     2,287,998
Other debt securities            260,000                   (9,120)       250,880
                           -----------------------------------------------------
Totals                       $28,648,209    $270,853    $(614,586)   $28,304,476
                           =====================================================
AVAILABLE-FOR-SALE
U.S. Treasury sec. and
  oblig. of U.S. Govern't
  corp's and agencies        $13,152,520    $  7,278  $(1,042,429)   $12,117,369
Obligations of state and
  political subdivisions       1,308,011       5,478      (45,579)     1,267,910
                           -----------------------------------------------------
Total debt securities         14,460,531      12,756   (1,088,008)    13,385,279
Equity securities              1,744,375                 (240,923)     1,503,452
                           -----------------------------------------------------
Totals                       $16,204,906    $ 12,756  $(1,328,931)   $14,888,731
                           =====================================================

                                           December 31, 1993
                           -----------------------------------------------------
                                           Gross         Gross        Estimated
                              Amortized  Unrealized    Unrealized       Market
                                Cost       Gains         Losses         Value
                           -----------------------------------------------------
HELD-TO-MATURITY
U.S. Treasury sec. and
  oblig. of U.S. Govern't
  corp's and agencies        $ 6,497,581  $  127,669    $ (20,207)   $ 6,605,043
Obligations of state and
  political subdivisions      11,904,049     985,913       (3,401)    12,886,561
Mortgage-backed securities     2,168,308      81,193                   2,249,501
Other debt securities            570,000       3,550       (2,400)       571,150
                           -----------------------------------------------------




Totals                       $21,139,938  $1,198,325    $ (26,008)   $22,312,255
                           =====================================================
AVAILABLE-FOR-SALE
U.S. Treasury sec. and
  oblig. of U.S. Govern't
  corp's and agencies       $ 15,216,839    $419,682    $ (67,594)   $15,568,927
Obligations of states and
  political subdivisions       2,395,685     219,433                   2,615,118
                           -----------------------------------------------------
Total debt securities         17,612,524     639,115      (67,594)    18,184,045
Equity securities              2,935,305      33,750      (96,977)     2,872,078
                           -----------------------------------------------------
Totals                      $ 20,547,829    $672,865    $(164,571)    21,056,123
                           =====================================================

The amortized cost and estimated market value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.




                                                             ESTIMATED
                                              AMORTIZED        MARKET
                                                COST           VALUE
HELD-TO-MATURITY                            -----------------------------
Due in one year or less                       $ 2,510,693   $ 2,503,105
Due after one year through five years          14,381,652    13,992,987
Due after five years through ten years         10,248,204    10,369,524
Due after ten years                             1,507,660     1,438,860
                                            -----------------------------
                                              $28,648,209   $28,304,476
                                            =============================
AVAILABLE-FOR-SALE
Due in one year or less                       $         -   $         -
Due after one year through five years          10,403,167     9,611,325
Due after five years through ten years          2,249,353     2,043,444
Due after ten years                             1,808,011     1,730,510
                                            -----------------------------
                                              $14,460,531   $13,385,279
                                            =============================

During 1994, gross gains of approximately $134,000 and gross losses of approximately $96,000 were realized on securities sales. During 1993 and 1992 respectively, gross gains of approximately $353,000 and $209,000, and gross losses of $1,000 and $2,000 were realized on securities sales.

Securities with a carrying value of approximately $11,086,030 and $8,089,179, respectively, have been pledged to secure public deposits and for other purposes as required or permitted by law as of December 31, 1994 and 1993, respectively.

NOTE E - LOANS

Major classifications of loans as of December 31, are summarized as follows:
                                                 1994               1993
  Commercial loans:                         ---------------------------------
    Commercial paper and loan participations  $10,500,455       $ 9,318,614
    Other commercial and industrial            16,440,210        14,225,357
                                            ---------------------------------
                                               26,940,665        23,543,971
  Consumer loans:
    Installment loans                          10,615,351         9,851,982
    Revolving credit                              780,551           528,513
                                            ---------------------------------
                                               11,395,902        10,380,495
  Residential real estate loans                20,678,829        21,142,553
                                            ---------------------------------
                             Total Loans       59,015,396        55,067,019
  Less unearned income on loans                   141,203           188,366
                                            ---------------------------------

                                               58,874,193        54,878,653
  Less allowance for loan losses                  460,000           445,000
                                            ---------------------------------
                             Net loans        $58,414,193       $54,443,653
                                            =================================


Changes in the allowance for loan losses for each of the three years ended December 31 were as follows:
                                              1994         1993         1992

                                            ----------------------------------
  Balance, January 1                        $445,000     $350,000     $360,000
  Allowance on acquired loans                              61,000
  Provision for loan losses                   86,699       93,193      103,155
  Charge-offs                                (87,182)     (77,852)    (128,201)
  Recoveries                                  15,483       18,659       15,046
                                            ----------------------------------
                     Balance, December 31   $460,000     $445,000     $350,000
                                            ==================================




Certain directors and executive officers of First Merchants, including their immediate families and companies in which they are principal owners, are loan customers of Merchants National. Such loans were made in the ordinary course of business on the Bank's normal credit terms including interest rate and collateralization and did not represent more than a normal risk of collection. The aggregate amount of loans outstanding at December 31, 1994 and 1993, attributable directly and indirectly to these parties was approximately $3,150,000 and $3,090,000, respectively. During 1994, $733,000 of new loans were made and repayments totaled $673,000.

The FASB has issued SFAS No. 114, "Accounting By Creditors for Impairment of a Loan". The provisions of SFAS No.114 are effective for fiscal years beginning after December 15, 1994. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or fair value of the collateral in the loan is collateral dependent. First merchants has not yet completed the complex analysis required to estimate the impact of these new rules and does not expect it implement SFAS No. 114 prior to its first quarter 1995 effective date.

NOTE F - PREMISES AND EQUIPMENT

The major categories of premises and equipment are summarized as follows:

                                                      December 31
                                                 1994             1993
                                              ---------------------------
     Land                                     $  913,561       $  913,561
     Buildings                                 3,171,351        3,126,560
     Furniture and equipment                   2,144,560        2,084,026
                                              ---------------------------
                                               6,229,472        6,124,147
     Less accumulated depreciation             2,777,082        2,572,690
                                              ---------------------------
                Premises and Equipment - Net  $3,452,390        3,551,457
                                              ===========================

NOTE G - DEPOSITS

The major categories of deposits are summarized as follows:

                                                      December 31
                                                 1994             1993
                                              ---------------------------
     Demand deposits
      Non-interest-bearing                    $13,674,107     $10,882,479
      Interest-bearing                         13,942,620      13,176,640
     Savings deposits                          32,360,660      34,209,274
     Certificates of deposits < $100,000       31,869,979      30,835,601
     Certificates of deposits > $100,000        3,693,786       3,521,425
                                              ---------------------------

                              Total Deposits  $95,541,152     $92,625,419
                                              ===========================

NOTE H - RESTRICTIONS ON SUBSIDIARY DIVIDENDS

First Merchant's primary source of funds for payment of dividends to stockholders is dividends received from Merchants National. Certain restrictions exist regarding the ability of Merchants National to transfer funds to First Merchants in the form of cash dividends. Federal banking regulations require regulatory approval prior to declaring dividends in excess of the current year's net income, combined with retained net income for the two preceding years. During 1995, Merchants National can, without prior regulatory approval, declare dividends of approximately $1,610,000 to First Merchants, plus retained net profits for the interim period through the date of such dividend declaration.


NOTE I - EMPLOYEE BENEFITS

Merchants National participates in a noncontributory defined benefit retirement plan which covers all full-time employees with one year of service who have attained the age of 21. Employee benefits are based on years of service and employee compensation earned during employment. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plans funded status and the amounts recognized in First Merchant's balance sheets at December 31, based on actuarial valuations performed as of November 1:

                                                           1994       1993
                                                        ----------------------
     Actuarial present value of accumulated benefit
      obligations - (substantially vested in full)      $1,143,000  $1,191,000
                                                        ======================

     Proj. benefit oblig. for service rendered to date $1,341,000 $1,402,000 Plan assets at fair value, primarily listed common stocks and investments is various
       mutual bond and stock funds                       1,702,000   1,777,000
                                                        ----------------------
             Funded status - Plan Assets in Excess of
                      Projected Benefit Obligation         361,000     375,000
     Unrecognized net gain from past experience
      different from that assumed and effects of
      changes in assumptions                              (239,000)   (263,000)
     Unrecognized prior service cost                       (23,000)    (25,000)
     Unrecognized net asset (overfunding) at date of
      adoption of FASB No. 87                             (145,000)    (95,000)
                                                        ----------------------
                Net Accrued pension Cost Included
                             in Other Liabilities       $  (46,000) $   (8,000)
                                                        ======================

Net periodic pension cost for each of the three years ended December 31 included the following components:

                                                   1994       1993       1992
                                                 ------------------------------
Service cost-benefits earned during the period   $ 42,000   $ 65,000   $ 76,000
Interest cost on projected benefit obligation     102,000     97,000     90,000
Actual return on plan assets                       34,000   (207,000)  (157,000)
Deferred gains                                   (181,000)    68,000     20,000
Amortization of unrecognized net gains             (6,000)   (14,000)   (14,000)
Amortization of unrecognized prior service
 cost                                              (2,000)    (2,000)    (2,000)
Amortization of plan overfunding at date of
 adoption                                         (16,000)   (10,000)   (10,000)
                                                 ------------------------------
     Net Periodic Pension (Benefit) Expense      $(27,000)  $ (3,000)  $  3,000
                                                 ==============================

The weighted-average discount rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 6%, respectively, at November 1, 1994 and 1993. The expected long-term rate of return on plan assets was 8.5% in 1994, 1993, and 1992. The overfunding as of the date of adoption of FASB No. 87, the net deferred gain from past experience different from that assumed, and the effects of changes in assumptions are being amortized as a net credit against pension cost over the average future working lifetime of the participants expected to receive benefits under the plan which approximates 17 years.

In addition to the defined benefit pension plan, Merchants National sponsors contributory defined benefit health care and life insurance plans that provide postretirement medical and life insurance benefits to qualifying retirees. Full-time employees who retire on or after age 62 with 15 years of service, or after age 65 with 10 years of service are eligible for medical benefits. The postretirement medical plan covers a stated percentage of eligible expenses, reduced by deductibles and other coverage, as applicable. The cost-sharing provisions of the medical plan require covered retirees to fund 50% of the total cost of employee coverage and 100% of any dependent coverage. Life insurance coverage is available only to employees who retired prior to January 1, 1993 and otherwise met the service requirements indicated above for medical benefits.
The cost-sharing provisions of the postretirement life insurance plan require covered retirees to fund 50% of the total cost. Effective January 1, 1993, First Merchants adopted FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions". The cumulative effect as of January 1, 1993 of adopting Statement 106 decreased net income by $116,930 (net of $77,953 in deferred income tax benefit), or $.20 per share. Adoption of the Statement also increased 1993 net periodic postretirement benefit cost by approximately $11,000. Postretirement benefit costs for 1992, Which was recorded on a cash basis, has not been restated.


The following table presents combined details of the amounts recognized in First Merchant's statement of financial position relative to the respective unfunded postretirement benefit plans:

                                                          DECEMBER 31
                                                       1994         1993
                                                   -------------------------
   Accumulated postretirement benefit obligation:
   Retirees                                          $136,441     $128,789
   Fully eligible active plan participants             17,657       16,665
   Other active plan participants                      63,894       60,321
                                                   -------------------------
           Accrued Postretirement Benefit Cost       $217,992     $205,775
                                                   =========================

Net periodic postretirement benefit cost for the years ended December 31, included the following components:

                                                       1994          1993
                                                   --------------------------
   Service cost                                        6,777         6,477
   Interest cost                                      15,291        14,616
                                                   --------------------------
        Net Periodic Postretirement Benefit Cost      22,068        21,093
                                                   ==========================

The weighted-average annual assumed rates of increase in the per capita cost of covered benefits are 11% (pre-age 65 benefits) and 9% (post-age 65 benefits) for 1994 (the rates previously assumed for 1993 were 11.5% and 9,5%, respectively) and are assumed to decrease .5% annually to an ultimate level of 5%. The annual assumed rate of increase in per capita cost of life insurance benefits (i.e. salary increases) is %5. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $30,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by approximately $5,000. The weighed- average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1994 and 1993.

NOTE J - INCOME TAXES


Effective January 1, 1993, First Merchants changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". The cumulative effect of adopting Statement 109 as of January 1, 1993, was not material to First Merchant's consolidated financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of First Merchant's deferred tax liabilities and assets as of December 31 are as follows:

     Deferred tax liabilities                              1994          1993
                                                        -----------------------
      Unrealized gains on securities
        available for sale                              $       -     $(203,000)
      Premises and equipment                             (179,000)     (185,000)
      Federal income tax allowance for loan losses       (166,000)     (167,000)
      Other                                               (42,000)      (34,000)
                                                        -----------------------
                          Total Deferred Liabilities     (387,000)     (589,000)

     Deferred tax assets:
      Unrealized losses on sec. available-for-sale        526,000             -
      Allowance for loan losses                           180,000       176,000
      OPEB liability                                       86,000        81,000
      Accrued liabilities                                  10,000        31,000
      Other                                                38,000        54,000
                                                        -----------------------
                           Total Deferred Tax Assets      840,000       342,000
                                                        -----------------------
               Net Deferred Tax Assets (Liabilities)    $ 483,000     $(247,000)
                                                        =======================

Income taxes included in earnings for each of the three years ended December 31 are composed of:

                                                                        Deferred
                                                   Liability Method      Method
                                                    1994       1993       1992
                                                  ------------------------------
     Federal:
       Current                                    $275,564   $306,289   $340,343
       Deferred (benefit) expense                   (5,547)    13,257   (124,951)
                                                  ------------------------------
                                                   270,017    319,546    215,392
     State                                          82,585     98,372    112,000
                                                  ------------------------------
                                           Total  $352,602   $417,918   $327,392
                                                  ==============================

Current income tax expense attributable to securities transactions approximated $29,000, $141,000, and $2,000 in 1994, 1993, and 1992, respectively.




The provision for income taxes differs from the federal statutory rate for the following reasons:

                                      LIABILITY METHOD          DEFERRED METHOD
                               -------------------------------------------------
                                 1994      %      1993      %     1992       %
                               -------------------------------------------------
Comp. tax at stat. fed. rate   $521,955   34.00  $594,159  34.00  $474,335  34.00
Add state income taxes net
 of federal tax benefit          53,478    3.48    63,789   3.65    59,469   4.26
Increase (decrease) in taxes
 resulting from:
  Tax-exempt interest          (239,141) (15.58) (252,876)(14.47) (231,801)(16.62)
  Amortization of purchase
   accounting adjustments             -       -         -      -    20,003   1.43
  Other                          16,310    1.06    12,846    .73     5,386    .40
                               -------------------------------------------------
                               $352,602   22.96  $417,918  23.91  $327,392  23.47
                               =================================================

NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, Merchants National offers a variety of financial products to customers to aid them in meeting their requirements for liquidity and credit enhancement. Generally accepted accounting principles recognize these transactions as contingent liabilities and, accordingly, they are not reflected in the accompanying financial statements. Following is a discussion of the transactions.

    Standby letters of credit: These transactions are used by the Bank's customers as a means of improving their credit standing in their dealings with others. Under these agreements, the Bank agrees, in exchange for a fee, to honor certain financial commitments in the event that its customers are unable to do so. Amounts outstanding pursuant to such standby letters of credit as of December 31, 1994 and 1993 were $388,000 and $213,000, respectively. Management conducts regular reviews of these instruments on an individual customer basis, and the results are considered in assessing the adequacy of the allowance for loan losses.

    Loan Commitments: As of December 31, 1994 and 1993, Merchants National had commitments outstanding to extend credit totaling approximately $2,633,000 and $682,000, respectively. These commitments (lines of Credit) generally require the customers to maintain certain credit standards.

Both of the above arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's standard credit policies. Collateral is obtained based on management's credit assessment of the customer. Management does not anticipate any material losses as a result of these commitments.




The following items of other income and expense exceeded one percent of total revenue for the periods indicated:

                                                 1994      1993      1992
                                               ----------------------------
   Other Expense:
    FDIC assessment                            $213,000  $179,000  $170,000
    Marketing                                    96,000    87,000    65,000
    Directors and committee fees                 94,000    88,000    63,000
    Printing stationery and supplies            102,000    93,000    75,000

   Other income:
    Credit life insurance premiums               97,000    94,000    88,000

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the FASB issued Statement No. 107, Disclosures about Fair Values of Financial Instruments". This statement requires the disclosure of the fair value of substantially all financial instruments, whether recognized or not recognized in the balance sheet. The statement does not change any of the present requirements for recognition, measurement, or classification of financial instruments in the financial statements. Statement 107 is effective for financial statements issued for fiscal years ending after December 15, 1995, for entities with less than $150 million in total assets.

NOTE N - FIRST MERCHANTS BANCORP, INC (PARENT ONLY) FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

                                                         December 31
                                                     1994           1993
                                                  -------------------------
ASSETS
Cash                                              $   56,137    $    51,297
Investment in bank subsidiary                      9,518,838      9,830,978
Other assets                                         175,000        160,000
                                                  -------------------------
                                     Total Assets $9,749,975    $10,042,275
                                                  =========================

LIABILITIES
Other liabilities                                 $  288,189    $   270,909
                                                  -------------------------
                                Total Liabilities $  288,189    $   270,909
                                                  =========================

STOCKHOLDERS' EQUITY                               9,461,786      9,771,366
                                                  -------------------------
       Total Liabilities and Stockholders' Equity $9,749,975    $10,042,275
                                                  =========================

CONDENSED STATEMENTS OF INCOME

                                              YEAR ENDED DECEMBER 31
                                             1994        1993        1992
                                         ----------------------------------
INCOME
Dividends from bank subsidiary           $  400,000  $  385,000  $  275,000

Equity in undistributed earnings of sub     782,560     827,677     792,712
                                         ----------------------------------
                              Net Income $1,182,560  $1,212,677  $1,067,712
                                         ==================================







CONDENSED STATEMENTS OF CASH FLOWS

                                              YEAR ENDED DECEMBER 31
                                             1994        1993        1992
                                         ----------------------------------
OPERATING ACTIVITIES
Net income                               $1,182,560  $1,212,677  $1,067,712
Adjustments to reconcile net income to
 cash provided by operating activities:
  Equity in undistributed
        earnings of subsidiary             (782,560)   (827,677)   (792,713)
  (Increase) Decrease in other assets       (15,000)     45,000    (205,000)
                                         ----------------------------------
   Cash Provided by Operating Activities    385,000     430,000      69,999

FINANCING ACTIVITIES
Cash dividends paid                        (380,160)   (420,479)   (234,720)
                                         ----------------------------------
       Cash Used in Financing Activities   (380,160)   (420,479)   (234,720)
                                         ==================================

             Increase (Decrease) in Cash      4,840       9,521    (164,721)

Cash at beginning of year                    51,297      41,776     206,497
                                         ----------------------------------
                     Cash at End of Year $   56,137  $   51,297  $   41,776
                                         ==================================

NOTE O - PENDING MERGER

On March 14, 1995, the Company's board of directors approved a plan of merger whereunder the Company will be acquired by City Holding Company. The merger is subject to approvals of shareholders and regulators, and is expected to be consummated in the summer of 1995.

                         Annexes previously filed with
                         Pre-Effective Amendment No. 1

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

            Item 20.  Indemnification of Officers and Directors

     Section 31-1-9 of the West Virginia Corporation Act provides in part that each West Virginia corporation shall have the power to indemnify any director, officer, employee or agent or former director, officer, employee or agent against expenses actually and reasonably incurred by him in connection with the defense of any claim, action, suit or proceeding against him by reason of being or having been such director, officer, employee or agent other than an action by or in the right of the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation. With respect to an action by or in the right of the corporation the director, officer, employee or agent or former director, officer, employee or agent may be indemnified if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding against him by reason of being or having been such director, officer, employee or agent to be liable for negligence or misconduct in the performance of duty; and to make any other or further indemnity to any such persons that may be authorized by the articles of incorporation or any by-law made by the shareholders or any resolution adopted, before or after the event, by the shareholders. The By-laws of City Holding contain provisions pursuant to the foregoing section of the West Virginia Corporation Act indemnifying the directors, officers, employees and agents of City Holding in certain cases against expenses and liabilities under judgments and reimbursements of amounts paid in settlement.

     City Holding has purchased directors and officers' liability insurance policies. Within the limits of their coverage, the policies insure (l) the directors and officers of City Holding against certain losses, to the extent such losses are not indemnified by City Holding, and (2) City Holding, to the extent it indemnifies such directors and officers for losses as permitted under the laws of West Virginia.

Item 21.  Exhibits and Financial Statement Schedules

     (a)     Exhibits

     2* Agreement and Plan of Reorganization dated March 14, 1995, among City Holding, Merchants, and FMB (attached to the Joint Proxy Statement/Prospectus as Annex I)

     5*      Opinion of Steptoe & Johnson

     8* Opinion of Hunton & Williams with respect to tax consequences of the Merger

     23(a)   Consent of Ernst & Young LLP

     23(b)   Consent of Ernst & Young LLP

     23(c)*  Consent of Steptoe & Johnson (included in Exhibit 5)

     23(d)*  Consent of Hunton & Williams (included in Exhibit 8)

     23(e)   Consent of Persinger & Company, L.L.C.

     23(f)*  Consent of Baxter Fentriss and Company

     24*     Power of Attorney

     99(a)*  Form of FMB Proxy

     99(b)*  Form of City Holding Proxy

     (b)     Financial Statement Schedules -- None

     (c) Report, Opinion or Appraisal -- (attached to the Joint Proxy Statement/Prospectus as Annex IV

     ____________________
     * Previously filed.

Item 22.  Undertakings

     (a)     The undersigned Registrant hereby undertakes as follows:

             1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3)
             of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             3. To remove from registration by means of a post-effective amendment any of the securities being registered in which remain unsold at the termination of the offering.

             4. That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain, or will be amended to contain, the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

             5. That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

             6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Pre-Effective Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charleston, State of West Virginia, on June 14, 1995.

                                  CITY HOLDING COMPANY


                                  By /s/ Steven J. Day

                                     Steven J. Day, President
                                     and Chief Executive Officer




          Pursuant to the requirements of the Securities Act of 1933, this Pre-Amendment No. 2 has been signed by the following persons in the capacities indicated on June 14, 1995.



     Signature                         Title and Capacity


/s/ Steven J. Day                      President and Chief
Steven J. Day                          Executive Officer; Director
                                       (Principal Executive Officer)

/s/ Robert A. Henson*                  Chief Financial Officer (Principal
Robert A. Henson                       Financial Officer and Principal
                                       Accounting Officer)

                                       Chairman of the Board; Director
Samuel M. Bowling


Scott Briers                           Director

/s/ Otis L. O'Connor*                  Secretary; Director
Otis L. O'Connor

/s/ Darrell K. Cales*                  Director
Darrell K. Cales

/s/ Robert D. Fisher*                  Director
Robert D. Fisher

/s/ Jack E. Fruth*                     Director
Jack E. Fruth

/s/ Jay Goldman*                       Director
Jay Goldman

/s/ Carlin K. Harmon*                  Director
Carlin K. Harmon

/s/ C. Dallas Kayser*                  Director
C. Dallas Kayser

/s/ Dale Nibert*                       Director
Dale Nibert


Bob Richmond                           Director

/s/ Mark Schaul*                       Director
Mark Schaul

/s/ Van R. Thorn*                      Director
Van R. Thorn

*By: /s/ Steven J. Day
       Attorney-in-Fact

                              Exhibit Index



             Exhibit


23(a)        Consent of Ernst & Young LLP

23(b)        Consent of Ernst & Young LLP

23(e)        Consent of Persinger & Company, L.L.C.